2009 ANNUAL REPORT


10012023


RECEIVED
APR 21 2010
193

THREE DECADES. ONE VISION.


CERNER
All Together

On the Cover

Thirty years ago, our founders set out to build information technology that automated the mission-critical processes of an information-driven industry—healthcare. For 30 years, this central value proposition has remained constant while Cerner's vision for healthcare has grown successively broader. Envisioning bold solutions to systemic flaws and challenges in healthcare gives purpose to our work, much of which we do with our families and loved ones in mind. Today, we enjoy collaborating with more than 8,500 healthcare facilities worldwide to solve healthcare's many challenges and touch countless lives along the way. As we enter a new decade, our opportunity to impact healthcare has never been greater.

This photo montage represents Cerner's three founders, associates, clients, events, philanthropies and milestones throughout the past 30 years. Thank you for three decades of transforming vision into reality. We look forward to redefining the future, all together.



CERNER
CORPORATION




CERNER
YCSD
20
CERNER

nurture






Entrepreneurs' Exchange


CERNER










HEALTH


CONNECT THE PERSON
AUTOMATE
CLOSE LOOP












CERNER
MIDDLE EAST








HIMSS
HIMSS
Novant
HEALTH CARE
FLOYD
MAYO CLINIC
UPMC
HEALTH SYSTEM
MERCY
Adventist
HEALTH SYSTEM




CERNER






ALL
TOGETHER
ALL



Cerner and the American Royal
Two Strong Kansas City Traditions


ANNUAL REPORT 2009


CERNER
All Together

Table of Contents: Annual Report 2009

Board of Directors

Neal L. Patterson

- Chairman of the Board and Chief Executive Officer, Cerner Corporation

Clifford W. Illig

- Vice Chairman, Cerner Corporation

Gerald E. Bisbee Jr., Ph.D.

- Chairman, President and Chief Executive Officer, ReGen Biologics, Inc., Franklin Lakes, NJ

The Honorable John C. Danforth

- Partner, Bryan Cave LLP, St. Louis, MO
- Ambassador to the United Nations, July 2004–January 2005
- U.S. Senator - Missouri, 1976-1995

Michael E. Herman

- General Partner, Herman Family Trading Company, Kansas City, MO
- President, Kansas City Royals Baseball Club, 1992-2000

William B. Neaves, Ph.D.

- Chief Executive Officer and Director, The Stowers Institute for Medical Research, Kansas City, MO

William D. Zollars

- Chairman, President and Chief Executive Officer, YRC Worldwide, Overland Park, KS

Leadership

Cerner Executive Cabinet

Neal L. Patterson ▪ Chairman of the Board and Chief Executive Officer
Clifford W. Illig ▪ Vice Chairman
Earl H. "Trace" Devanny, III ▪ President
Marc G. Naughton ▪ Executive Vice President and Chief Financial Officer
Michael R. Nill ▪ Executive Vice President and Chief Engineering Officer
Jeffrey A. Townsend ▪ Executive Vice President
Michael G. Valentine ▪ Executive Vice President and Chief Operating Officer
Paul N. Gorup ▪ Senior Vice President and Chief of Innovation
Julia M. Wilson ▪ Senior Vice President and Chief People Officer
Thomas P. Herzog ▪ Vice President, IT and Medical Device Technologies
Bill D. Wing ▪ Vice President, Cerner RevWorks

Cerner Executive Management

Zane M. Burke ▪ Senior Vice President, Employer Services
Richard J. Flanigan ▪ Senior Vice President, Research Services
John B. Landis ▪ Senior Vice President, Client Operations
Farrell L. Sanders ▪ Senior Vice President, Cerner ITWorks
Kent C. Scheuler ▪ Senior Vice President, Managed Services
Shellee K. Spring ▪ Senior Vice President, PowerWorks
Joanne M. Burns ▪ Vice President, Cerner Corporation and CIO, Tiger Institute
Robert J. Campbell ▪ Vice President and Chief Learning Officer
Kimberly K. Hlobik ▪ Vice President, Lighthouse
J. Bryan Ince ▪ Vice President, Health Economy
Gay M. Johannes ▪ Vice President and Chief Quality Officer
Eva L. Karp ▪ Vice President, Direct Care and Nursing Strategies
Catherine E. Mueller ▪ Vice President, Client Experience
J. Randall Nelson ▪ Vice President, Life Sciences
David W. Sides ▪ Vice President, Worldwide Consulting
Randy D. Sims ▪ Vice President, Chief Legal Officer and Secretary
Jacob P. Sorg ▪ Vice President, National Practices

Client Organization

Jude G. Dieterman ▪ Senior Vice President, Cerner Corporation and President, Client Development
Michael C. Neal ▪ Senior Vice President, Cerner Corporation and President, Pacific
John T. Peterzalek ▪ Senior Vice President, Cerner Corporation and President, Atlantic
Richard M. Berner ▪ Vice President and General Manager, Middle East
Marcos Garcia ▪ Vice President and General Manager, Spain
Richard W. Heise ▪ Vice President and General Manager, Australia and Asia Pacific
Robert J. Shave ▪ Vice President, Cerner Corporation and President, Cerner Canada
Bruno N. Slosse ▪ Vice President and General Manager, EMEA
Holger Cordes ▪ General Manager, Germany
Amanda J. Green ▪ Managing Director, Ireland

Intellectual Property Organization

Douglas S. McNair, M.D. & Ph.D. ▪ Senior Vice President, Knowledge and Discovery
Ryan R. Hamilton ▪ Vice President, Intellectual Property Development
David P. McCallie, Jr., M.D. ▪ Vice President, Medical Informatics
Rama Nadimpalli ▪ Vice President and General Manager, Cerner India
Owen L. Straub ▪ Vice President, Millennium Development

Cerner's Long-Term Performance

2009 represents the end of Cerner's third decade. In business, as well as life, we measure progress against certain predefined periods on the calendar. As a public company, the time intervals that get the most attention are the *quarter* and the *year*. The *decade* offers some insights the shorter intervals do not. The table below highlights Cerner's growth over the past decade and since we became a publically traded company in 1986.

					Compound Annual Growth Rates	
		1986	1999	2009	Previous Decade 1999-2009	Since Going Public 1986-2009
Top Line	Bookings Revenue	$18	$285	$1,832	20%	22%
	Revenue	$17	$358	$1,672	17%	22%
	Domestic Revenue	$17	$334	$1,399	15%	21%
	Global Revenue	$0.2	$24	$273	28%	38%
	Revenue Backlog	$11	$501	$4,212	24%	30%
Bottom Line	Operating Earnings	$3	$13	$309	38%	23%
	Operating Margin	14.8%	3.5%	18.5%		
	Net Earnings	$2	$7	$204	40%	22%
	Earnings Per Share	$0.05	$0.10	$2.43	37%	18%
Balance Sheet	Total Assets	$26	$661	$2,149	13%	21%
	Cash and Investments	$8	$76	$559	22%	21%
	Days Sales Outstanding	161	164	90	-6%	-2%
	Total Debt	$1	$100	$121	2%	22%
	Equity	$16	$379	$1,581	15%	22%
Cash Flow	Operating Cash Flow	$1	$27	$347	29%	31%
	Free Cash Flow (FCF)	-$1	-$17	$138		
Investment in Growth	Capital Expenditures	$1	$14	$131	25%	23%
	R&D Spending	$2	$89	$285	12%	25%
	Associate Headcount	149	2,625	7,576	11%	19%
Market Performance	Cerner Stock Price	$0.97	$9.84	$82.44	24%	21%
	Market Capitalization	$45	$668	$6,992	26%	25%
	Nasdaq Composite Index	349	4,069	2,269	-6%	8%
	S&P 500 Index	242	1,469	1,115	-3%	7%

Notes

Dollars are in millions except Earnings Per Share and stock prices.

Cerner's historical stock prices are split adjusted.

Free Cash Flow represents Operating Cash Flow less Capital Expenditures and Capitalized Software.

Operating Earnings, Operating Margin, Net Earnings, and Earnings Per Share exclude impact of share-based compensation expense.

Some observations from our numerical history: First, if you grow a company consistently over a long period of time, people eventually start viewing it as big. (Cerner was added to the S&P 500 index in April 2010.) Second, if you use vision to guide the company's development, you have a chance of growing over a long period of time. Third, it never hurts to be in the right place at the right time, which increases your odds for success.

A Letter to our Shareholders, Clients and Associates:

A very strong finish turned 2009 into a fair year for Cerner, despite challenging economic conditions worldwide over the past 24 months. 2009 capped off another decade of strong Cerner growth—we are three for three since our founding in 1979. Each decade has seen Cerner deliver much of the vision that was in place at the beginning of that decade. We exit both 2009 and the first decade of the new millennium poised for future success, with a fresh vision and clear intent for what lies ahead. In this letter, we attempt to provide some context to Cerner's performance in 2009, putting it into the perspective of the past decade. We also attempt to share some insights into how we are approaching the decade that has just begun. Finally, we end with comments on our vision for some of the fundamental changes necessary to sustain high-quality, affordable healthcare in the not-so-distant future.

At the outset, Cerner fully anticipated 2009 would be a challenging year, and it did not disappoint. Our larger clients, health systems and hospitals in the U.S., were still dealing with an array of financial issues that impacted them in 2008, while they committed to strengthening their balance sheets, cash balances and operating margins. The growth in unemployment and corresponding cuts in Medicaid reimbursements by state governments added to their challenges. Moreover, there was no safe haven for healthcare around the world, with few countries enjoying prosperity. Through it all, our clients remained committed to their most strategic information technology (IT) projects, but more cautiously so.

In February 2009, actions by the U. S. Congress gave providers who have not yet gone paperless a reason to believe that investment in electronic health records (EHRs) would not only be warranted but also compulsory. By promising to provide approximately $35B[1] in reimbursements to hospitals, providers and other eligible professionals who implement and demonstrate "meaningful use" of a core EHR, the HITECH[2] provisions of the American Recovery and Reinvestment Act of 2009 (ARRA) started the wheels in motion to create a state of near-ubiquitous EHR use in the U. S. by the middle of the new decade. At the same time, a lack of clarity around the definition of meaningful use created a new source of strategic uncertainty. By our fourth quarter, the combination of conditions and influences shifted more to the positive, and we saw our clients become bolder with their plans and commitments. A very strong finish gave us a fair year, one with somewhat disappointing top-line growth but strong shareholder returns; a year in which we met our earnings targets, expanded our operating margins and delivered strong cash flows.

Below are a few highlights from 2009. For more details, refer to the financial appendix that follows this letter.

- New business bookings increased 19% to $1.8 billion.
- Revenue backlog increased 21% to $4.2 billion.
- Operating margins[3] increased 190 basis points to 18.5%, which drove a net earnings[3] increase of 12% to $204 million, despite flat revenue levels of $1.7 billion. We were pleased to achieve a 21% operating margin in the fourth quarter, the first time we surpassed the 20% target that we publicly set as our goal in 2003, when our operating margin was 9%.
- Cash flow from operations grew 23% to $347 million. Free cash flow[3], defined as operating cash flow less capital expenditures and capitalized software, increased 33% to $138 million.
- Cerner's stock price increased 114%, compared to a 44% increase in the NASDAQ Composite Index and a 23% increase in the S&P 500, reflecting our delivery of solid results in a challenging environment, our strong position to benefit from the healthcare IT provisions in ARRA and improved broader stock market performance.

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1 The $35 billion designated for incentives is before estimated penalties for those that do not comply and before expected savings from a more efficient healthcare system and higher corporate tax receipts from businesses that will spend less on healthcare in a more efficient system. The net amount of the incentives is approximately $17 billion.

2 HITECH is an acronym for Health Information Technology for Economic and Clinical Health.

3 Operating margin, net earnings, and free cash flow reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 2009 Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead should be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis and for management compensation purposes. Please see the appendix to this letter for a reconciliation of these items to GAAP results.

A Look Back: Strong Growth in an Important Decade

The year 2009 marked the conclusion of a huge decade for Cerner. Before discussing the enormous potential in the decade ahead of us, we would like to reflect on the past 10 years and our track record during this time.

The decade itself was frequented by macro events, most with global impact, that challenged the overall foundations upon which economies, institutions, behaviors, cultures and liberties are built. It started with a dramatic economic plunge precipitated by the dot-com bubble burst. Then, one morning in 2001, history separated itself into "before" and "after" 9/11. Two wars followed and have continued longer than many expected. Other events were fused to this temporal framework—hanging chads, anthrax, Enron, WorldCom, Katrina, a tsunami, Virginia Tech, Madoff, tainted sports heroes, real estate foreclosures, Wall Street's collapse, GM and Chrysler bankruptcies, bank bailouts, "too big to fail," H1N1 and Fort Hood. Late 2008 revealed a painful bookend to the era—a severe, global economic recession. Under it, the world economy staggered to the point of frightening governments into behaviors that will take a generation or more to evaluate.

It is against this depressed backdrop that healthcare became a much more pressing subject of debate in all countries. A consensus began to form that digitization of healthcare information, especially the medical record, was a change that would produce more efficient and safer care. In the U.S., the broad topic of healthcare reform was introduced at the decade's close. While Cerner was not totally insulated from the negative impacts of the events of the past decade, we had a great 10 years, finding ourselves at the right place at the right time with the right stuff.

The table on the following page compares Cerner's stock price performance over time with that of some other major companies, many of which are more familiar, household names. Study this table for a bit, and you will begin to appreciate what your Company has accomplished over the past decade.

Cerner is in an enviable class of enterprises. Based on stock price performance, almost all of the old-world companies—newspapers, airlines, auto, film and telephone—did not fare well in the last decade. Many of these companies faced seemingly unexpected changes in their markets, often arising from the impact of disruptive technologies. To the extent that they may have found it possible to anticipate changes in the business environment, you wonder how much a lack of major innovation or timely adaptation cost these companies. Even the front-line, historically substantial technology companies such as IBM, HP, Microsoft and Oracle experienced declines or limited growth in market value over the past decade. Similarly, the new-age companies such as Amazon and eBay saw little growth in market value during the same timeframe. The companies that stand out were game-changing innovators, such as Google and Apple, which used their success to establish platforms capable of supporting the growth of entirely new market segments based on substantially different business models.

From its inception, Cerner was positioned at the intersection of information technology and healthcare delivery. In our opinion, that is the right place to be. Both industries have a dynamic past and both continue to have a strong future relevance to our individual lives and to global economies.

Despite the dot-com bust and the ensuing cascade of negative events, overall, technology had a strong decade. With disruptive impact, the innovators continued to innovate, transforming how we work, play and connect, possibly altering even how we elect our leaders. In the past 10 years, we rediscovered our personal music collections, located our grad school friends online, mastered new user interfaces with our thumbs, learned to play "guitar" by the light of the TV, used satellites to find where we were going, worked practically anywhere and discovered how to watch our favorite TV shows on our schedule rather than the networks'. Rapidly evolving Internet technologies helped activate innovative business models designed to preserve consumers' perceptions of a free experience, while opening new worlds and options for how we spend our time and money.

In healthcare, it was *the* decade when progressive healthcare provider organizations finally committed to the difficult journey of digitizing their organizations. This era was launched in part by an Institute of Medicine report, released in November 1999, which compiled strong evidence that systematic medical errors harm and kill a staggering number of people each year. The name of the publication, *To Err is Human*[4], implied both the root cause and a systems solution,

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4 Institute of Medicine, Committee on Quality of Health Care in America. To Err is Human: Building a Safer Health System. Kohn LT, Corrigan JM, Donaldson, MS, eds. Washington, D.C: National Academy Press, 1999.

and it set the stage for healthcare leaders to adopt EHRs. Because of two prior decades (1979-1999) of Cerner growth through boundary expansion, foresight and leadership in developing highly clinical, technologically superior EHRs, Cerner was poised at the decade's outset to meet the demand for systemic solutions to complex healthcare problems.

Notably, most Cerner associates still implicitly understand that healthcare has yet to realize the full potential of IT, and consumers have yet to discover the best ways to utilize their own health information. Right time and right place, indeed. Imagine with us where Cerner can be in 2020.

	Stock Price		Market Capitalization		Stock Price Change to 2009			CAGRs to 2009		
	1999	2009	2004	2009	1999	2004	2006	3-Year	5-Year	10-Year
Cerner	**$9.84**	**$82.44**	**$1,998**	**$6,843**	**738%**	**210%**	**81%**	**22%**	**25%**	**24%**
McKesson	$20.83	$62.50	$9,114	$16,749	200%	105%	26%	8%	15%	12%
Allscripts-Misys	$17.76	$20.23	$176	$2,936	14%	369%	86%	23%	36%	1%
Eclipsys	$25.63	$18.52	$970	$1,055	-28%	-9%	-10%	-3%	-2%	-3%
CPSI	N/A	$46.05	$195	$505	N/A	147%	58%	16%	20%	N/A
Quadramed	$43.59	$8.39	$100	$70	-81%	-33%	-39%	-15%	-8%	-15%
AT&T	$31.64	$28.03	$66,350	$165,377	-11%	39%	-9%	-3%	7%	-1%
GE	$38.55	$15.13	$320,227	$161,135	-61%	-50%	-54%	-23%	-13%	-9%
Siemens	$85.04	$91.70	$67,769	$79,452	8%	21%	0%	0%	4%	1%
Disney	$26.34	$32.25	$52,724	$60,308	22%	23%	-2%	-1%	4%	2%
New York Times Co	$40.02	$12.36	$5,171	$1,787	-69%	-65%	-44%	-18%	-19%	-11%
Eastman Kodak	$49.78	$4.22	$8,369	$1,132	-92%	-86%	-83%	-44%	-32%	-22%
Daimler Chrysler	$62.37	$53.30	$43,984	$53,407	-15%	23%	-11%	-4%	4%	-2%
Ford	$22.72	$10.00	$25,968	$33,100	-56%	-27%	33%	10%	-6%	-8%
American Airlines	$28.37	$7.73	$1,763	$2,570	-73%	-29%	-74%	-37%	-7%	-12%
United Airlines	N/A	$12.91	N/A	$2,156	N/A	N/A	-69%	-32%	N/A	N/A
General Motors	$50.66	$0.47	$19,522	$272	-99%	-99%	-98%	-75%	-58%	-37%
Bank of America	$16.64	$15.06	$153,462	$130,269	-9%	-60%	-68%	-32%	-17%	-1%
Goldman Sachs	$73.76	$168.84	$48,172	$86,797	129%	69%	-14%	-5%	11%	9%
Citigroup	$29.42	$3.31	$209,151	$75,667	-89%	-92%	-93%	-60%	-39%	-20%
UBS	$31.72	$15.51	$96,458	$54,595	-51%	-63%	-74%	-36%	-18%	-7%
Microsoft	$48.50	$30.48	$268,178	$270,662	-37%	22%	6%	2%	4%	-5%
IBM	$97.03	$127.25	$156,493	$166,698	31%	39%	38%	11%	7%	3%
Oracle	$28.01	$24.53	$70,589	$122,895	-12%	79%	43%	13%	12%	-1%
Hewlett-Packard	$39.72	$51.51	$57,194	$121,564	30%	156%	27%	8%	21%	3%
Intel	$36.96	$20.40	$133,627	$112,608	-45%	-5%	7%	2%	-1%	-6%
Amazon	$99.88	$134.52	$18,159	$58,244	35%	204%	241%	51%	25%	3%
Ebay	$15.65	$23.53	$59,304	$30,354	50%	-47%	-22%	-8%	-12%	4%
Electronic Arts	$21.00	$17.75	$19,121	$5,777	-15%	-71%	-65%	-29%	-22%	-2%
Google	N/A	$619.98	$51,475	$196,701	N/A	222%	35%	10%	26%	N/A
Apple	$25.70	$210.73	$26,887	$189,800	720%	554%	148%	35%	46%	23%
S&P 500	1,469	1,115			-24%	-8%	-21%	-8%	-2%	-3%
Dow	11,497	10,428			-9%	-3%	-16%	-6%	-1%	-1%
NASDAQ Composite	4,069	2,269			-44%	4%	-6%	-2%	1%	-6%

CAGR=Compound Annual Growth Rate
Market Capitalization Dollars in Millions
Historical stock prices are adjusted for splits and dividends.
N/A=Not available for date reflected in table.

Health Reform Circa 2010

Health reform has been a topic in every American generation over the past century. But in the last 12 months, we have witnessed an unprecedented national political discussion about the characteristics of the healthcare system we are leaving for our children. Hopefully, a real dialog happened behind closed doors between wise members of the government and industry. The public view, however, was of a more negative, polarized, loud, partisan and bitter political battle. Nevertheless, the most significant U.S. healthcare legislation in 30 years passed along party lines in March 2010. The language describing the legislation changed over time from *health reform* to *health insurance reform* to reflect a more limited scope focused on decreasing the rolls of the uninsured.

The legislation mandates employers and individuals to offer and purchase medical insurance, and it moves a broader group of Americans into the existing Medicaid system. The legislation also creates state-based insurance exchanges that give small employers and individuals the purchasing powers of larger groups, and it eliminates the exclusionary underwriting practice around preexisting conditions. A set of new taxes on wealthy individuals, excise taxes on healthcare companies and unfunded mandates and penalties on employers and individuals are being used to partially underwrite the costs of the new benefits. The other major source of new funds is a significant projected savings from the federal Medicare program, which, if materialized, will come from eliminating fraud and abuse, decreasing payments to providers and/or decreasing services to beneficiaries.

What is the impact of this legislation on Cerner? To some degree, the larger impact on Cerner's core business was introduced with little public debate a year earlier by ARRA, which provides incentives to hospitals, providers and other eligible professionals to implement EHRs and use them in a meaningful way. There are still some very important details to be resolved on how the HITECH Act will be implemented, but this legislation is expected to move the hospital and physician IT markets forward. Healthcare information technology (HIT) reached the status of "desired infrastructure" for efficient and safe healthcare delivery in the past decade. In this next decade, it will be one of the major levers for creating new models and methods of care delivery.

The 2010 health insurance legislation promises to eliminate one of the biggest business risks our hospital clients face—unreimbursed medical services. In the short term, this new source of funding is expected to grow the size of healthcare in the U.S., which will be a positive for our clients and Cerner. At this time, it is uncertain if the excise tax on medical device manufacturers will apply to Cerner.

Ultimately, a significant historical advantage to Cerner will persist because of what the legislation does *not* do. It does not try to reform healthcare delivery. To us at Cerner, it seems self-evident that the most powerful forms of innovation cannot be prescribed by legislation. One of Cerner's most enduring competitive advantages comes from using the power of information technology to create innovative solutions that play an important role in transforming the delivery of care. While the term *health reform* probably is not definable in a broad public debate, Cerner has for decades had our own definition of reform: a healthcare system in which all avoidable error, inappropriate variance, unnecessary waste, needless delay and costly friction are eliminated. The recent legislation does create a framework for the Secretary of Health and Human Services to experiment with new methods to achieve a reformed healthcare system. This is work to be done in the next 10 years. Cerner will have a significant opportunity during this time frame to continue to innovate solutions that will help our clients achieve this transformation. At the start of a new decade, we believe there is once again a strong chance that we are at the right place at the right time.

1979	1982	1984	1986	1987	1990
Neal Patterson, Paul Gorup, and Cliff Illig leave Arthur Andersen & Co. to form their own company	*PathNet*® is installed in the lab at St. John Medical Center in Tulsa, Oklahoma	Cerner secures $1.5 million venture capital funding from First Chicago Capital Corporation	Cerner goes public on NASDAQ (CERN) $17 million of revenue 149 associates	Cerner listed as one of *Inc.* magazine's 100 fastest-growing companies	Revenues surpass $50 million

New Decade, New Opportunity: Cerner's Agenda for the Next 10 Years

We love our core business; it has led us to become the leading HIT company in the world. We clearly believe this business will grow substantially over the next decade. However, we are also seeing that, in this new decade, we will probably have the opportunity to move the boundaries of Cerner once again to create a significant *health* company. Nothing will be easy. Success in all dimensions could make Cerner a household name in many languages by 2020. In the following sections, we describe some of the thinking that drives the Cerner of today and the company we aim to become.

Our Core Business—Worldwide HIT

We see significant opportunities to grow our core business with four fairly straightforward strategies:

- First, we must seize the opportunities created in the U.S. by the government's charge for healthcare providers to achieve meaningful use of EHRs.
- Second, we must advance our leadership position in Europe, the Middle East, Asia-Pacific and the rest of the world.
- Third, we must expand the concepts and successes we have had with our *CernerWorks*℠ managed services business in the past decade by growing new value-added managed services that will help our clients become the highest-performing and highest-quality organizations in all of healthcare.
- And fourth, we must continue to innovate new technological solutions to current and emerging healthcare problems.

Success in achieving these four objectives should position Cerner for profitable growth through the next decade.

The first two strategies are very familiar territory for Cerner—implementing advanced IT solutions for healthcare provider organizations in the U.S. and other countries around the world. Still, achieving the continued success of both of these strategies will be no small feat considering the dynamic nature of what we do and the fact that we conduct business in more than 25 countries. While it is very important that we make full use of the opportunity created by ARRA in the U.S., we must do so while also advancing our position as an HIT leader in the rest of the world.

The third strategy is to expand and further align our relationships with our current clients through new services that help them become more successful in their local and regional markets. In 2009, we announced the signing of our first two *Cerner ITWorks*℠ clients. In this enhanced relationship, Cerner assumes responsibility for running the client's internal IT department and functions. We literally become a part of our clients' organizations—the highest form of strategic alignment possible. A second new service is *Cerner RevWorks*℠, which includes solutions as well as services to help healthcare organizations with their revenue cycle functions. In addition to representing substantial new revenue opportunities for Cerner, both initiatives make us much more strategically aligned with and vital to our clients, allowing us to innovate at the edges of healthcare and helping our clients improve healthcare quality, safety and efficiency.

Our fourth strategy is to continue to be the technological innovator in the marketplace, creating highly valued architectural platforms and solutions beyond the core EHR. Our Innovation Campus in Kansas City is a high-energy hive of activity for this creative expansion. One example of this organic growth opportunity is in the medical device space, where the next generation of medical devices must be designed around the context of the EHR. Today, a growing number of clients use our *CareAware*® *MDBus*® architecture as their enterprise device connectivity strategy, including clients outside our *Cerner Millennium*® EHR installed base. Also in 2009, our *CareAware RxStation*® medication dispensing cabinets reached a new stage of maturity, having successfully administered and controlled more than one million medication orders.

1992	1993	1994	1995	1997	1999
2 for 1 stock split (May 12) Cerner Vision Center opens Revenue surpasses $100 million	2 for 1 stock split (March 1)	1,000 associates	2 for 1 stock split (August 7)	2,000 associates	*HNA Millennium*® Phase 1 is completed Cerner makes *Fortune* list of "Best 100 Companies to Work For"

In early 2009, we successfully launched more than 10 new agile business units across certain vertical healthcare markets that we believe represent meaningful whitespace opportunities for engaging existing and future clients. These business units each have talented next-generation Cerner leaders with aligned sales, services and development teams to help make Cerner a dynamic competitor in these traditionally niche markets. A good example of where this focus has paid off is in our Women's Health business unit, which signed 22 major clients in 2009, displacing the top best-of-breed competitors in many of these client decisions.

Becoming a Health Company—CERN

In the near future, as medical records become digitized and care delivery organizations get connected, there will be a number of second-order effects, which may develop into major new opportunities for Cerner. We collectively refer to these opportunities by the acronym **CERN**, which stands for **C**onsumer, **E**mployer, **R**esearch and **N**etwork. At Cerner, we are privileged to have among our associates and clients some of the brightest and most proactive minds in healthcare today. Together, we often discuss the health system limitations and failings of the current healthcare-related transactions. Healthcare reform has been the dominant topic in the halls of Congress for the past year, but the truth is that the most common and heartbreaking problems with our modern healthcare system can ***never*** be fixed by legislation. Instead, solving these problems will require significant and ambitious innovation and improvements in the *delivery* of healthcare.

Part of Cerner's vision for healthcare in this decade is placing the **C**onsumer at the center of the health system, with each person in control of his or her own smart, secure, contextually relevant, interactive personal health record. This record should be the private property of the *person* and should hold their complete medical history. Also, we believe that this record should give people ready access to information on both the price and quality of the care they receive, and that it will be capable of "personalizing" medicine using a predictive model of future needs based on a person's family history, medical history, current problems and unique genetic code. Equipped with this information, consumers and their providers would have financial, emotional and pragmatic incentives to work together to achieve health objectives, strategically manage chronic conditions and intervene early in emerging future health issues. With more complete patient information, providers also will be able to communicate instantly with the rest of the patient's care team. And providers will receive immediate point-of-service payments for the delivery of appropriate care rather than waiting weeks or months while claims work through the current arcane, inefficient reimbursement system.

We expect that a major consumer-based health company will emerge during the next 10 years. We anticipate that many companies will try to become players in this new segment. The vision and strategies that have positioned Cerner to succeed in our first three decades also give us a very good shot at becoming *the* consumer health company of this decade. It will not be easy, but that has never deterred us.

We continue to believe that the **E**mployer will be a much more active participant in healthcare solutions in this new decade, due to the large percentage of healthcare costs funded by employers. The new U.S. legislation further expands employers' responsibilities, mandating their participation. In 2009, we expanded our footprint and capabilities in the employer space. Our acquisition of IMC HealthCare expands our employer clinic offering to include occupational health while increasing our list of employer clients, including some that are very large organizations. We have a great opportunity to grow these employer relationships to include other Healthe employer services, such as cost-effective on-site pharmacies, highly personalized condition and wellness management programs and new-age benefit plan design services. Cerner has designed these services to help large, self-insured employers better control the costs associated with managing and improving the health of their employees. We have tested and proven our ability to do this inside Cerner, where we have

2000	2001	2002	2003	2004	2005
3,000 associates	Revenue surpasses $500 million	4,000 associates	Cerner and Atos Origin awarded U.K. National Health Services Choose and Book contract	Cerner celebrates 25th anniversary Cerner ranks third among software companies in *The Wall Street Journal's* Top 50 Returns over a five-year period 5,000 associates	Revenues surpass $1 billion Cerner signs contract with Fujitsu for southern region of NHS Connecting for Health program in England Nearly 7,000 associates

held health costs flat over the past several years while improving the health of our associate base, as measured by meaningful clinical indicators, such as cholesterol levels, body mass index, blood pressure and glucose levels.

Further, we believe the managed transparency created by the EHR will transform how medical **R**esearch is conducted in the U.S. and abroad by academic institutions, pharmaceutical companies and others. Our EHR capabilities should enable new and completely different methods, processes and platforms for clinical trials and regulatory compliance, shortening the time frame needed for research to enter practice and giving researchers broad new data sources for prospective and retrospective study. Additionally, our research platform involves identifying new and effective ways to incorporate the most recent clinical research contextually into care delivery.

Finally, healthcare around the globe has an array of challenges and requirements that will give rise to new **N**etworks facilitating the interchange of secure medical information. In each country, either the government will define standards for interoperability of systems, making the sharing of data possible, or private companies will provide services that do so. In the U.S., the ARRA-defined requirements and funding enable and encourage the creation of regional networks that will facilitate broader interoperability, allowing for things like personal health records, population health management and chronic disease management programs to exist. Cerner's clients will enjoy the benefits of connectivity as we create national capabilities that drive interoperability with all venues in healthcare.

A New Middle for Healthcare

We have a strong belief in the value of our work over the past three decades and the momentum that is building as practically all venues of healthcare automate the core processes of how medicine is practiced. We see this automation leading to a series of disruptive structural changes to healthcare, ultimately creating new models for delivering care and radically altering the current middle layer that separates care organizations from the source of funds. To put it differently, one of our goals is to eliminate insurance companies, as they exist today.

All the CERN initiatives in the previous section are tied to this bigger vision of creating what we call a *New Middle* for healthcare. Like many other complex systems that develop from independent parts over time, the pieces of today's healthcare "system" are tied together almost exclusively by financial transactions. Viewing healthcare purely through finance is like trying to understand society by looking only at bank statements. Today, the insurance-based middle layer works for employers or governments to aggregate both the supply of healthcare goods and services and the potential demand for goods and services. The current middle layer is defined by loosely coupled, highly proprietary networks of carriers and providers that are focused on contracts and prices, not on clinical activities, standards of care and actual results. Further, this layer currently consists of a labyrinth of insurance-serving financial transactions. These transactions create misaligned economic incentives that reinforce negative trends rather than promoting quality and value.

The *New Middle* is something we have thought about extensively and conceived as a radically different transactional layer for healthcare—one that will work synergistically with the broader EHR adoption and interoperability capabilities that will unfold in this decade. Over the next year, we will invest in further defining the characteristics of the *New Middle* and staking out Cerner's IP positioning for it. Inside Cerner, our early discussions of the *New Middle* have already begun to influence and inform our internal development activities. It is becoming the vision to guide a new era of long-term growth for Cerner.

2006

2 for 1 stock split (Jan. 10)

Introduced *CareAware*® device architecture and line of devices

Cerner signs contract with BT for London region of NHS program

First *Cerner Millennium*® site in France

Delivered *Cerner Millennium* 2007 software release, containing more new features than any prior release and setting a new quality standard

Opened Cerner Healthe Clinic at World Headquarters

2007

Revenues surpass $1.5 billion

Shipped first production units of *RxStation*® medication dispensing devices; 25 clients purchase *MDBus*® device connectivity

Delivered new *Cerner ProVision*® *PACS* Workstation

Opened new Data Center at World Headquarters

Signed first clients in Spain and Egypt; opened office in Dublin, Ireland

Acquired Etreby Computer Company (retail pharmacy solutions)

2008

Free Cash Flow surpasses $100 million

Smart Semi, a mobile hospital room of the future, introduced and made 93 stops, hosting nearly 9,000 client attendees

Signed first agreement for the Smart Room

Expanded footprint in Middle East with signing of Ministry of Health in United Arab Emirates

Signed first hosted client in France

Signed first client in Latin America

2009

Cerner Celebrates 30th Anniversary

American Recovery & Reinvestment Act becomes law and includes $35 billion in incentives for the adoption of healthcare IT

First two *Cerner ITWorks*℠ contracts signed

University of Missouri and Cerner create Tiger Institute for Health Innovation

Announced acquisition of IMC HealthCare

Cerner clients connect with HHS and CDC to fight spread of influenza

Introduced *uCern*™ and *uDevelop*™ platforms, to connect associates, clients, and consumers and allow collaboration between Cerner and external developers; opened *uCern* Store to provide access to items developed by Cerner and others

Cerner added to NASDAQ 100 Index

In conclusion, Cerner's healthcare intellectual property, intellectual capital and market position represent strong assets that we must continue to grow. As we expand our core markets, the widening network of hospitals, physicians, laboratories, pharmacies and home health agencies that are the Cerner client family represent an impressive platform for further development and expansion of our business, and the potential for significant impact on healthcare worldwide. Over the next several years, Cerner will be building the value-based pieces of a new-age platform for consumers, providers, employers and researchers. While each element of the platform will have value by itself, in time, it is possible that the platform may become the competition for the insurance-based infrastructure that *is* the current middle.

At Cerner, we are excited to be starting a new decade. It seems like with each passing year, Cerner's vision and mission become more relevant. With your support, we will drive forward with the same energy and purpose that have defined our company for the past three decades.



NEAL L. PATTERSON
FOUNDER
Chairman & Chief Executive Officer



CLIFFORD W. ILLIG
FOUNDER
Vice Chairman



PAUL N. GORUP
FOUNDER
Senior Vice President & Chief of Innovation



EARL H. DEVANNY, III
President



JEFFREY A. TOWNSEND
Executive Vice President



MICHAEL R. NILL
Executive Vice President
& Chief Engineering Officer



MICHAEL G. VALENTINE
Executive Vice President
& Chief Operating Officer



MARC G. NAUGHTON
Executive Vice President
& Chief Financial Officer



JULIA M. WILSON
Senior Vice President
& Chief People Officer

Appendix: Cerner's Business Model and Financial Assessment

Introduction

This appendix is our annual discussion of our business model and financial performance. Note that some of the results in this discussion reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our Form 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead may be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis, and for management compensation purposes. Please see the end of this appendix for a reconciliation of non-GAAP items to GAAP results.

The Cerner Business Model

The core of our business model is the creation of intellectual property (IP) in the form of software and other types of digital content. Our software is bundled with other technologies and services to create complete clinical and business solutions for healthcare providers. In short, we build it, sell it, deliver it, and support it for healthcare provider organizations around the world ("it" in this context refers to the solutions Cerner creates for healthcare organizations). In our opinion, we have a healthy business model that has improved over time. Below is a graphical representation of our business model showing a top-to-bottom flow of how we convert new business opportunities and our backlog into revenue and earnings.



Sales Pipeline
New Contract Bookings: $1.8 billion
Support Contracts
Contract Backlog: $3.6 billion
Support Backlog: $620 million
Total 2009 Revenue = $1,672M
System Sales
Services, Support & Maintenance
Licensed Software $254M
Technology $152M
Subscriptions/ Transactions $99M
Professional Services $397M
Managed Services $247M
Support & Maintenance $493M
Note: Total Revenue includes $30M of reimbursed travel revenue
x88%
x11%
x52%
x28%
x28%
x74%
$224M
$17M
$51M
$111M
$69M
$365M
Total 2009 Contribution Margin = $837M (50% of Revenue)
Contribution Margin %
Contribution Margin $
Less: Indirect Costs
R & D 16% of revenue ($267M)
SG & A 16% of revenue ($261M)
($528M)
Operating Margin
$309M, 19%
+
D&A
$189M
=
EBITDA
Less: Taxes & Net Int. Exp./Other Income
Taxes ($106M)
Net Interest Exp./Other Income $1M
($105M)
Net Earnings
$204M
84M Shares
Earnings Per Share
$2.43

At the top of our model is our **Sales Pipeline** of potential future business opportunities we have identified in the marketplace. Despite the challenging economy, our pipeline has increased substantially over the past several years, reflecting a strong market for our solutions.

During each quarter, we sign new contracts to deliver our solutions to clients. These contract signings are reported as **New Contract Bookings** and become part of our contract backlog. A typical new contract will impact our revenues in the current quarter and for the next several quarters, or even years, depending on how the licenses, technology, subscriptions/transactions, managed services, and professional services are delivered.

Almost all of our client contracts will also contain provisions for **Support Contracts** in which Cerner agrees to provide a broad set of services that support our clients' use of our solutions in demanding clinical settings. This support includes addressing technical issues related to our software and providing access to future releases of licensed software. We also provide support and maintenance agreements for third party software and hardware that we resell to our clients.

Continuing with our top-down business model flow, the value of the new contract bookings and support contracts rolls into our **Contract Backlog** and **Support Backlog**, respectively. Even though almost all of our systems are in service for decades, our reported Support Backlog only includes the expected value for one year of support revenue for all of our client support contracts. We report the value of these backlogs because we believe they are important to our shareholders' ability to interpret the overall health of our business. Our total backlog (signed contracts with unrecognized revenues and one year of support for all support contracts) ended 2009 at $4.2 billion and has grown at healthy compounded annual rates of 16%, 22% and 24% over the past 3, 5 and 10 years.

At the core of our business model are our various revenue streams and the contribution each stream makes toward the profitability of Cerner. The contribution is stated as the recognized revenue less the direct cost to produce that revenue. On our business model graphic, we have depicted six revenue categories that roll into the two revenue line items on our income statement. **Licensed Software**, **Technology**, and **Subscriptions/Transactions** make up the **System Sales** line of our income statement, and **Professional Services**, **Managed Services**, and **Support & Maintenance** make up the **Services, Support & Maintenance** line. Here is a description of each revenue stream:

- **Licensed Software.** We develop and license IP (our architectures, application software, executable and referential knowledge, data and algorithms) to our clients. Our standard license is perpetual–providing our clients permanent rights to use the software they purchase. This approach contrasts with the approach of most of our competitors who are always trying to sell "upgrades" to their clients. We believe our approach is part of the reason we have so many long-term client relationships–some lasting three decades. We recognize revenues from licensed software as we achieve pre-defined client engagement milestones, such as delivery and installation of our software. In 2009, this type of revenue represented 15% of our total revenues with a profit contribution of 88%. Revenues from licensed software were flat in 2009 compared to 2008, with a very strong fourth quarter offsetting declines in two of the first three quarters.

- **Technology.** We bundle licensed software with other companies' IP (e.g., that of HP, IBM, Microsoft, Oracle) in the form of sublicenses to create complete technology solutions for our clients. We also resell bundled computer equipment (hardware) from technology companies to create a completely functional system. More recently, we have begun to resell medical devices for a growing list of medical device companies. We recognize revenues from technology resale as the equipment is delivered to our clients. In 2009, these revenues represented 9% of our total revenue with a profit contribution of 11%. Even at lower margins than the rest of our businesses, technology resale is valuable to Cerner as it is a driver of other high margin, high visibility revenue, such as technical services, sublicensed software support, and equipment maintenance. Technology revenue decreased 12% in 2009, reflecting a tepid environment for capital purchases most of the year. Additionally, as discussed in past years, the resale of hardware has been impacted by a trend of our clients electing to have us host their *Cerner Millennium*® systems instead of buying the hardware upfront from us and hosting it themselves. This is a fundamentally positive trend as a lower margin one-time revenue stream is replaced by a higher-margin and longer-term managed services revenue stream. We believe traditional technology sales will continue to be pressured by this trend, but we have been building new channels, such as relationships with device manufactures to resell their devices to our clients as part of our *CareAware*® solutions initiative.



Cerner 2009 Revenue Mix
Managed Services 15%
Professional Services 24%
Support & Maintenance 29%
Subscription/ Transaction, 6%
Technology 9%
Licensed Software 15%
Reimbursed Travel, 2%

- **Subscriptions/Transactions.** Another method by which we provide IP is based on a subscription model that has a periodic usage charge. This is the primary way we package and provide medical knowledge, which changes frequently based on research and can be updated independently from the software in which it is embedded. Also included in this category of revenue is our Electronic Data Interchange (EDI) transaction revenue. EDI is the electronic transfer of data between healthcare providers and payers. Both the subscription and transaction model revenue streams are generally recognized monthly, and in 2009 they grew 5% and represented 6% of our total revenues with a profit contribution of 52%.

- **Professional Services.** We provide a wide range of professional services to assist our clients in the implementation of our information systems in their organizations. These services are in the form of project management, technical and application expertise, and education and training of our clients' workforce to assist in the design and implementation of our systems. We recognize revenues associated with these consulting activities as they are provided to our clients. In 2009, these revenues decreased 11% due to slightly lower billable headcount in the U.S. and a slowdown in project work associated with our contracts in England. The services revenue decline is 6% after adjusting for a one-time UK catch-up and an extra week in our 2008 fiscal year. Professional services represented 24% of our total 2009 revenue with a profit contribution of 28%.
- **Managed Services.** Under our *CernerWorks*℠ suite of solutions, we offer a set of technical services that include Remote Hosting, Application Management Services, Operational Management Services, and Disaster Recovery. Remote Hosting is the largest of these offerings, and it involves Cerner buying the necessary equipment, installing it in one of our data centers, and operating the entire system on the client's behalf. The revenues for this service and our charge for the equipment are recognized monthly as we provide the services. Most of our clients still choose to own their own software license, so that portion of the revenue is unchanged. We own the equipment rather than selling it upfront to the client, so this impacts the technology resale portion of revenue. In 2009, Managed Services revenue grew 24% and represented 15% of our total revenue with the profit contribution increasing from 26% to 28%. Additionally in 2009, we launched an extension of our *CernerWorks* solutions, our *Cerner ITWorks*℠ solutions, which involves further strategic alignment with clients, including Cerner taking on more of their IT functions. This initiative is off to a good start with our first two clients operational and has the potential to become a large contributor to our revenue.
- **Support & Maintenance.** The final business model is comprised of the ongoing support and maintenance services we provide after our systems are in use by our client organizations. Almost all of our clients contract for these services. Clients with support contracts get 24x7 access to our Immediate Response Center, which serves as our "emergency room", as well as access to a very knowledgeable base of associates in our SolutionWorks organization for less urgent issues. In addition, our clients' support payments give them ongoing access to the latest releases of our IP. We also provide support for sublicensed software and maintenance for third party hardware. In 2009, support and maintenance revenues grew 4%. Support revenue grew 8% after adjusting for the one-time UK catch-up and the extra week in our 2008 fiscal year. This revenue stream represented 29% of total revenue with a profit contribution of 74% (note that this profit contribution is before a charge for research and development, which is treated as an indirect expense).

The revenue categories discussed above add up to 98% of total revenue. The remaining 2% is revenue from reimbursed travel expenses related to our associates traveling to client locations. This revenue has a zero margin as it is simply a pass-through of our client-related travel expenses that are billed to our clients and required to be reported as revenue.

The two large indirect expenses in our business model are the costs of our **Research and Development (R&D)**, which was equal to 16% of revenue in 2009, and the indirect portion of **Selling, General and Administrative (SG&A)** activities, which also represented 16% of revenue in 2009. We have a long history of investing heavily in R&D and using that investment to systematically expand markets to create organic growth. We expect to invest at least $1 billion in R&D over the next four to five years, an investment we believe is unmatched in our industry. Over the next several years, we expect the industrial strength of our *Cerner Millennium* architecture and the enactment of several initiatives designed to leverage our R&D investments to slow the rate of increase in R&D spending, while continuing our strong record of innovation and organic growth. Similarly, we expect to take advantage of our scalable business infrastructure to reduce the rate of increase in SG&A spending to below our revenue growth rate. We expect this leverage to help improve operating margins without impacting our ability to develop and deliver new solutions to our clients.

In 2009, our operating margin of $309 million was 18.5% of revenue, an increase of 190 basis points compared to 2008. The remaining items in our business model are taxes, net interest income and other income, which totaled $105 million in 2009, leaving $204 million of net earnings, or $2.43 of earnings per share.

Assessment of 2009 Financial Results

We continued to focus on three key financial objectives in 2009: growing the top line, expanding operating margins and generating free cash flow.

Growing the Top Line

Cerner has delivered strong revenue growth over the long term. Both our new business bookings and revenue have grown at double-digit compound annual rates over the past 5 and 10-year horizons. In 2009, we grew our new business bookings 19%, driven by a record fourth quarter. A challenging global economy impacted revenue growth in 2009, and total revenue was flat compared to 2008, with domestic revenue growth being offset by a decline in global revenue. Total revenue grew 3% after adjusting 2008 revenue for the one-time UK catch-up and the extra week in fiscal year 2008. Looking at revenue by geographic segment, domestic revenue increased 7% in 2009, while global revenue decreased 26% (20% after adjusting 2008 for the one-time UK catch-up).

In 2010, we expect our top-line growth to improve as the economy begins its recovery. In the U.S., we expect demand driven by the healthcare IT provisions in the American Recovery and Reinvestment Act to begin driving increased demand both inside and outside our installed based. Innovative new solutions and services that have been introduced in the last few years are also expected to make a meaningful contribution to top-line growth in the coming years. Additionally, we expect our global business will rebound and resume being a contributor to our growth. For more information on our growth strategy, refer to the Cerner Growth Strategy section in Part 1, Item 1 of our Form 10-K.

Expanding Operating Margins

In February of 2004, we mapped out our path from the 2003 level of 9% operating margins to our target of 20%. We have made very good progress since then, with our operating margin expanding over 900 basis points to 18.5% in 2009. Our 2009 progress was mostly in line with what we communicated last year, and our fourth quarter operating margin of 21.0% exceeded our goal of exiting the year with operating margins greater than 20%. We are targeting 20% operating margins for the full year in 2010.

The below graph and table detail our margin expansion since 2003.


Operating Margin
21%
19%
17%
15%
13%
11%
9%
'03
'04
'05
'06
'07
'08
'09
'10E

	2003	2004	2005	2006	2007	2008	2009	2010E
Contribution Margin								
Licensed Software	89%	88%	85%	84%	89%	88%	88%	88%
Technology	17%	20%	13%	11%	12%	12%	11%	12%
Subscription/Transaction	10%	12%	37%	43%	49%	50%	52%	53%
Professional Services	15%	23%	27%	27%	29%	29%	28%	29%
Managed Services	18%	20%	25%	25%	25%	26%	28%	29%
Support & Maintenance	53%	57%	62%	65%	69%	72%	74%	75%
Total Contribution Margin	**41%**	**45%**	**46%**	**46%**	**47%**	**48%**	**50%**	**51%**
Indirect Costs % of Revenue								
R&D	19%	19%	18%	18%	17%	16%	16%	15%
SG&A	13%	14%	15%	15%	15%	15%	16%	15%
Total	**31%**	**33%**	**33%**	**32%**	**32%**	**31%**	**32%**	**30%**
Operating Margin	**9.3%**	**12.4%**	**12.6%**	**13.4%**	**15.1%**	**16.6%**	**18.5%**	**20.3%**
Cumulative Improvement (basis points)		313bp	335bp	413bp	579bp	729bp	922bp	1101bp

Highlights of the margin expansion drivers include:

- **Increase profitability of Support & Maintenance.** As we have continued to harden the *Cerner Millennium* platform, our incremental cost to support each additional client has declined. We expect this to continue, which will allow us to expand the profitability of this highly visible revenue stream.
- **Improving Professional Services Margins.** We will continue to leverage our Solutions Center implementation approach, which has higher margins than traditional on-site projects. And ongoing efficiencies are expected from initiatives such as our *Bedrock®* technology, which automates much of the implementation and management of our *Cerner Millennium* information platform, and our *MethodM®* implementation methodology approach, which provides standardized processes during implementation. These initiatives reduce the implementation costs for Cerner and our clients while delivering more predictable outcomes, allowing for margin expansion and a competitive advantage in the marketplace.
- **Leverage R&D investments, bringing R&D as a percentage of revenue down from 16% to 15% in 2010.** Leveraging our significant R&D investment and common platform should allow us to continue our record of innovation while growing R&D spending at a rate that is slower than our top-line growth rate. The key to doing this will be our ability to extend our solutions to new revenue opportunities, such as the global marketplace, without significant incremental costs. Efficiencies from our operations in India will also contribute to our ability to control the rate of R&D growth.
- **Leverage Sales, General and Administrative expenses.** We have built a scalable business infrastructure that should allow us to keep our SG&A spending growth rate lower than our top-line growth rate.
- **Increase profitability of Technology Resale.** The primary driver of this will be focusing on achieving better margins on hardware sales and increasing the mix of higher margin sublicensed software as a percent of total technology resale.
- **Expand Margins and grow revenue in Subscriptions/Transactions business model.** This business model is relatively immature, but has good growth potential, and we expect it to become more profitable as it grows and the fixed costs associated with supporting it are spread over a higher revenue base.

A key point regarding our margin expansion strategy is that we are executing it while our business model is transitioning to more visible and recurring revenue components. For example, in 2000, approximately 55% of our revenue (before reimbursed travel) came from what we consider visible or recurring sources such as Professional Services, Managed Services, Subscriptions/Transactions, and Support & Maintenance. In 2009, 75% of our revenue came from these sources. Similarly, Contribution Margin from recurring or visible sources increased from 41% to 71%.


100%
80%
60%
40%
20%
0%
45%
55%
25%
75%
59%
41%
29%
71%
2000
2009
Revenue
2000
2009
Contribution Margin
Non-recurring
Recurring and Visible

Strong margin expansion allowed us to grow our earnings 12% in 2009 even though revenue growth was flat. Our 3-, 5-, and 10-year compound annual earnings growth rates of 22%, 26%, and 40%, respectively, reflect our ability to drive long-term earnings growth. Going forward, our top-line growth strategies coupled with continued focus on productivity enhancements and margin expansion position us well for continued strong earnings growth.

Generating Cash Flow

A healthy business generates cash flow. Perhaps our most significant improvement in recent years has been in our cash flow performance. Despite the challenging economy, 2009 was a record year for cash performance with $347 million of operating cash flow and $138 million of free cash flow (operating cash flow less capital expenditures and capitalized software). Operating cash flow increased 23% in 2009 and more than offset slightly higher capital expenditures. Free cash flow as a percent of net earnings has increased from 22% in 2007, to 55% in 2008, and then to 72% in 2009. We expect to continue


$350
$300
$250
$200
$150
$100
$50
$0
($50)
Operating Cash Flow
Free Cash Flow
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
*FCF = Operating CF less Capital Expenditures and Capitalized Software

growing free cash flow in the next few years through growth in operating cash flow combined with keeping capital spending in the $150 million per year range.

Stock Price

At Cerner, we manage the company, not the stock price. In the short-term, the stock price can be influenced by many factors beyond our control, but we believe in the long-term it will closely reflect the quality of our decisions. We believe it is important for our shareholders that we focus on delivering strong long-term results, but we also understand the importance of delivering consistently against short-term targets.

Following the economic turmoil of 2008 and early 2009, the stock market rebounded, with the NASDAQ Composite Index and S&P 500 ending 2009 up 44% and 23%, respectively. Cerner's stock price increased 114% in 2009, reflecting our delivery of solid results in a challenging environment, our strong position to benefit from the healthcare IT provisions in the U.S. stimulus bill, and improved broader market performance. When measuring our stock performance over the 5-, 10- and 20-year periods using compound annual growth rates, the returns are 25%, 24%, and 26%, respectively. These returns are significantly greater than the returns over the same time frames for the NASDAQ Composite Index (1%, -6%, and 8%) and S&P 500 (-2%, -3%, 6%).

Reconciliation of 2009 GAAP Results to Non-GAAP Results*

($ in millions except Earnings Per Share)	Operating Earnings	Operating Margin %
GAAP Operating Earnings	**$ 292**	**17.5%**
Share-based compensation expense	$ 17	
Adjusted Operating Earnings	**$ 309**	**18.5%**
	Net Earnings	**Diluted Earnings Per Share**
GAAP Net Earnings	**$ 193**	**$ 2.31**
Share-based compensation expense	$ 17	0.20
Income tax benefit of share-based compensation	$ (6)	(0.08)
Adjusted Net Earnings (non-GAAP)	**$ 204**	**$ 2.43**

Reconciliation of GAAP Operating Cash Flow to Non-GAAP Free Cash Flow	Cash Flow
Cash flows from operating activities	$ 347
Capital purchases	$ (131)
Capitalized software development costs	$ (78)
Free cash flow (FCF)	**$ 138**

**More detail on these adjustments and management's use of Non-GAAP results is in our 2009 Form 10-K and 8-Ks.*

ANNUAL REPORT 2009
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: January 2, 2010
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-15386

CERNER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	**43-1196944** (I.R.S. Employer Identification No.)
2800 Rockcreek Parkway **North Kansas City, MO** (Address of principal executive offices)	**64117** (Zip Code)

(816) 221-1024
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.01 par value per share
(Title of Class)

NASDAQ Stock Market
(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of July 4, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $4,265,742,365 based on the closing sale price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 16, 2010
[Common Stock, $.01 par value per share]	81,889,914 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Shareholders' Meeting to be held May 28, 2010 (Proxy Statement)	Part III

PART I

Item 1. Business

Overview

Cerner Corporation is a Delaware business corporation formed in 1980. Unless the context otherwise requires, references in this report to "Cerner," "the Company," "we," "us" or "our" mean Cerner Corporation and its subsidiaries.

Our corporate headquarters are located at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117. Our telephone number is 816.221.1024. Our Web site address, which we use to communicate important business information, can be accessed at: www.cerner.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports available free of charge on or through this Web site as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

We are a leading supplier of healthcare information technology (HIT) solutions, healthcare devices and related services, and are transforming healthcare by eliminating error, variance and waste for healthcare providers and consumers. *Cerner®* solutions optimize processes for healthcare organizations ranging in size from single-doctor practices, to health systems, to entire countries, for the pharmaceutical and medical device industries, and for the healthcare commerce system. These solutions are licensed by more than 8,500 facilities around the world, including approximately 2,300 hospitals; 3,400 physician practices covering more than 30,000 physicians; 600 ambulatory facilities, such as laboratories, ambulatory centers, cardiac facilities, radiology clinics and surgery centers; 700 home health facilities; and 1,500 retail pharmacies.

We design and develop most of our software solutions on the unified *Cerner Millennium®* architecture, a person-centric computing framework, which combines clinical, financial and management information systems. This architecture allows providers to securely access an individual's electronic health record (EHR) at the point of care, and it organizes and proactively delivers information to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists or other care providers, front- and back-office professionals and consumers.

We also offer a broad range of services, including implementation and training, remote hosting, operational management services, revenue cycle services, support and maintenance, healthcare data analysis, clinical process optimization, transaction processing, employer health centers, employee wellness programs and third party administrator (TPA) services for employer-based health plans.

The following table presents our consolidated revenues by major solutions and services and by segment, as a percentage of total revenues:

	For the Years Ended		
	2009	**2008**	**2007**
Revenues by Solutions & Services			
System sales	30%	31%	33%
Support and maintenance	29%	28%	26%
Services	39%	38%	39%
Reimbursed travel	2%	2%	2%
	100%	100%	100%
Revenues by Segment			
Domestic	84%	78%	81%
Global	16%	22%	19%
	100%	100%	100%

The Healthcare and Healthcare IT Industry

The lingering downturn in the worldwide economy has impacted almost all industries. While healthcare is not immune to economic cycles, we believe it is more resilient than most segments of the economy. The impact of the current economic conditions on our existing and prospective clients has been mixed. Some organizations are doing well operationally, but others face challenges such as higher levels of uninsured patients and Medicaid payments being impacted by the weakened financial condition of state governments.

We believe the result of these challenges is that healthcare organizations are focusing on strategic spending that generates a return on their investment. Because HIT solutions play an important role in healthcare by improving safety, efficiency and reducing cost, they are often viewed as more strategic than other potential purchases. Most healthcare providers also recognize that they must invest in HIT to meet regulatory, compliance and government reimbursement requirements.

Overall, while the economy has certainly impacted and could continue to impact our business, we believe there are several macro trends that are favorable for the HIT industry. One example is the need to curb the growth of United States healthcare spending, which analysts from the Centers for Medicare and Medicaid Services estimate at $2.5 trillion or 17.3 percent of Gross Domestic Product in 2009. In the United States, politicians and policymakers agree that the growing cost of our healthcare system is unsustainable. Leaders of both parties say the intelligent use of information systems will improve health outcomes and, correspondingly, drive down costs. They cite a 2005 study by RAND Corp., which estimated that the widespread adoption of HIT in the United States could cut healthcare costs by $162 billion annually.

In 2009, the broad recognition that HIT is essential to helping control healthcare costs contributed to the inclusion of HIT incentives in the American Recovery and Reinvestment Act (ARRA). The Health Information Technology for Economic and Clinical Health (HITECH) provisions within ARRA include more than $35 billion (in the form of incentives and penalties) to help healthcare organizations modernize operations through the acquisition and wide-spread use of HIT. We believe ARRA could represent the single biggest United States HIT opportunity in our 30 years as a company. With our large footprint in United States hospitals and physician practices, together with our proven ability to deliver value, we believe the Company is well-positioned to benefit from these incentives over the next several years.

Another dynamic in the United States marketplace is broader federal healthcare reform and uncertainty about how the legislation will impact the industry. While this creates some near-term uncertainty for healthcare providers, we believe HIT continues to be viewed as a transformational agent that is essential in all scenarios of reform.

Outside of the United States, the economy has impacted and could continue to impact our results in almost all regions. However, we believe revenue growth opportunities outside the United States remain significant because other countries are also grappling with increased healthcare spending, safety concerns and inefficient care, and many of these countries recognize HIT as an important part of the solution to these issues.

In summary, while the current economic environment has impacted our business, the fundamental value proposition of HIT remains strong. The HIT industry will likely benefit as healthcare providers and governments continue to recognize that these solutions and services contribute to safer, more efficient healthcare.

Cerner Vision

Cerner's vision has evolved from a fundamental thought: Healthcare should revolve around the individual, not the encounter. This concept led to Cerner's vision of the unified *Cerner Millennium* architecture and a Community Health Model, which encompasses four steps:

Automate the Care Process

We offer a longitudinal, person-centric EHR, which gives clinicians electronic access to the right information at the right time and place to achieve optimal health outcomes.

Connect the Person
We are dedicated to building a personal health system. Medical information and care regimens accessible from home empower consumers to effectively manage their conditions and adhere to treatment plans, creating a new medium between physicians and individuals.

Structure the Knowledge
We are dedicated to building systems that help bring the best science to every medical decision by structuring, storing and studying the content surrounding each care episode to achieve optimal clinical and financial outcomes.

Close the Loop
Incorporating a medical discovery into daily practice can take as long as 10 years. We are dedicated to building systems that implement evidence-based medicine, reducing the average time between discovery of an improved method to a change in the standard of care.

As our vision evolves, we expect medicine will become increasingly personalized and technology more accessible. We are creating new solutions and collaborative, information-sharing networks for large user communities, including strategies to:

- Connect all stakeholders in the healthcare system, including payers (employers and governments), providers and consumers
- Remove clinical, financial and administrative friction
- Create a secure, transparent and open network for data sharing to improve disease management and facilitate personalized medicine

To achieve this vision, we are leveraging the *Cerner Millennium* architecture and expanding our solutions and services, as discussed below.

Cerner Growth Strategy
Our business strategies are anchored by our industry-leading solution and device architectures, the breadth and depth of our solutions and services, our proven ability to deliver value, and, most importantly, the success of our clients. A core strength that has led to this strong market position is our proven ability to innovate, which has driven consistent expansion of solutions and services, entry into new markets and strong long-term growth.

We believe our strengths position us well to gain market share in the United States during a period of expected strong demand driven by the HITECH provisions of ARRA. We also have a strong global brand and a presence in more than 25 countries and believe we have a good opportunity to gain market share outside of the United States.

We also have a significant opportunity to grow revenues by expanding our solution footprint in existing clients. In addition to the opportunity to expand penetration of core solutions, such as EHR's and computerized physician order entry, we have a broad range of solutions that can be offered into our existing client base. Examples include solutions and services for women's health, anesthesiology, imaging, clinical process optimization, critical care, medical device connectivity, emergency department, revenue cycle and surgery.

Additionally, we have recently introduced additional services targeted at capturing a larger percent of our clients' existing IT spending. These services leverage our proven operational capabilities and the success of our *CernerWorks*℠ managed services business, where we have demonstrated the ability to improve our clients' service levels at a cost that is at or below levels they were previously spending. One of these new services is *Cerner ITWorks*℠, a suite of services that improve the ability of hospital IT departments to meet their organization's needs while also creating a closer alignment between Cerner and our clients. A second example is *Cerner RevWorks*℠, which includes solutions and services to help healthcare organizations with their revenue cycle functions.

We have made good progress over the past several years at reducing the total cost of ownership of our solutions, which expands our end market opportunities by allowing us to offer lower-cost, higher-value solutions and services to smaller community hospitals, critical access hospitals and physician practices. Our ability to address these markets has been aided by our *Bedrock*® technology, which automates much of the implementation and management of the *Cerner Millennium* platform. We have also streamlined implementations and made them more predictable through our *MethodM*® implementation methodology, which draws upon practices proven to be effective during thousands of past implementations. Additionally, we reduced up-front hardware costs and ongoing technology obsolescence risks through our remote-hosted, managed services offering, *CernerWorks*.

We also expect to drive growth over the course of the next decade through initiatives outside the core HIT market. For example, we offer clinic, pharmacy and wellness services directly to employers. And as described below, we believe being able to connect employers, governments and consumers directly with their healthcare providers through a "New Middle" presents a substantial growth opportunity as we aim to help eliminate the friction that consumes more than 30 percent of healthcare spending.

Creating the Cerner Network and The New Middle

Several years ago, we introduced a surveillance system called the *LightsOn Network*®, which identifies performance problems in real time and has the ability to predict issues that could create system vulnerability. With more than 300 participating clients, the *LightsOn*™ solution has become an evidence-based network that enhances performance and allows our clients to maximize the value they gain from our systems. Our *LightsOn* solution also shows our ability to create a network—a common platform of learning and improvements from which all our clients can benefit.

Along these lines, we have created the *uCern*™ platform, a collaboration and social networking platform which gives clients a place where they can collaborate with peers or Cerner associates about topics ranging from healthcare reform to solution enhancements to project status updates. Approximately 95 percent of our core *Cerner Millennium* clients actively engage on this platform. Additionally, we have created the *uDevelop*™ solution, a collaborative ecosystem that supports a unique audience of engineers, including both our associates and external developers, who work to improve our solutions; and the *uCern* Store, which offers quick access to innovations developed by us, as well as other individuals and organizations.

Another example of how we are creating value out of the connectedness of our client base is the Flu Pandemic Initiative. In partnership with the United States Department of Health and Human Services and the Centers for Disease Control and Prevention (CDC), we created a secure, rapid-detection network for the influenza virus in 2009. This network supplies public health departments, clients and the CDC with real-time situational awareness information to help communities triage resources during an influenza outbreak.

In addition, we are leading efforts to create interoperability in order to make the process of electronically sharing clinical information faster and easier for healthcare providers. For example, we have solutions like the Cerner Hub, which enables the secure electronic flow of clinical data between hospitals and physician practices, regardless of the EHR system being used.

Through these connections and networks, we are creating the building blocks for an entirely new healthcare system that will introduce much-needed competition for our current, insurance-based infrastructure. In this new system, a "New Middle" would facilitate the sharing of relevant clinical and financial information between payers, consumers and providers, enhancing care and reducing friction.

Consumers would have a personal health record, giving them ready access to information on both the price and quality of the care they receive. This record would have the consumer's complete medical history and a predictive model of future needs based on his or her genetic code. Armed with this information, consumers would have financial incentives to focus on controlling chronic conditions and reducing future maladies.

With more complete patient information, providers could focus on preventive rather than reactive medicine. Through this New Middle, providers could communicate instantly with the rest of the patient's care team, and they would receive immediate point-of-service payments for the delivery of appropriate care rather than waiting weeks or months while claims work through the reimbursement process.

Finally, the segments of our society that pay for care—employers or governments—would receive a rational health system, one that eliminates variance, cost and waste while maximizing the quality of healthcare for all of us.

Software Development

We commit significant resources to developing new health information system solutions. As of the end of 2009, approximately 2,000 associates were engaged in research and development activities. Total expenditures for the development and enhancement of our software solutions were approximately $285.2 million, $291.4 million and $283.1 million during the 2009, 2008 and 2007 fiscal years, respectively. These figures include both capitalized and non-capitalized portions and exclude amounts amortized for financial reporting purposes.

As discussed above, continued investment in research and development remains a core element of our strategy. This will include ongoing enhancement of our core solutions and development of new solutions and services.

Sales and Marketing

The markets for *Cerner®* HIT solutions, healthcare devices and services include integrated delivery networks, physician groups and networks, managed care organizations, hospitals, medical centers, free-standing reference laboratories, home health agencies, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employers, governments and public health organizations. The majority of our sales are sales of clinical solutions and services to hospital and health systems, but the *Cerner Millennium* architecture is highly scalable and organizations ranging from several-doctor physician practices, to community hospitals, to complex integrated delivery networks, to local, regional and national government agencies use our *Cerner Millennium* solutions.

As previously discussed, we have focused on bringing down the total cost of ownership of our systems, which allows us to be price competitive across the full size and organizational structure range of healthcare providers. Sales to large health systems typically take approximately nine to 18 months, with the sale cycle often shorter when selling to smaller hospitals and physician practices. We have seen some indications that the HITECH provisions of ARRA may shorten this process.

Our executive marketing management is located in our North Kansas City, Missouri headquarters, while our client representatives are deployed across the United States and globally. In addition to the United States, through our subsidiaries, we have sales associates and/or offices in Australia, Canada, Chile, England, France, Germany, China (Hong Kong), India, Ireland, Malaysia, Saudi Arabia, Singapore, Spain and the United Arab Emirates.

We support our sales force with technical personnel who perform demonstrations of *Cerner* solutions and services and assist clients in determining the proper hardware and software configurations. Our primary direct marketing strategy is to generate sales contacts from our existing client base and through presentations at industry seminars and tradeshows. We market the *PowerWorks®* solutions, offered on a subscription basis, directly to the physician practice market using telemarketing, channel partners and through existing acute care clients that are looking to extend *Cerner* solutions to affiliated physicians. We attend a number of major tradeshows each year and sponsor executive user conferences, which feature industry experts who address the HIT needs of large healthcare organizations.

Client Services

Substantially all of *Cerner's* HIT software solutions clients enter into software maintenance agreements with us for support of their *Cerner* systems. In addition to immediate software support in the event of problems, these agreements allow clients the use of new releases of the *Cerner* solutions covered by maintenance agreements. Each client has 24-hour access to the client support team located at our world headquarters in North Kansas City, Missouri, and our global support organization in England and Ireland.

Most Cerner clients who buy hardware through us also enter into hardware maintenance agreements with us. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, we subcontract hardware maintenance to the hardware manufacturer. We also offer a set of managed services that include remote hosting, operational management services and disaster recovery.

Backlog
At the end of 2009, we had a contract backlog of approximately $3.6 billion as compared to approximately $2.9 billion at the end of 2008. Such backlog represents system sales and services from signed contracts that have not yet been recognized as revenue. At the end of 2009, we had approximately $135.3 million of contracts receivable compared to $141.0 million at the end of 2008, which represents revenues recognized but not yet billable under the terms of the contract. At the end of 2009, we had a software support and maintenance backlog of approximately $620.6 million as compared to approximately $580.9 million at January 3, 2009. Such backlog represents contracted software support and hardware maintenance services for a period of 12 months. We estimate that approximately 33 percent of the aggregate backlog at the end of 2009 of $4.2 billion will be recognized as revenue during 2010.

Competition
The market for HIT solutions, devices and services is intensely competitive, rapidly evolving and subject to rapid technological change. Our principal existing competitors in the healthcare solutions and services market include: Computer Programs and Systems, Inc., Eclipsys Corporation, Epic Systems Corporation, GE Healthcare Technologies, iSoft Group Limited, McKesson Corporation, Medical Information Technology, Inc. (Meditech), Misys Healthcare Systems and Siemens Medical Solutions Health Services Corporation, each of which offers a suite of software solutions that compete with many of our software solutions and services.

Other competitors focus on only a portion of the market that we address. For example, competitors such as Accenture, Capgemini, Computer Sciences Corporation, Computer Task Group, Inc. (CTG), Dell, Inc., Deloitte LLP, Hewlett-Packard Company and IBM Corporation offer HIT services that compete directly with our consulting services. Allscripts-Misys Healthcare Solutions, Inc., athenahealth, Inc., eClinicalWorks LLC, Emdeon Corporation, Greenway Medical Technologies, Quality Systems, Inc. and Sage Software Healthcare LLC offer solutions to the physician practice market but do not currently have a significant presence in the health systems and independent hospital market.

We view our principal competitors in the healthcare device market to include: CareFusion Corporation, McKesson Corporation, Omnicell, Inc. and Royal Philips Electronics; and we view our principal competitors in the healthcare transactions market to include: Emdeon Corporation, McKesson Corporation and ProxyMed, Inc. (d/b/a MedAvant Healthcare Solutions), with almost all of these competitors being substantially larger or having more experience and market share than us in their respective market.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies, managed care companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. The pace of change in the HIT market is rapid and there are frequent new software solutions, devices or service introductions, enhancements and evolving industry standards and requirements. We believe that the principal competitive factors in this market include the breadth and quality of solution and service offerings, the stability of the solution provider, the features and capabilities of the information systems and devices, the ongoing support for the systems and devices and the potential for enhancements and future compatible software solutions and devices.

Number of Employees (Associates)
At the end of 2009, we employed approximately 7,600 associates worldwide.

Operating Segments
Information about our operating segments, which are geographically based, may be found in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below and in Note 18 to the financial statements.

Item 1A. Risk Factors

Risks Related to Cerner Corporation

We may incur substantial costs related to product-related liabilities. Many of our software solutions, healthcare devices or services (including life sciences/research services) provide data for use by healthcare providers in providing care to patients. We attempt to limit by contract our liability to clients; however, the limitations of liability set forth in the contracts may not be enforceable or may not otherwise protect us from liability for damages. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition. Product-related claims, even if not successful, could damage our reputation, cause us to lose existing clients, limit our ability to obtain new clients, divert management's attention from operations, result in revenues loss, create potential liabilities for our clients and us and increase insurance and other operational costs.

We may be subject to claims for system errors and warranties. Our software solutions and healthcare devices, particularly the *Cerner Millennium* versions, are very complex. Our software solutions and healthcare devices may contain design, coding or other errors, especially when first introduced. We have discovered errors in our software solutions and healthcare devices after their introduction. Our software solutions and healthcare devices are intended for use in collecting, storing, and displaying clinical and healthcare-related information used in the diagnosis and treatment of patients and in related healthcare settings such as admissions, billing, etc. Therefore, users of our software solutions and healthcare devices have a greater sensitivity to errors than the market for software products and devices generally. Our client agreements typically provide warranties concerning material errors and other matters. Failure of a client's *Cerner* software solutions and/or healthcare devices to meet these warranties could constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund and/or damages, or might require us to incur additional expense in order to make the software solution or healthcare device meet these criteria. Our client agreements generally limit our liability arising from such claims but such limits may not be enforceable in certain jurisdictions or circumstances. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may experience interruption at our data centers or client support facilities. We perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data. In addition, we provide support services to our clients through various client support facilities. We have invested in reliability features such as multiple power feeds, multiple backup generators and redundant telecommunications lines, as well as technical (such as multiple overlapping security applications and countermeasures) and physical security safeguards, and structured our operations to reduce the likelihood of disruptions. Periodic risk assessments are conducted to ensure additional risks are identified and appropriately mitigated. However, complete failure of all local public power and backup generators, impairment of all telecommunications lines, a "concerted denial of service cyber attack", damage (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the client data contained therein and/or the personnel trained to operate such facilities could cause a disruption in operations and negatively impact clients who depend on us for data center and system support services. Any interruption in operations at our data centers and/or client support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new clients, result in revenue loss, create potential liabilities for our clients and us and increase insurance and other operating costs.

Our proprietary technology may be subject to claims for infringement or misappropriation of intellectual property rights of others, or may be infringed or misappropriated by others. We rely upon a combination of license agreements, confidentiality procedures, employee nondisclosure agreements, confidentiality agreements with third parties and technical measures to maintain the confidentiality and trade secrecy of our proprietary information. We also rely on trademark and copyright laws to protect our intellectual property rights in the United States and abroad. We continue to develop our patent portfolio of United States and global patents, but currently have a limited number of issued patents. Despite our protective measures and intellectual property rights, we may not be able to adequately protect against copying, reverse-engineering, misappropriation, infringement or unauthorized use or disclosure of our intellectual property.

In addition, we are routinely involved in intellectual property infringement or misappropriation claims and we expect this activity to continue or even increase as the number of competitors, patents and patent enforcement organizations in the HIT market increases, the functionality of our software solutions and services expands, and we enter new markets such as healthcare device innovation, healthcare transactions and life sciences. These claims, even if not meritorious, are expensive to defend. If we become liable to third parties for infringing or misappropriating their intellectual property rights, we could be required to pay a substantial damage award, develop alternative technology, obtain a license and/or cease using, selling, licensing, implementing and supporting the solutions, devices and services that violate the intellectual property rights.

We are subject to risks associated with our non-U.S. operations. We market, sell and service our solutions, devices and services globally. We have established offices around the world, including in: the Americas, Europe, the Middle East and the Asia Pacific region. We will continue to expand our non-U.S. operations and enter new global markets. This expansion will require significant management attention and financial resources to develop successful direct and indirect non-U.S. sales and support channels. Our business is generally transacted in the local functional currency. In some countries, our success will depend in part on our ability to form relationships with local partners. There is a risk that we may sometimes choose the wrong partner. For these reasons, we may not be able to maintain or increase non-U.S. market demand for our solutions, devices and services.

Non-U.S. operations are subject to inherent risks, and our future results could be adversely affected by a variety of uncontrollable and changing factors. These include, but are not limited to:

- Greater difficulty in collecting accounts receivable and longer collection periods
- Difficulties and costs of staffing and managing non-U.S. operations
- The impact of global economic conditions
- Unfavorable or changing foreign currency exchange rates
- Legal compliance costs and/or business risks associated with our global operations where local laws and customs differ from those in the United States
- Certification, licensing or regulatory requirements
- Unexpected changes in regulatory requirements
- Changes to or reduced protection of intellectual property rights in some countries
- Inability to obtain necessary financing on reasonable terms to adequately support non-U.S. operations and expansion
- Potentially adverse tax consequences and difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner.
- Different or additional functionality requirements
- Trade protection measures
- Export control regulations
- Service provider and government spending patterns
- Natural disasters, war or terrorist acts
- Labor disruptions that may occur in a country
- Poor selection of a partner in a country
- Political conditions which may impact sales or threaten the safety of associates or our continued presence in these countries

Our failure to effectively hedge exposure to fluctuations in foreign currency exchange rates could unfavorably affect our performance. We currently utilize a non-derivative instrument to hedge our exposure to fluctuations in foreign currency exchange rates. This instrument may involve elements of market risk in excess of the amounts recognized in the Consolidated Financial Statements. For additional information about risk on financial instruments, see Item 7A "Quantitative and Qualitative Disclosures about Market Risk". Further, our financial results from non-U.S. operations may be negatively affected if we fail to execute or improperly hedge our exposure to currency fluctuations.

We are subject to tax legislation in several countries; tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition. We are a large corporation with operations in more than twenty countries. As such, we are, or in the future could be, subject to tax laws and regulations of the United States federal, state and local governments and of other country jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions and/or our tax liabilities. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as other countries' tax laws and regulations, are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Our success depends upon the recruitment and retention of key personnel. To remain competitive in our industries, we must attract, motivate and retain highly skilled managerial, sales, marketing, consulting and technical personnel, including executives, consultants, programmers and systems architects skilled in the HIT, healthcare devices, healthcare transactions and life sciences industries and the technical environments in which our solutions, devices and services are needed. Competition for such personnel in our industries is intense in both the United States and abroad. Our failure to attract additional qualified personnel to meet our non-U.S. personnel needs could have a material adverse effect on our prospects for long-term growth. Our success is dependent to a significant degree on the continued contributions of key management, sales, marketing, consulting and technical personnel. The unexpected loss of key personnel could have a material adverse impact on our business and results of operations, and could potentially inhibit development and delivery of our solutions, devices and services and market share advances.

We rely significantly on third party suppliers. We license or purchase intellectual property and technology (such as software, hardware and content) from third parties, including some competitors, and incorporate such third party software, hardware and/or content into or sell it in conjunction with our solutions, devices and services. We rely significantly on some of the third party software, hardware and/or content in the operation and delivery of our solutions, devices and services. For instance, we currently depend on Microsoft and IBM Websphere technologies for portions of the operational abilities of our *Millennium* solutions. Our remote hosting business also relies on a single or a limited number of suppliers for certain functions of this business, such as Oracle database technologies, CITRIX technologies and CISCO network technologies, and we rely on Hewlett Packard and IBM for our hardware technology platforms.

Most of the third party software licenses we have expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Most of these third party software licenses are non-exclusive; therefore, our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us.

If any of the third party suppliers were to change product offerings, cease actively supporting the technologies, fail to update and enhance the technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices or terminate our licenses or supply contracts, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our solutions, devices and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property or technology significantly increases, our gross margin levels could significantly decrease. In addition, interruption in functionality of our solutions, devices and services as a result of changes in third party suppliers could adversely affect future sales of solutions, devices and services.

We intend to continue strategic business acquisitions, which are subject to inherent risks. In order to expand our solutions, device offerings and services and grow our market and client base, we may continue to seek and complete strategic business acquisitions that we believe are complementary to our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to: 1) failure to successfully integrate the business and financial operations, services, intellectual property, solutions or personnel of an acquired business and to maintain uniform standard controls, policies and procedures; 2) diversion of management's attention from other business concerns; 3) entry into markets in which we have little or no direct prior experience; 4) failure to achieve projected synergies and performance targets; 5) loss of clients or key personnel; 6) incurrence of debt and/or assumption of known and unknown liabilities; 7) write-off of software development costs, goodwill, client lists and amortization of expenses related to intangible assets; 8) dilutive issuances of equity securities; and, 9) accounting deficiencies that could arise in connection with, or as a result of, the acquisition of an acquired company, including issues related to internal control over financial reporting and the time and cost associated with remedying such deficiencies. If we fail to successfully integrate acquired businesses or fail to implement our business strategies with respect to these acquisitions, we may not be able to achieve projected results or support the amount of consideration paid for such acquired businesses.

Risks Related to the Healthcare Information Technology, Healthcare Device and Healthcare Transaction Industry

The healthcare industry is subject to changing political, economic and regulatory influences. For example, the Health Insurance Portability and Accountability Act of 1996 (as modified by The Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009) (HIPAA) continues to have a direct impact on the healthcare industry by requiring identifiers and standardized transactions/code sets and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the United States healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for our solutions and services. As the healthcare industry consolidates, our client base could be eroded, competition for clients could become more intense and the importance of landing new client relationships becomes greater.

Recently, Congressional leaders also have expressed their intention to enact a comprehensive healthcare reform plan, including provisions to control healthcare costs, improve healthcare quality, and expand access to affordable health insurance, potentially including the establishment of a government health insurance plan that would compete with private health plans. Healthcare reform legislation could include changes in Medicare and Medicaid payment policies and other healthcare delivery reforms that would potentially impact our business. The United States House of Representatives and United States Senate have each passed different versions of healthcare reform legislation, but Congress has not yet issued a Conference Committee Report reconciling the House and Senate versions of the legislation. As a result, the exact provisions to be included in a final bill are unknown at this time, and we cannot be certain of when or if any such legislation will be enacted. Given the potentially sweeping nature of the changes under consideration, there can be no assurances that healthcare reform legislation, if adopted, will not adversely impact either our results of operations or the manner in which we operate our business.

The healthcare industry is highly regulated at the local, state and federal level. We are subject to a significant and wide-ranging number of regulations both within the United States and elsewhere, such as regulations in the areas of healthcare fraud, e-prescribing, claims processing and transmission, medical devices, the security and privacy of patient data and interoperability standards.

Healthcare Fraud. Federal and state governments continue to enhance regulation of and increase their scrutiny over practices involving healthcare fraud affecting healthcare providers whose services are reimbursed by Medicare, Medicaid and other government healthcare programs. Our healthcare provider clients are subject to laws and regulations on fraud and abuse which, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state healthcare programs. Federal enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived fraud and abuse. The effect of this government regulation on our clients is difficult to predict. Many of the regulations applicable to our clients and that may be applicable to us, including those relating to marketing incentives offered in connection with medical device sales, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could broaden their applicability to us or require our clients to make changes in their operations or the way in which they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to civil and criminal penalties, sanctions or other liability, including exclusion from government health programs, which could have a material adverse effect on our business, results of operations and financial condition.

E-Prescribing. The use of our solutions by physicians for electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by state and Federal law. States have differing prescription format requirements, which we have programmed into our solutions. In addition, in November 2005, the Department of Health and Human Services announced regulations by Centers for Medicare and Medicaid Services (CMS) related to "E-Prescribing and the Prescription Drug Program" (E-Prescribing Regulations). These E-Prescribing Regulations were mandated by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The E-Prescribing Regulations set forth standards for the transmission of electronic prescriptions. These standards are detailed and significant, and cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility, benefits inquiries, drug formulary and benefit coverage information. Our efforts to provide solutions that enable our clients to comply with these regulations could be time-consuming and expensive.

Claims Transmissions. Certain of our solutions assist our clients in submitting claims to payers, which claims are governed by federal and state laws. Our solutions are capable of electronically transmitting claims for services and items rendered by a physician to many patients' payers for approval and reimbursement. Federal law provides civil liability to any person that knowingly submits a claim to a payer, including Medicare, Medicaid and private health plans, seeking payment for any services or items that have not been provided to the patient. Federal law may also impose criminal penalties for intentionally submitting such false claims. We have policies and procedures in place that we believe result in the accurate and complete transmission of claims, provided that the information given to us by our clients is also accurate and complete. The HIPAA security, privacy and transaction standards, as discussed below, also have a potentially significant effect on our claims transmission services, since those services must be structured and provided in a way that supports our clients' HIPAA compliance obligations. Any investigation or proceeding related to these laws may have an adverse impact on our results of operations.

Regulation of Medical Devices. The United States Food and Drug Administration (the FDA) has determined that certain of our solutions are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act (Act) and amendments to the Act. Other countries have similar regulations in place related to medical devices, that now or may in the future apply to certain of our solutions. If other of our solutions are deemed to be actively regulated medical devices by the FDA or similar regulatory agencies in countries where we do business, we could be subject to extensive requirements governing pre- and post-marketing requirements including pre-market notification clearance. Complying with these medical device regulations on a global perspective is time consuming and expensive, and could be subject to unanticipated and significant delays. Further, it is possible that these regulatory agencies may become more active in regulating software that is used in healthcare. If we are unable to obtain the required regulatory approvals for any such solutions or medical devices, our short to long term business plans for these solutions and/or medical devices could be delayed or canceled.

There have been nine FDA inspections at various Cerner sites since 1998. Inspections conducted at our world headquarters in 1999 and our prior Houston, Texas facility in 2002 each resulted in the issuance of an FDA Form 483 that we responded to promptly. The FDA has taken no further action with respect to either of the Form 483s that were issued in 1999 and 2002. The remaining seven FDA inspections, including inspections at our world headquarters in 2006 and 2007, resulted in no issuance of a Form 483. We remain subject to periodic FDA inspections and we could be required to undertake additional actions to comply with the Act and any other applicable regulatory requirements. Our failure to comply with the Act and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our solutions. The FDA has many enforcement tools including recalls, seizures, injunctions, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Security and Privacy of Patient Information. State, federal and local laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security measures. United States regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply. Similarly, laws in non-U.S. jurisdictions may have similar or even stricter requirements related to the treatment of patient information.

In the United States, HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include healthcare organizations such as our clients, our employer clinic business model and our claims transmission services, are required to comply with the privacy standards, the transaction regulations and the security regulations. Moreover, the recently enacted HITECH provisions of ARRA extend many of the HIPAA obligations, formerly imposed only upon covered entities, to business associates as well. As a business associate of our clients who are covered entities, we were in most instances already contractually required to ensure compliance with the HIPAA regulations as it pertains to handling of covered client data, and when the HITECH provisions go into effect, we will have additional liability risks related to the privacy and security of individually identifiable health information.

Evolving HIPAA and HITECH-related laws or regulations and regulations in non-U.S. jurisdictions could restrict the ability of our clients to obtain, use or disseminate patient information. This could adversely affect demand for our solutions if they are not re-designed in a timely manner in order to meet the requirements of any new interpretations or regulations that seek to protect the privacy and security of patient data or enable our clients to execute new or modified healthcare transactions. We may need to expend additional capital, software development and other resources to modify our solutions and devices to address these evolving data security and privacy issues. Furthermore, our failure to maintain confidentiality of sensitive personal information in accordance with the applicable regulatory requirements could damage our reputation and expose us to breach of contract claims, fines and penalties.

Interoperability Standards. Our clients are concerned with and often require that our software solutions and healthcare devices be interoperable with other third party HIT suppliers. Market forces or governmental/regulatory authorities could create software interoperability standards that would apply to our solutions, and if our software solutions and/or healthcare devices are not consistent with those standards, we could be forced to incur substantial additional development costs to conform. The Certification Commission for Healthcare Information Technology (CCHIT) has developed a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the HIT industry. CCHIT, however, continues to modify and refine those standards. Achieving CCHIT certification is becoming a competitive requirement, resulting in increased software development and administrative expense to conform to these requirements. Additionally, various Federal, state and non-U.S. government agencies are also developing standards that could become mandatory for systems purchased by these agencies. For example, ARRA requires “meaningful use of certified electronic health record technology” by healthcare providers in order to receive stimulus funds from the United States Federal government. Interim final regulations have been issued that identify initial standards and implementation specifications and establish the certification standards for qualifying electronic health record technology. Nevertheless, these standards and specifications, once finalized, will be subject to interpretation by the entities designated to certify such technology.

We may incur increased development costs and delays in delivering solutions if we need to upgrade our software and healthcare devices to be in compliance with these varying and evolving standards. In addition, delays in interpreting these standards may result in postponement or cancellation of our clients' decisions to purchase our solutions. If our software solutions and healthcare devices are not consistent with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our software solutions and healthcare devices, although we do not expect such costs to be significant in relation to the overall development costs for our solutions.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions, devices, features and services to market in a timely fashion. The market for healthcare information systems, healthcare devices, healthcare transactions and life sciences consulting services are intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or services is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions, devices or services on schedule, or at all, nor can we guarantee that errors will not be found in our new solution releases, devices or services before or after commercial release, which could result in solution, device or service delivery redevelopment costs and loss of, or delay in, market acceptance.

Certain of our competitors have greater financial, technical, product development, marketing and other resources than us and some of our competitors offer software solutions that we do not offer. Our principal existing competitors are set forth above under Part I, Item 1 Competition.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. We face strong competitors and often face downward price pressure, which could adversely affect our results of operations or liquidity. Additionally, the pace of change in the healthcare information systems market is rapid and there are frequent new software solution introductions, software solution enhancements, device introductions, device enhancements and evolving industry standards and requirements. There are a limited number of hospitals and other healthcare providers in the United States HIT market and in recent years, the healthcare industry has been subject to increasing consolidation. As the industry consolidates, costs fall, technology improves, and market factors continue to compel investment by healthcare organizations in solutions and services like ours, market saturation in the United States may change the competitive landscape in favor of larger, more diversified competitors with greater scale.

Risks Related to Our Stock

The ongoing adverse financial market environment and uncertainty in global economic conditions could negatively affect our business, results of operations and financial condition. Our operating results may be impacted by the health of the global economy. Adverse economic conditions may cause a slowdown or decline in client spending which could adversely affect our business and financial performance. Our business and financial performance, including new business bookings and collection of our accounts receivable, may be adversely affected by current and future economic conditions (including a reduction in the availability of credit, higher energy costs, rising interest rates, financial market volatility and recession) that cause a slowdown or decline in client spending. Reduced purchases by our clients or changes in payment terms could adversely affect our revenue growth and cause a decrease in our cash flow from operations. Bankruptcies or similar events affecting clients may cause us to incur bad debt expense at levels higher than historically experienced. Further, the ongoing global financial crisis may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the global financial crisis and current economic downturn continue or worsen, our business, results of operations and financial condition could be materially and adversely affected.

Our quarterly operating results may vary, which could adversely affect our stock price. Our quarterly operating results have varied in the past and may continue to vary in future periods, including, variations from guidance, expectations or historical results or trends. Quarterly operating results may vary for a number of reasons including accounting policy changes, demand for our solutions, devices and services, the financial condition of our clients and potential clients, our long sales cycle, potentially long installation and implementation cycles for larger, more complex and higher-priced systems and other factors described in this section and elsewhere in this report. As a result of healthcare industry trends and the market for our *Cerner Millennium* solutions, a large percentage of our revenues are generated by the sale and installation of larger, more complex and higher-priced systems. The sales process for these systems is lengthy and involves a significant technical evaluation and commitment of capital and other resources by the client. Sales may be subject to delays due to changes in clients' internal budgets, procedures for approving large capital expenditures, competing needs for other capital expenditures, availability of personnel resources and by actions taken by competitors. Delays in the expected sale, installation or implementation of these large systems may have a significant impact on our anticipated quarterly revenues and consequently our earnings, since a significant percentage of our expenses are relatively fixed.

Revenue recognized in any quarter may depend upon our and our clients' abilities to meet project milestones. Delays in meeting these milestone conditions or modification of the project plan could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on results of operations for a particular quarter.

Our revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year, primarily as a result of clients' year-end efforts to make all final capital expenditures for the then-current year.

Our sales forecasts may vary from actual sales in a particular quarter. We use a "pipeline" system, a common industry practice, to forecast sales and trends in our business. Our sales associates monitor the status of all sales opportunities, such as the date when they estimate that a client will make a purchase decision and the potential dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. We compare this pipeline at various points in time to evaluate trends in our business. This analysis provides guidance in business planning and forecasting, but these pipeline estimates are by their nature speculative. Our pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter or over a longer period of time, partially because of changes in the pipeline and in conversion rates of the pipeline into contracts that can be very difficult to estimate. A negative variation in the expected conversion rate or timing of the pipeline into contracts, or in the pipeline itself, could cause our plan or forecast to be inaccurate and thereby adversely affect business results. For example, a slowdown in information technology spending, adverse economic conditions or a variety of other factors can cause purchasing decisions to be delayed, reduced in amount or cancelled, which would reduce the overall pipeline conversion rate in a particular period of time. Because a substantial portion of our contracts are completed in the latter part of a quarter, we may not be able to adjust our cost structure quickly enough in response to a revenue shortfall resulting from a decrease in our pipeline conversion rate in any given fiscal quarter.

The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated variations in operating results, rumors about our performance or solutions, devices and services, changes in expectations of future financial performance or estimates of securities analysts, governmental regulatory action, healthcare reform measures, client relationship developments, changes occurring in the securities markets in general and other factors, many of which are beyond our control. As a matter of policy, we do not generally comment on our stock price or rumors.

Furthermore, the stock market in general, and the markets for software, healthcare devices, other healthcare solutions and services and information technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Our Directors have authority to issue preferred stock and our corporate governance documents contain anti-takeover provisions. Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be harmed by rights granted to the holders of any preferred stock that may be issued in the future.

In addition, some provisions of our Certificate of Incorporation and Bylaws could make it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. These include provisions that provide for a classified board of directors, prohibit shareholders from taking action by written consent and restrict the ability of shareholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder, unless certain conditions are met, which could have the effect of delaying or preventing a change of control.

Factors that May Affect Future Results of Operations, Financial Condition or Business

Statements made in this report, the Annual Report to Shareholders of which this report is made a part, other reports and proxy statements filed with the Securities and Exchange Commission, communications to shareholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," "will," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," "plan," "guidance" or "estimate" or the negative of these words, variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. It is important to note that any such performance and actual results, financial condition or business, could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Item 1A. Risk Factors and elsewhere herein or in other reports filed with the SEC. Other unforeseen factors not identified herein could also have such an effect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our properties consist mainly of owned and leased office and data center facilities.

Our United States corporate world headquarters operations are located in a Company-owned office park (the Headquarters Campus) in North Kansas City, Missouri, containing approximately 1.1 million gross square feet of useable space and land capable of housing approximately 300,000 square feet of future building development. The Headquarters Campus primarily houses office space, but also includes space for other business needs, such as our Healthe Clinic and our Headquarters Campus data center.

In December 2009, we purchased approximately 790,000 gross square feet of property located in Kansas City, Missouri, which we had previously occupied under a long-term lease since 2007. This office space, known as the Innovation Campus, houses associates from our intellectual property organizations.

Our Cerner-operated data center facilities, which are used to provide remote hosting, disaster recovery and other services to our clients, are located at the Headquarters Campus and a leased facility in Lee's Summit, Missouri.

As of the end of 2009, we leased additional office space in Beverly Hills and Garden Grove, California; Denver, Colorado; Overland Park, Kansas; Waltham, Massachusetts; Minneapolis and Rochester, Minnesota; N. Kansas City, Missouri; Blue Bell, Pennsylvania; and Vienna, Virginia. Globally, we also leased office space in: Brisbane, Sydney and Melbourne, Australia; London-Ontario, Canada; Santiago, Chile; Hong Kong, China; London, England; Paris, France; Herzogenrath and Idstein, Germany; Bangalore, India; Dublin, Ireland; Kuala Lumpur, Malaysia; Riyadh, Saudi Arabia; Singapore; Barcelona and Madrid, Spain; and, Abu Dhabi and Dubai, United Arab Emirates.

Item 3. Legal Proceedings

We have no material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the shareholders of the Company during the fourth quarter of the fiscal year ended January 2, 2010.

Executive Officers of the Registrant

The following table sets forth the names, ages, positions and certain other information regarding the Company's executive officers as of February 16, 2010. Officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Positions
Neal L. Patterson	60	Chairman of the Board of Directors and Chief Executive Officer
Clifford W. Illig	59	Vice Chairman of the Board of Directors
Earl H. Devanny, III	58	President
Marc G. Naughton	54	Senior Vice President and Chief Financial Officer
Michael R. Nill	45	Executive Vice President and Chief Engineering Officer
Randy D. Sims	49	Vice President, Chief Legal Officer and Secretary
Jeffrey A. Townsend	46	Executive Vice President
Mike Valentine	41	Executive Vice President and Chief Operating Officer
Julia M. Wilson	47	Senior Vice President and Chief People Officer

Neal L. Patterson has been Chairman of the Board of Directors and Chief Executive Officer of the Company for more than five years. Mr. Patterson also served as President of the Company from March of 1999 until August of 1999.

Clifford W. Illig has been a Director of the Company for more than five years. He also served as Chief Operating Officer of the Company for more than five years until October 1998 and as President of the Company for more than five years until March of 1999. Mr. Illig was appointed Vice Chairman of the Board of Directors in March of 1999.

Earl H. Devanny, III joined the Company in August of 1999 as President. Mr. Devanny also served as interim President of Cerner Southeast from January 2003 through July 2003. Prior to joining the Company, Mr. Devanny served as president of ADAC Healthcare Information Systems, Inc. Prior to joining ADAC, Mr. Devanny served as a Vice President of the Company from 1994 to 1997. Prior to that he spent 17 years with IBM Corporation.

Marc G. Naughton joined the Company in November 1992 as Manager of Taxes. In November 1995 he was named Chief Financial Officer and in February 1996 he was promoted to Vice President. He was promoted to Senior Vice President in March 2002.

Michael R. Nill joined the Company in November, 1996. Since that time he has held several positions in the Technology, Intellectual Property and *CernerWorks* client hosting organizations. He was promoted to Vice President in January 2000, promoted to Senior Vice President in April 2006 and promoted to Executive Vice President and named Chief Engineering Officer in February 2009.

Randy D. Sims joined the Company in March 1997 as Vice President and Chief Legal Officer. Prior to joining the Company, Mr. Sims worked at Farmland Industries, Inc. for three years where he served most recently as Associate General Counsel. Prior to Farmland, Mr. Sims was in-house legal counsel at The Marley Company for seven years, holding the position of Assistant General Counsel when he left to join Farmland.

Jeffrey A. Townsend joined the Company in June 1985. Since that time he has held several positions in the Intellectual Property Organization and was promoted to Vice President in February 1997. He was appointed Chief Engineering Officer in March 1998, promoted to Senior Vice President in March 2001 and promoted to Executive Vice President in March 2005.

Mike Valentine joined the Company in December 1998 as Director of Technology. He was promoted to Vice President in 2000 and to President of Cerner Mid America in January of 2003. In February 2005, he was named General Manager of the United States Client Organization and was promoted to Senior Vice President in March 2005. He was promoted to Executive Vice President in March 2007 and named Chief Operation Officer in January 2010. Prior to joining the Company, Mr. Valentine was with Accenture Consulting.

Julia M. Wilson joined the Company in November 1995. Since that time, she has held several positions in the Functional Group Organization. She was promoted to Vice President and Chief People Officer in August 2003 and to Senior Vice President in March 2007.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on *The NASDAQ Global Select Market*SM under the symbol CERN. The following table sets forth the high, low and last sales prices for the fiscal quarters of 2009 and 2008 as reported by *The Nasdaq Stock Market*®.

	2009			2008		
	High	**Low**	**Last**	**High**	**Low**	**Last**
First Quarter	$ 46.40	$ 33.72	$ 43.29	$ 59.59	$ 38.40	$ 38.40
Second Quarter	63.82	41.88	60.05	48.17	37.28	45.70
Third Quarter	75.17	56.80	72.50	49.34	43.21	47.32
Fourth Quarter	85.51	73.53	82.44	45.08	31.58	39.18

At February 16, 2010, there were approximately 1,106 owners of record. To date, we have paid no cash dividends and we do not intend to pay cash dividends in the foreseeable future. We believe it is in the shareholders' best interest for us to reinvest funds in the operation of the business.

In March 2008, our Board of Directors authorized a stock repurchase program for $45 million of our Common Stock. There were no shares repurchased by us during the quarter or the year ended January 2, 2010.

Item 6. Selected Financial Data

(In thousands, except per share data)	2009	2008	2007	2006	2005
	(1)	(1)(2)	(1)(3)(4)(5)	(1)(6)	(7)(8)
Statement of Earnings Data:					
Revenues	$ 1,671,864	$ 1,676,028	$ 1,519,877	$ 1,378,038	$ 1,160,785
Operating earnings	292,006	278,885	204,083	166,167	140,436
Earnings before income taxes	292,681	281,431	203,967	167,544	135,244
Net earnings	193,465	188,658	127,125	109,891	86,251
Earnings per share:					
Basic	2.39	2.34	1.60	1.41	1.16
Diluted	2.31	2.26	1.53	1.34	1.10
Weighted average shares outstanding:					
Basic	80,981	80,549	79,395	77,691	74,144
Diluted	83,882	83,435	83,218	81,723	78,090
Balance Sheet Data:					
Working capital	$ 788,232	$ 517,650	$ 530,441	$ 444,656	$ 391,541
Total assets	2,148,567	1,880,988	1,689,956	1,496,433	1,303,629
Long-term debt, excl. current installments	95,506	111,370	177,606	187,391	194,265
Cerner Corporation stockholders' equity	1,580,678	1,311,009	1,132,428	922,294	760,533

(1) Includes share-based compensation expense recognized in accordance with ASC 718, *Stock Compensation*. The impact of including this expense is a $10.6 million decrease, net of $6.3 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.12 in 2009, $9.5 million decrease, net of $5.6 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.11 in 2008, a $10.2 million decrease, net of $6.0 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.12 in 2007 and a $11.7 million decrease, net of $7.3 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.14 in 2006.

(2) Includes expense related to a settlement with a third party provider of software related to the use of the third party's software in our remote hosting business. The settlement included compensation for the use of the software for periods prior to 2008 as well as compensation for licenses of the software for future use for existing and additional clients through January 2009. Of the total settlement amount, we determined that $5.0 million should have been recorded in prior periods, primarily 2005 through 2007. Based on this valuation, 2008 results include an increase of $8.0 million to sales and client service expense, a decrease of $5.0 million to net earnings, and a decrease of $0.06 to diluted earnings per share that are attributable to prior periods.

(3) Includes a research and development write-off related to the *RxStation®* medication dispensing devices. In connection with production and delivery of the *RxStation* medication dispensing devices, we reviewed the accounting treatment for the *RxStation* line of devices and determined that $8.6 million of research and development activities for the *RxStation* medication dispensing devices that should have been expensed was incorrectly capitalized. The impact of this charge is a $5.4 million decrease, net of $3.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.06 in the year ended December 29, 2007. $2.1 million of this $5.4 million after tax amount recorded in 2007 related to periods prior to 2007.

(4) Includes a $3.1 million tax benefit recorded in 2007 related to periods prior to 2007. The tax benefit relates to the over-expensing of state income taxes, which resulted in an increase to diluted earnings per share of $0.04 in the year ended December 29, 2007.

(5) Includes an adjustment to correct the amounts previously reported for the second quarter of 2007 for a previously disclosed out-of-period tax item relating to foreign net operating losses. The effect of this adjustment increases tax expense for the year ended December 29, 2007, by $4.2 million and increases January 1, 2005 retained earnings (Shareholders' Equity) by the same amount.

(6) Includes a tax benefit of $2.0 million for adjustments relating to prior periods. This results in an increase to diluted earnings per share of $0.02.

(7) Includes a tax benefit of $4.8 million relating to the carry-back of a capital loss generated by the sale of Zynx Health Incorporated (Zynx) in the first quarter of 2004. The impact of this refund claim is a $4.8 million increase in net earnings and an increase in diluted earnings per share of $0.06 for 2005.

(8) Includes a charge for the write-off of acquired in process research and development related to the acquisition of the medical business division of VitalWorks, Inc. The impact of this charge is a $3.9 million decrease, net of $2.4 million tax benefit, in net earnings and a decrease to diluted earnings per share of $0.05 for 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis (MD&A) is intended to help the reader understand our results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements (Notes).

Our fiscal year ends on the Saturday closest to December 31. Fiscal year 2009 consisted of 52 weeks and ended on January 2, 2010; fiscal year 2008 consisted of 53 weeks and ended on January 3, 2009; and fiscal year 2007 consisted of 52 weeks and ended on December 29, 2007. All references to years in this MD&A represent fiscal years unless otherwise noted.

Management Overview

Our revenues are primarily derived by selling, implementing and supporting software solutions, clinical content, hardware, healthcare devices and services that allow healthcare providers to securely access clinical, administrative and financial data in real time, allowing them to improve the quality, safety and efficiency in the delivery of healthcare. We implement the healthcare solutions as stand-alone, combined or enterprise-wide systems. *Cerner Millennium*® software solutions can be managed by our clients or in our data center via a managed services model.

Our fundamental strategy centers on creating organic growth by investing in research and development (R&D) to create solutions and services for the healthcare industry. This strategy has driven strong growth over the long-term, as reflected in five- and ten-year compound annual revenue growth rates of 13% or more. This growth has also created a very strategic footprint in healthcare, with *Cerner*® solutions licensed by over 8,500 facilities, including approximately 2,300 hospitals; 3,400 physician practices with over 30,000 physicians; 600 ambulatory facilities, such as laboratories, ambulatory centers, cardiac facilities, radiology clinics and surgery centers; 700 home health facilities; and 1,500 retail pharmacies. Selling additional solutions back into this client base is an important element of our future revenue growth. We are also focused on driving growth through market share expansion by replacing competitors in healthcare settings that are looking to replace their current HIT partners or those who have not yet strategically aligned with a supplier. We expect the HITECH provisions in ARRA will create a period of increased demand within the United States during which we believe we can gain additional market share. We also expect to drive growth through new initiatives and services that reflect our ongoing ability to innovate and expand our reach into healthcare. Examples of these include our *CareAware*® healthcare device architecture and devices, *Healthe*™ employer services, *Cerner ITWorks*℠ services, *Cerner RevWorks*℠ services, physician practice solutions and solutions and services for the pharmaceutical market. Finally, we are focused on selling our solutions and services outside of the United States. Many non-U.S. markets have a low penetration of HIT solutions and their governing bodies are in many cases focused on HIT as part of their strategy to improve the quality and lower the cost of healthcare.

Beyond our strategy for driving revenue growth, we are also focused on earnings growth. Similar to our history of growing revenue, our net earnings have increased at more than 20% compound annual rates over five- and ten-year periods. We believe we can continue driving strong levels of earnings growth by continuing to grow revenue while also leveraging key areas to create operating margin expansion. The primary areas of opportunity for margin expansion include:

- becoming more efficient at implementing our software by leveraging implementation tools and methodologies we have developed that can reduce the amount of effort required to implement our software;
- leveraging our investments in R&D by addressing new markets that do not require significant incremental R&D but can contribute significantly to revenue growth; and,
- leveraging our scalable business infrastructure to reduce the rate of increase in general and administrative spending to below our revenue growth rate.

We are also focused on increasing cash flow by growing earnings, reducing the use of working capital and controlling capital expenditures.

Results Overview

In a challenging economic environment, we continued to execute on our core strategies to drive top-line growth, expand operating margins, grow earnings and generate good cash flow in 2009. The 2009 results included strong levels of new business bookings, earnings and cash flow.

New business bookings revenue in 2009, which reflects the value of executed contracts for software, hardware, professional services and managed services, was $1.83 billion, which is an increase of 19% compared to $1.54 billion in 2008. This growth was concentrated in the second half of 2009, which included strong bookings growth that offset slight declines in the first half of the year. The improvement in the second half of the year reflects slightly better economic conditions and some early demand driven by the HITECH stimulus incentives.

Our 2009 revenues remained flat at $1.7 billion as compared to 2008, with the lack of growth largely the result of the challenging economic conditions that persisted through much of the year. Additionally, our revenue comparisons in 2009 were impacted by a $28.6 million cumulative catch-up adjustment recognized in the fourth quarter of 2008, resulting from a significant change in an accounting estimate related to our contract in London as part of the NHS initiative to automate clinical processes and digitize medical records in England.

Our 2009 net earnings increased 3% to $193.5 million compared to $188.7 million in 2008. Diluted earnings per share increased 2% to $2.31 compared to $2.26 in 2008. The 2009 and 2008 net earnings and diluted earnings per share reflect the impact of accounting for stock-based compensation using the fair value method to measure and record expense for stock options, pursuant to Accounting Standards Codification (ASC), 718, *Stock Compensation*. The effect of these expenses reduced the 2009 net earnings and diluted earnings per share by $10.5 million and $0.12, and the 2008 earnings and diluted earnings per share by $9.5 million and $0.11, respectively. Our 2008 net earnings also include the previously discussed cumulative catch-up adjustment. The after-tax effect of this catch-up increased 2008 net earnings and diluted earnings per share by $20.6 million and $0.24, respectively. The growth in net earnings and diluted earnings per share was driven primarily by continued progress with our margin expansion initiatives, particularly expanding the profitability of support and maintenance revenue, leveraging R&D investments, and controlling sales and client services expenses, partially offset by the 2008 catch-up adjustment. Our 2009 operating margin was 17.5%, compared to 16.6% in 2008, and we remain on target to achieve our long term goal of 20% operating margins.

We had cash collections of receivables of $1.8 billion in 2009 compared to $1.7 billion in 2008. Days sales outstanding decreased to 90 days for the 2009 fourth quarter compared to 105 days for 2009 third quarter and 92 days for the 2008 fourth quarter. Approximately 12 days of this quarterly decline is driven by the reclassification of our Fujitsu receivables to other long term assets, which are not included in our days sales outstanding calculation. The remaining decline is reflective of improved cash collections. Operating cash flows for 2009 were $347.3 million compared to $281.8 million in 2008, with the growth driven by increased earnings and decreased use of working capital.

Healthcare Information Technology Market Outlook

We have provided a detailed assessment of the healthcare information technology market under Part I, Item 1, The Healthcare and Healthcare IT Industry.

Results of Operations

Fiscal Year 2009 Compared to Fiscal Year 2008

(in thousands)	**2009**	**% of Revenue**	**2008**	**% of Revenue**	**% Change**
Revenues					
System sales	$ 504,561	*30%*	$ 522,373	*31%*	-3%
Support and maintenance	493,193	*29%*	472,579	*28%*	4%
Services	643,678	*39%*	643,317	*38%*	0%
Reimbursed travel	30,432	*2%*	37,759	*2%*	-19%
Total revenues	1,671,864	*100%*	1,676,028	*100%*	0%
Costs of revenue					
Costs of revenue	281,198	*17%*	296,063	*18%*	-5%
Total margin	*1,390,666*	*83%*	*1,379,965*	*82%*	*1%*
Operating expenses					
Sales and client	700,639	*42%*	715,512	*43%*	-2%
Software development	271,051	*16%*	272,519	*16%*	-1%
General and administrative	126,970	*8%*	113,049	*7%*	12%
Total operating expenses	1,098,660	*66%*	1,101,080	*66%*	0%
Total costs and expenses	1,379,858	*83%*	1,397,143	*83%*	-1%
Operating earnings	292,006	*17%*	278,885	*17%*	5%
Interest income (expense), net	308		3,056		
Other income (expense), net	367		(510)		
Income taxes	(99,216)		(92,773)		
Net earnings	$ 193,465		$ 188,658		3%

As discussed in the results overview, our 2008 consolidated and global segment revenues and margin included a cumulative catch-up adjustment recognized in the fourth quarter, in the amount of $28.6 million, resulting from a significant change in accounting estimate related to our contract in London. The majority of the catch-up adjustment revenue was included in support, maintenance and services. Refer to Note (1a) of the notes to consolidated financial statements for more information on this adjustment.

Revenues & Backlog

Revenues were $1.7 billion in 2009, which is flat compared to 2008.

- System sales, which include revenues from the sale of software, technology resale (hardware and sublicensed software), deployment period licensed software upgrade rights, installation fees, transaction processing and subscriptions, decreased 3% to $504.6 million in 2009 from $522.4 million in 2008. The decrease in system sales was driven by a decline in technology resale, with licensed software basically flat and subscriptions increasing slightly.
- Support and maintenance revenues increased 4% to $493.2 million in 2009 compared to $472.6 million in 2008. This increase is attributable to continued success at selling *Cerner Millennium* applications, implementing them at client sites and initiating billing for support and maintenance fees. The growth rate of support and maintenance revenue was negatively impacted by the extra week in 2008 (53) compared to 2009 (52) and the catch-up adjustment in 2008.

- Services revenue, which includes professional services excluding installation, and managed services, remained flat, with growth in *CernerWorks*SM managed services being offset by declines in professional services. The decline in professional services reflects the impact of the economy and lower billable headcount in 2009 compared to 2008.

Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 23% in 2009 compared to 2008. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services bookings that typically have longer contract terms. In the second quarter of 2008, contract backlog was reduced by approximately $178.0 million as a result of the contract withdrawal by Fujitsu Limited as the prime contractor in the southern region of England. A summary of our total backlog for 2009 and 2008 follows:

(In thousands)	**2009**	**2008**
Contract backlog	$ 3,591,026	$ 2,907,762
Support and maintenance backlog	620,616	580,915
Total backlog	$ 4,211,642	$ 3,488,677

Costs of Revenue

Cost of revenues was 17% of total revenues in 2009, as compared to 18% in 2008, with the slightly lower level reflective of the decline in technology resale, which includes higher third party costs. The cost of revenues includes the cost of reimbursed travel expense, sales commissions, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period. Costs of revenues does not include the costs of our client service personnel who are responsible for delivering our service offerings, such costs are included in sales and client service expense.

Operating Expenses

Total operating expenses remained flat in 2009 at $1.1 billion as compared to 2008. Accounting pursuant to ASC 718, which results in the expensing of share-based compensation, impacted expenses in 2009 and 2008 as indicated below:

(In thousands)	**2009**	**2008**
Sales and client service expenses	$ 7,552	$ 7,750
Software development expense	4,374	3,232
General and administrative expenses	4,916	4,162
Total stock-based compensation expense	$ 16,842	$ 15,144

- Sales and client service expenses as a percent of total revenues were 42% in 2009, as compared to 43% in 2008. These expenses decreased 2% to $700.6 million in 2009, from $715.5 million in 2008. Sales and client service expenses include salaries of sales and client service personnel, depreciation and other expenses associated with our *CernerWorks* managed service business, communications expenses, unreimbursed travel expenses, expense for share-based payments, sales and marketing salaries and trade show and advertising costs. The decrease was primarily attributable to lower professional services expense, partially offset by growth in the managed services business.

- Software development expense decreased 1% in 2009 to $271.1 million, from $272.5 million in 2008. Expenditures for software development in 2009 reflect continued development and enhancement of the *Cerner Millennium* platform and software solutions and investments in new growth initiatives. A summary of our total software development expense in 2009 and 2008 is as follows:

(In thousands)	2009	2008
Software development costs	$ 285,187	$ 291,368
Capitalized software costs	(76,876)	(69,039)
Capitalized costs related to share-based payments	(871)	(942)
Amortization of capitalized software costs	63,611	51,132
Total software development expense	$ 271,051	$ 272,519

- General and administrative expenses as a percent of total revenues were 8% in 2009, as compared to 7% in 2008. These expenses increased 12% to $127.0 million in 2009 from $113.0 million in 2008. General and administrative expenses include salaries for corporate, financial and administrative staff, utilities, communications expenses, professional fees, the transaction gains or losses on foreign currency and expense for share-based payments. We recorded a net transaction gain on foreign currency of $4.0 million and $9.9 million in 2009 and 2008, respectively. The lower gain in 2009 compared to 2008 was the primary reason for the increase in general and administrative expenses, with the balance driven by legal fees and other corporate expenses.

Non-Operating Items

- Net interest income was $0.3 million in 2009, compared with net interest income of $3.1 million in 2008. Interest income decreased to $8.8 million in 2009 from $13.6 million in 2008, due primarily to a decline in investment returns. Interest expense decreased to $8.5 million in 2009 from $10.5 million in 2008, due primarily to a reduction in long-term debt.
- Other income was $0.4 million in 2009, compared to other expense of $0.5 million in 2008. Other income and expense in 2009 and 2008 includes offsetting unrealized gains and losses included in earnings related to our auction rate securities and put-like settlement feature in the amounts of $10.5 million and $19.9 million, respectively. Refer to Liquidity and Capital Resources within this MD&A and Notes 3 and 4 of the notes to consolidated financial statements for additional information on our auction rate securities.
- Our effective tax rate was 34% and 33% in 2009 and 2008, respectively. This net increase is primarily due to higher tax expense recorded at the statutory rates of approximately $5.0 million and prior period tax expense of $2.3 million, offset by a decrease in our unrecognized tax benefits of $5.6 million. The tax rate for 2008 was slightly lower than normal due to strong income levels from global regions that have lower tax rates. Tax expense for 2009 includes expense of approximately $2.3 million and 2008 includes benefits of approximately $2.9 million for corrections relating to prior periods.

Operations by Segment

We have two operating segments, Domestic and Global. The Domestic segment includes revenue contributions and expenditures associated with business activity in the United States. The Global segment includes revenue contributions and expenditures linked to business activity in Aruba, Australia, Austria, Belgium, Canada, Cayman Islands, Chile, China (Hong Kong), Egypt, England, France, Germany, India, Ireland, Malaysia, Puerto Rico, Saudi Arabia, Singapore, Spain, Sweden, Switzerland and the United Arab Emirates.

The following table presents a summary of our operating segment information for the years ended 2009 and 2008:

(in thousands)	**2009**	***% of Revenue***	**2008**	***% of Revenue***	**% Change**
Domestic Segment					
Revenues	$ 1,398,715	*100%*	$ 1,307,510	*100%*	7%
Costs of revenue	240,847	*17%*	225,955	*17%*	7%
Operating expenses	372,370	*27%*	361,213	*28%*	3%
Total costs and expenses	613,217	*44%*	587,168	*45%*	4%
Domestic operating earnings	785,498	*56%*	720,342	*55%*	9%
Global Segment					
Revenues	273,149	*100%*	368,518	*100%*	-26%
Costs of revenue	40,351	*15%*	70,108	*19%*	-42%
Operating expenses	130,256	*48%*	150,729	*41%*	-14%
Total costs and expenses	170,607	*62%*	220,837	*60%*	-23%
Global operating earnings	102,542	*38%*	147,681	*40%*	-31%
Other, net	(596,034)		(589,138)		1%
Consolidated operating earnings	$ 292,006		$ 278,885		5%

Domestic Segment

- Revenues increased 7% to $1.4 billion in 2009 from $1.3 billion in 2008. This increase was driven by growth in managed services, licensed software, technology resale, and support and maintenance, partially offset by a decline in professional services.
- Cost of revenues was 17% of revenues in both 2009 and 2008.
- Operating expenses increased 3% to $372.4 million in 2009, from $361.2 million in 2008, due primarily to growth in managed services.
- Operating earnings of the Domestic segment increased 9% to $785.5 million in 2009 from $720.3 million in 2008.

Global Segment

- Revenues decreased 26% to $273.1 million in 2009 from $368.5 million in 2008. This decrease was driven by the previously discussed cumulative catch-up adjustment in 2008 and a decline in revenue from Middle Eastern and European countries resulting from the challenging global economic conditions.
- Cost of revenues was 15% and 19% of revenues in 2009 and 2008, respectively. The lower cost of revenues was driven by a lower mix of hardware revenues in 2009.
- Operating expenses decreased 14% to $130.3 million in 2009, from $150.7 million in 2008, primarily due to a decrease in professional services expense.
- Operating earnings of the Global segment decreased 31% to $102.5 million in 2009 from $147.7 million in 2008. This decline was driven by the catch-up adjustment in 2008 and the lower level of revenues in 2009.

Other, net

Operating results not attributed to an operating segment include expenses, such as software development, marketing, general and administrative, stock-based compensation and depreciation. These expenses increased 1% to $596.0 million in 2009 from $589.1 million in 2008.

Fiscal Year 2008 Compared to Fiscal Year 2007

(in thousands)	**2008**	**% of Revenue**	**2007**	**% of Revenue**	**% Change**
Revenues					
System sales	$ 522,373	*31%*	$ 500,319	*33%*	4%
Support and maintenance	472,579	*28%*	397,713	*26%*	19%
Services	643,317	*38%*	585,067	*38%*	10%
Reimbursed travel	37,759	*2%*	36,778	*2%*	3%
Total revenues	1,676,028	*100%*	1,519,877	*100%*	10%
Costs of revenue					
Costs of revenue	296,063	*18%*	280,110	*18%*	6%
Total margin	*1,379,965*	*82%*	*1,239,767*	*82%*	*11%*
Operating expenses					
Sales and client	715,512	*43%*	657,956	*43%*	9%
Software development	272,519	*16%*	270,576	*18%*	1%
General and administrative	113,049	*7%*	107,152	*7%*	6%
Total operating expenses	1,101,080	*66%*	1,035,684	*68%*	6%
Total costs and expenses	1,397,143	*83%*	1,315,794	*87%*	6%
Operating earnings	278,885	*17%*	204,083	*13%*	37%
Interest income (expense), net	3,056		1,269		
Other income (expense), net	(510)		(1,385)		
Income taxes	(92,773)		(76,842)		
Net earnings	$ 188,658		$ 127,125		48%

As discussed in the results overview, our 2008 consolidated and global segment revenues and margin included a cumulative catch-up adjustment recognized in the fourth quarter, in the amount of $28.6 million, resulting from a significant change in accounting estimate related to our contract in London. The majority of the catch-up adjustment revenue was included in support, maintenance and services. Refer to Note (1a) of the notes to consolidated financial statements for more information on this adjustment.

Revenues and Backlog

Revenues increased 10% to $1.7 billion in 2008, compared with $1.5 billion in 2007.

- System sales revenues increased 4% to $522.4 million in 2008 from $500.3 million in 2007. The increase in system sales was driven by growth in licensed software, sublicensed software and subscriptions.
- Support and maintenance revenues increased 19% to $472.6 million in 2008 from $397.7 million in 2007, mainly due to continued success at selling *Cerner Millennium* applications, implementing them at client sites and initiating billing for support and maintenance fees.
- Services revenue increased 10% to $643.3 million in 2008 from $585.1 million in 2007 primarily attributable to growth in *CernerWorks* managed services.

Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 7% in 2008 compared to 2007. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services bookings that typically have longer contract terms. In the second quarter of 2008, contract backlog was reduced by approximately $178.0 million as a result of the contract withdrawal by the prime contractor in the southern region of England. A summary of our total backlog for 2008 and 2007 follows:

(In thousands)	**2008**	**2007**
Contract backlog	$ 2,907,762	$ 2,712,195
Support and maintenance backlog	580,915	541,095
Total backlog	$ 3,488,677	$ 3,253,290

Costs of Revenue

Cost of revenues was 18% of total revenues in both 2008 and 2007. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period.

Operating Expenses

Total operating expenses increased 6% to $1.1 billion in 2008 from $1.0 billion in 2007. Accounting pursuant to ASC 718, which results in the expensing of share-based compensation, impacted expenses in 2008 and 2007 as indicated below:

	2008	**2007**
Sales and client service expenses	$ 7,750	$ 9,518
Software development expense	3,232	3,032
General and administrative expenses	4,162	3,639
Total stock-based compensation expense	$ 15,144	$ 16,189

- Sales and client service expenses as a percent of total revenues were 43% in both 2008 and 2007. These expenses increased 9% to $715.5 million in 2008, from $658.0 million in 2007. The increase was primarily attributable to growth in the managed services business, including $8.0 million of expense recorded in the second quarter of 2008 for a settlement with a third party provider of software related to the use of the third party's software in this business.

- Total expense for software development in 2008 increased 1% to $272.5 million, from $270.6 million in 2007. Included in 2007 software development expense is $8.6 million of research and development activities for the *RxStation* medical dispensing device. $3.4 million of this amount recorded in 2007 is related to periods prior to 2007. A summary of our total software development expense in 2008 and 2007 is as follows:

(In thousands)	2008	2007
Software development costs	$ 291,368	$ 283,086
Capitalized software costs	(69,039)	(64,789)
Capitalized costs related to share-based payments	(942)	(1,196)
Amortization of capitalized software costs	51,132	53,475
Total software development expense	$ 272,519	$ 270,576

- General and administrative expenses as a percent of total revenues were 7% in 2008 and 2007. These expenses increased 6% to $113.0 million in 2008 from $107.2 million in 2007. This increase was due primarily to the growth of our core business and increased presence in the global market. We recorded a net transaction gain on foreign currency of $9.9 million and $3.7 million in 2008 and 2007, respectively.

Non-Operating Items

- Net interest income was $3.1 million in 2008, compared with net interest income of $1.3 million in 2007. Interest income increased to $13.6 million in 2008 from $13.2 million in 2007, due primarily to higher returns received from our investments in auction rate securities. Interest expense decreased to $10.5 million in 2008 from $11.9 million in 2007, due primarily to a reduction in long-term debt.
- Other expense was $0.5 million in 2008, compared to $1.4 million in 2007. As a result of entering into a settlement agreement with an investment firm relating to auction rate securities, other expense in 2008 includes the recognition of a gain of $19.9 million for a put-like feature. This gain was offset by the recognition of an unrealized loss recorded on our auction rate securities due to a transfer of these securities from available-for-sale to trading.
- Our effective tax rate was 33% and 38% in 2008 and 2007, respectively. This decrease is primarily due to a higher than normal rate in 2007. The effective rate in 2007 was impacted primarily by a recognition of a valuation allowance in the third quarter of 2007 on certain of our foreign tax loss carry-forwards. Such additional tax expense in 2007 was partially offset by a tax benefit for adjustments relating to prior periods. The tax rate for 2008 was slightly lower than normal due to strong income levels from global regions that have lower tax rates.

During the second quarter of 2007, we determined that due to a change in circumstances in the quarter, it was more likely than not that certain tax operating loss carry-forwards in a non-U.S. jurisdiction would not be realized resulting in the recognition of a valuation allowance totaling approximately $8.0 million. The 2007 valuation allowance was used in 2008 to offset a reduction in the operating loss carry-forward for the non-U.S. jurisdiction.

Tax expense for 2008 and 2007 include benefits of approximately $2.9 million and $3.1 million, respectively, for corrections relating to prior periods.

Operations by Segment

The following table presents a summary of our operating segment information for the years ended 2008 and 2007:

(in thousands)	2008	% of Revenue	2007	% of Revenue	% Change
Domestic Segment					
Revenues	$ 1,307,510	*100%*	$ 1,227,434	*100%*	7%
Costs of revenue	225,955	*17%*	221,154	*18%*	2%
Operating expenses	361,213	*28%*	331,124	*27%*	9%
Total costs and expenses	587,168	*45%*	552,278	*45%*	6%
Domestic operating earnings	720,342	*55%*	675,156	*55%*	7%
Global Segment					
Revenues	368,518	*100%*	290,677	*100%*	27%
Costs of revenue	70,108	*19%*	53,367	*18%*	31%
Operating expenses	150,729	*41%*	151,355	*52%*	0%
Total costs and expenses	220,837	*60%*	204,722	*70%*	8%
Global operating earnings	147,681	*40%*	85,955	*30%*	72%
Other, net	(589,138)		(557,028)		6%
Consolidated operating earnings	$ 278,885		$ 204,083		37%

Domestic Segment

- Revenues increased 7% to $1.3 billion in 2008 from $1.2 billion in 2007. This increase was primarily driven by growth in managed services and support and maintenance.
- Cost of revenues was 17% and 18% of revenues in 2008 and 2007, respectively. The decline was driven primarily by a lower level of hardware sales.
- Operating expenses increased 9% to $361.2 million 2008, from $331.1 million in 2007, due primarily to growth in managed services.
- Operating earnings of the Domestic segment increased 7% to $720.3 million in 2008 from $675.2 million in 2007.

Global Segment

- Revenues increased 27% to $368.5 million in 2008 from $290.7 million in 2007. This increase was primarily driven by an increase in sales in Europe and the Middle East and the previously discussed cumulative catch-up adjustment.
- Cost of revenues was 19% and 18% of revenues in 2008 and 2007, respectively. The higher cost of revenues was driven by a higher mix of hardware revenues in 2008.
- Operating expenses remained flat in 2008 as compared to 2007.
- Operating earnings of the Global segment increased 72% to $147.7 million in 2008 from $86.0 million in 2007.

Other, net

Net operating expenses not attributed to an operating segment increased 6% to $589.1 million in 2008 from $557.0 million in 2007. This increase was primarily due to increased research and development and general and administrative spending and a settlement with a third party supplier in the second quarter of 2008 related to the prior period usage of their software in our remote hosting business. The third party supplier settlement increased expense by $8.0 million in the second quarter of 2008.

Liquidity and Capital Resources

Our liquidity is influenced by many factors, including the amount and timing of our revenues, our cash collections from our clients, and the amount we invest in software development, acquisitions and capital expenditures.

Our principal sources of liquidity are our cash, cash equivalents, which consist of money market funds, time deposits and bonds with original maturities of less than 90 days and short-term investments. At the end of 2009, we had cash of $144.8 million, cash equivalents of $97.0 million and short-term investments of $317.1 million, as compared to cash of $199.5 million, cash equivalents of $71.0 million and short-term investments of $38.4 million at the end of 2008.

We believe that our present cash position, together with cash generated from operations, short-term investments and, if necessary, our available lines of credit, will be sufficient to meet anticipated cash requirements during 2010.

During the second quarter of 2008, Fujitsu Services Limited's (Fujitsu) contract as the prime contractor in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England was terminated by the NHS. This had the effect of automatically terminating our subcontract for the project. We are in dispute with Fujitsu regarding Fujitsu's obligation to pay the amounts comprised of accounts receivable and contracts receivable related to that subcontract, and we are working with Fujitsu to resolve these issues based on processes provided for in the contract. Part of that process requires resolution of disputes between Fujitsu and the NHS regarding the contract termination. During the 2009 fourth quarter certain events occurred in the resolution process between Fujitsu and the NHS which reduced the likelihood the matter will be resolved in the next 12 months. Therefore we reclassified the receivables, which represented more than 10% of our net receivables, from current assets to other long term assets during the 2009 fourth quarter. These receivables represent the significant majority of other long-term assets at the end of 2009. While the ultimate collectability of the receivables pursuant to this process is uncertain, management believes that it has valid and equitable grounds for recovery of such amounts and that collection of recorded amounts is probable.

In February and March 2008, liquidity issues in the global credit markets resulted in the progressive failure of auctions representing all the auction rate securities held by us. These conditions persisted through the remainder of 2008 and into 2009. During the fourth quarter of 2008, we entered into a settlement agreement with the investment firm that sold us the auction rate securities. Under the terms of the settlement agreement, we received the right to redeem the securities at par value during a period from mid-2010 through mid-2012. The settlement is in effect a put-like instrument with a fair value generally equal to the difference between the auction rate securities' fair value and par value. In the fourth quarter of 2009, these securities were reclassified to short term investments based on our intention to exercise the put-like settlement feature and redeem the securities within the next year. At the end of 2009, we held auction rate securities with a par value of $94.6 million and an estimated fair value of $85.2 million.

We anticipate that any future changes in the fair value of the put-like feature will be offset by the changes in the fair value of the related auction rate securities with no material net impact to the Consolidated Statements of Operations. For a more detailed discussion of the auction rate securities, please refer to Note (3), Cash and Investments, in the Consolidated Financial Statements. We do not expect the auction failures to impact our ability to fund our working capital needs, capital expenditures or other business requirements.

The following table provides details about our cash flows in 2009, 2008 and 2007:

(In thousands)	For the Years Ended		
	2009	2008	2007
Cash flows from operating activities	$ 347,291	$ 281,802	$ 274,565
Cash flows from investing activities	(394,321)	(170,607)	(287,666)
Cash flows from financing activities	16,770	(11,654)	37,083
Effect of exchange rate changes on cash	1,489	(11,961)	(3,613)
Total change in cash and cash equivalents	$ (28,771)	$ 87,580	$ 20,369

Cash Flows from Operating Activities

Cash flows from operations increased in 2009 due primarily to the increase in cash impacting earnings and decreased use of working capital. During 2009, 2008 and 2007, we received total client cash collections of $1.8 billion, $1.7 billion and $1.6 billion, respectively, of which approximately 3%, 5% and 5% were received from third party client financing arrangements and non-recourse payment assignments, respectively. Days sales outstanding decreased to 90 days for the 2009 fourth quarter compared to 105 days for 2009 third quarter and 92 days for the 2008 fourth quarter. Approximately 12 days of this quarterly decline is driven by the reclassification of our Fujitsu receivables to other long term assets, which are not included in our days sales outstanding calculation. The remaining decline is reflective of our improved cash collections. Revenues provided under support and maintenance agreements represent recurring cash flows. Support and maintenance revenues increased 4% in 2009 and 19% in 2008, and we expect these revenues to continue to grow as the base of installed *Cerner Millennium* systems grows.

Cash Flows from Investing Activities

(In thousands)	For the Years Ended		
	2009	2008	2007
Capital purchases	$ (131,265)	$ (108,099)	$ (180,723)
Capitalized software development costs	(77,747)	(70,098)	(66,063)
Purchases of investments, net of maturities	(169,295)	17,510	(13,277)
Other, net	(16,014)	(9,920)	(27,603)
Total cash flows from investing activities	$ (394,321)	$ (170,607)	$ (287,666)

Cash flows from investing activities consists primarily of capital spending and our short-term investment activities. Capital spending consists of capitalized equipment purchases primarily to support growth in our *CernerWorks* managed services business, capitalized land, building and improvement purchases to support our facilities requirements and capitalized spending to support our ongoing software development initiatives. Capital spending in 2010 is expected to approximate our 2009 levels.

Cash Flows from Financing Activities

(In thousands)	For the Years Ended 2009	2008	2007
Line of credit and long-term debt borrowings and repayments, net	$ (32,352)	$ (15,317)	$ (22,359)
Cash from option exercises (incl. excess tax benefits)	47,234	24,530	59,442
Purchase of treasury stock	-	(28,002)	-
Other, net	1,888	7,135	-
Total cash flows from financing activities	$ 16,770	$ (11,654)	$ 37,083

In November 2005, we completed a £65.0 million private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments, which commenced in November 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2009.

In December 2002, we completed a $60.0 million private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21.0 million principal amount at 5.57% were paid in full by the end of 2008. The Series B Senior notes, with a $39.0 million principal amount at 6.42%, are payable in four equal annual installments, which commenced in December 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2009.

In April 1999, we completed a $100.0 million private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60.0 million principal amount at 7.14%, were paid in full by the end of 2006. The Series B Senior Notes, with a $40.0 million principal amount at 7.66%, were paid in full by the end of 2009.

We maintain a $90 million, multi-year revolving credit facility, which provides an unsecured revolving line of credit for working capital purposes. Interest is payable at a rate based on prime or LIBOR plus a spread that varies depending on the net worth ratios maintained. The agreement contains certain net worth, current ratio and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. The current agreement expires on May 31, 2013. As of the end of 2009, we had no outstanding borrowings under this agreement and were in compliance with all covenants.

Contractual Obligations, Commitments and Off Balance Sheet Arrangements

The following table represents a summary of our contractual obligations and commercial commitments, excluding interest, at the end of 2009, except short-term purchase order commitments arising in the ordinary course of business.

	Payments due by period						
(In thousands)	**2010**	**2011**	**2012**	**2013**	**2014**	**2015 and thereafter**	**Total**
Long-term debt obligations	$ 24,765	$ 25,338	$ 24,765	$ 15,015	$ 15,015	$ 15,015	$ 119,913
Capital lease obligations	249	250	108	-	-	-	607
Operating lease obligations	25,504	23,041	20,573	17,677	15,143	60,195	162,133
Purchase obligations	15,592	6,067	5,644	5,597	2,797	10,665	46,362
Uncertain tax positions	-	314	3,226	3,059	-	-	6,599
Total	$ 66,110	$ 55,010	$ 54,316	$ 41,348	$ 32,955	$ 85,875	$ 335,614

The effects of inflation on our business during 2009, 2008 and 2007 were not significant.

Recent Accounting Pronouncements

In September 2009, Accounting Standards Update (ASU) 09-13, *Revenue Recognition (Topic 605) – Multiple Deliverable Revenue Arrangements*, was issued, which will require an entity to apply the relative selling price allocation method in order to estimate selling price for all units of accounting, including delivered items, when vendor-specific objective evidence (VSOE) or acceptable third party evidence (TPE) does not exist and expands the disclosure requirements to require an entity to provide both qualitative and quantitative information about the significant judgments made in applying the guidance in ASU 09-13 and subsequent changes in those judgments that may significantly affect the timing or amount of revenue recognition. ASU 09-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Earlier application is permitted. We are assessing the potential impact of ASU 09-13 on our financial position and results of operations.

In September 2009, ASU 09-14, *Software (Topic 985) – Certain Revenue Arrangements that Include Software Elements*, was issued, which requires the exclusion from the scope of ASC 985 of all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. ASU 09-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Earlier application is permitted. We are assessing the impact of ASU 09-14 on our financial position and results of operations.

In December 2009, ASU 09-16, *Accounting for Transfers of Financial Assets*, was issued, which among other things creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. ASU 09-16 is effective for financial asset transfers as of the beginning of fiscal years that begin after November 15, 2009. Earlier adoption is prohibited. We are assessing the impact of ASU 09-16 on our financial position and results of operations.

Critical Accounting Policies

We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amount of revenue and other significant areas involving our judgments and estimates. These significant accounting policies relate to revenue recognition, software development, potential impairments of goodwill and income taxes. These policies and our procedures related to these policies are described in detail below and under specific areas within this MD&A. In addition, Note (1) to the consolidated financial statements expands upon discussion of our accounting policies.

Revenue Recognition

We recognize revenue within our multiple element arrangements, including software and software-related services, using the residual method under ASC 985-605, *Software - Revenue Recognition*. Key factors in our revenue recognition model are our assessments that installation services are essential to the functionality of our software whereas implementation services are not; and the length of time it takes for us to achieve the delivery and installation milestones for our licensed software. If our business model were to change such that implementation services are deemed to be essential to the functionality of our software, the period of time over which our licensed software revenue would be recognized would lengthen. We generally recognize revenue from the sale of our licensed software over two key milestones, delivery and installation, based on percentages that reflect the underlying effort from planning to installation. Generally, both milestones are achieved in the quarter the contracts are executed. If the period of time to achieve our delivery and installation milestones for our licensed software were to lengthen, our milestones would be adjusted and the timing of revenue recognition for our licensed software could materially change.

We also recognize revenue for certain projects using the percentage of completion method pursuant to ASC 605-35, *Revenue Recognition – Construction-Type and Production-Type Contracts*, as prescribed by ASC 985-605. Our revenue recognition is dependent upon our ability to reliably estimate the direct labor hours to complete a project which generally can span several years. We utilize our historical project experience and detailed planning process as a basis for our future estimates to complete current projects. Significant delays in completion of the projects, unforeseen cost increases or penalties could result in significant reductions to revenue and margins on these contracts. The actual project results can be significantly different from the estimated results. When adjustments are indentified near or at the end of a project, the full impact of the change in estimate is recognized in that period. This can result in a material impact on our results for a single reporting period.

Software Development Costs

Costs incurred internally in creating computer software solutions and enhancements to those solutions are expensed until completion of a detailed program design, which is when we determine that technological feasibility has been established. Thereafter, all software development costs are capitalized until such time as the software solutions and enhancements are available for general release, and the capitalized costs subsequently are reported at the lower of amortized cost or net realizable value.

Net realizable value is computed as the estimated gross future revenues from each software solution less the amount of estimated future costs of completing and disposing of that product. Because the development of projected net future revenues related to our software solutions used in our net realizable value computation is based on estimates, a significant reduction in our future revenues could impact the recovery of our capitalized software development costs. We historically have not experienced significant inaccuracies in computing the net realizable value of our software solutions and the difference between the net realizable value and the unamortized cost has grown over the past three years. We expect that trend to continue in the future. If we missed our estimates of net future revenues by up to 10%, the amount of our capitalized software development costs would not be impaired.

Capitalized costs are amortized based on current and expected net future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the software solution. We are amortizing capitalized costs over five years. The five-year period over which capitalized software development costs are amortized is an estimate based upon our forecast of a reasonable useful life for the capitalized costs. Historically, use of our software programs by our clients has exceeded five years and is capable of being used a decade or more.

We expect that major software information systems companies, large information technology consulting service providers and systems integrators and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the HIT market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software solutions may become less valuable or obsolete and could be subject to impairment.

Fair Value Measurements

We determine fair value measurements used in our consolidated financial statements based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of the end of 2009, we held investments in money market funds, time deposits, commercial paper, government and corporate bonds and auction rate securities. Auction rate securities are debt instruments with long-term nominal maturities, for which the interest rates regularly reset every 7-35 days under an auction system. Due to the lack of availability of observable market quotes on our investment portfolio of auction rate securities, we utilize valuation models that are based on discounted cash flow streams, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation is subject to uncertainties that are difficult to predict. If different assumptions were used for the various inputs to the valuation, including, but not limited to, assumptions involving the estimated holding periods for the auction rate securities, the estimated cash flows over those estimated lives, and the estimated discount rates, including the liquidity discount rate, applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined.

A considerable amount of judgment and estimation is applied in the valuation of auction rate securities. In addition, we also apply judgment in determining whether the marketable securities are other-than-temporarily impaired. We typically consider the severity and duration of the decline, future prospects of the issuer and our ability and intent to hold the security to recovery.

Goodwill

We account for goodwill under the provisions of ASC 350, *Intangibles - Goodwill and Other*. As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an annual impairment test based on fair value. We assess goodwill for impairment in the second quarter of each fiscal year and evaluate impairment indicators at each quarter end. We assessed our goodwill for impairment in the second quarters of 2009 and 2008 and concluded that goodwill was not impaired. In each respective year, the fair values of each of our reporting units exceeded their carrying amounts by a significant margin. We used a discounted cash flow analysis utilizing Level 3 inputs, to determine the fair value of the reporting units for all periods. Goodwill amounted to $151.5 million and $146.7 million at the end of 2009 and 2008, respectively. If future, anticipated cash flows from our reporting units that recognized goodwill do not materialize as expected, our goodwill could be impaired, which could result in significant charges to earnings.

Income Taxes

We account for income taxes under the provisions of ASC 740, *Income Taxes*. We make a number of assumptions and estimates in determining the appropriate amount of expense to record for income taxes. These assumptions and estimates consider the taxing jurisdictions in which we operate as well as current tax regulations. Accruals are established for estimates of tax effects for certain transactions, business structures and future projected profitability of our businesses based on our interpretation of existing facts and circumstances. If these assumptions and estimates were to change as a result of new evidence or changes in circumstances, the change in estimate could result in a material adjustment to the consolidated financial statements.

We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosure contained herein.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We use a foreign-currency denominated debt instrument to reduce our foreign currency exposure in the U.K. As of the end of 2009, we designated all of our Great Britain Pound (GBP) denominated long-term debt (55.7 million GBP) as a net investment hedge of our U.K. operations. Because the borrowing is denominated in pounds, we are exposed to movements in the foreign currency exchange rate between the U.S. dollar (USD) and the GPB. We estimate that a hypothetical 10% change in the foreign currency exchange rate between the USD and GBP would have impacted the unrealized loss, net of related income tax effects, of the net investment hedge recognized in other comprehensive income by approximately $6.6 million. Please refer to Notes (9) and (10) to the Consolidated Financial Statements for a more detailed discussion of the foreign-currency denominated debt instrument.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Notes required by this Item are submitted as a separate part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

N/A

Item 9.A. Controls and Procedures

a) Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Annual Report (the Evaluation Date). They have concluded that, as of the Evaluation Date and based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15, these disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. The CEO and CFO have concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. They have also concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

b) There were no changes in the Company's internal controls over financial reporting during the three months ended January 2, 2010, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

c) The Company's management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level. However, the Company's management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 2, 2010. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework. The Company's management has concluded that, as of January 2, 2010, the Company's internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm that audited the consolidated financial statements included in the annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included herein under "Report of Independent Registered Public Accounting Firm."

Item 9.B. Other Information

N/A

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding our Directors will be set forth under the caption "Election of Directors" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 10 by reference.

The information required by this Item 10 concerning our Code of Business Conduct and Ethics will be set forth under the caption "Code of Business Conduct and Ethics" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning our Audit Committee and our Audit Committee financial expert will be set forth under the caption "Audit Committee" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 10 by reference.

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since our last disclosure thereof. The names of our executive officers and their ages, titles and biographies are incorporated by reference under the caption "Executive Officers of the Registrant" under Part I, above.

Item 11. Executive Compensation

The information required by this Item 11 concerning our executive compensation will be set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee interlocks and insider participation will be set forth under the caption "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 11 by reference.

The information required by this Item 11 concerning Compensation Committee report will be set forth under the caption "Compensation Committee Report" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010 and is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be set forth under the caption "Voting Securities and Principal Holders Thereof" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 12 by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 concerning our transactions with related parties will be set forth under the caption "Certain Transactions" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 13 by reference. The information required by this Item 13 concerning director independence will be set forth under the caption "Director Independence" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 13 by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be set forth under the caption "Relationship with Independent Registered Public Accounting Firm" in our Proxy Statement in connection with the 2010 Annual Shareholders' Meeting scheduled to be held May 28, 2010, and is incorporated in this Item 14 by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Exhibits.

(1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets -
As of January 2, 2010 and January 3, 2009

Consolidated Statements of Operations -
Years Ended January 2, 2010, January 3, 2009, and December 29, 2007

Consolidated Statements of Changes in Equity
Years Ended January 2, 2010, January 3, 2009, and December 29, 2007

Consolidated Statements of Cash Flows
Years Ended January 2, 2010, January 3, 2009, and December 29, 2007

Notes to Consolidated Financial Statements

(2) The following financial statement schedule and Report of Independent Registered Public Accounting Firm of the Registrant for the three-year period ended January 2, 2010 are included herein:

Schedule II - Valuation and Qualifying Accounts

Report of Independent Registered Public Accounting Firm

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) The exhibits required to be filed by this item are set forth below:

Number	Description
3(a)	Second Restated Certificate of Incorporation of the Registrant, dated December 5, 2003 (filed as exhibit 3(a) to Registrant's Annual Report on Form 10-K for the year ended January 3, 2004 and incorporated herein by reference).
3(b)	Amended and Restated Bylaws, dated September 16, 2008 (filed as Exhibit 3.1 to Registrant's Form 8-K filed on September 22, 2008 and incorporated herein by reference).
4(a)	Specimen stock certificate (filed as Exhibit 4(a) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated herein by reference).
4(b)	Amended and Restated Credit Agreement between Cerner Corporation and U.S. Bank N.A., Bank of America, N.A. (successor in interest to LaSalle Bank National Association), Commerce Bank, N.A. and UMB Bank, N.A., dated November 30, 2006 (filed as Exhibit 99.1 to Registrant's Form 8-K filed on December 6, 2006, and incorporated herein by reference).
4(c)	First Amendment to Amended and Restated Credit Agreement between Cerner Corporation, U.S. Bank National Association, Bank of America, N.A., Commerce Bank, N.A. and UMB Bank, N.A., dated November 12, 2009 (filed as Exhibit 99.1 to Registrant's Form 8-K filed on November 18, 2009, and incorporated herein by reference).
4(d)	Cerner Corporation Note Agreement dated April 1, 1999 among Cerner Corporation, Principal Life Insurance Company, Principal Life Insurance Company, on behalf of one or more separate accounts, Commercial Union Life Insurance Company of America, Nippon Life Insurance Company of America, John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company (filed as Exhibit 4(e) to Registrant's Form 8-K dated April 23, 1999 and incorporated herein by reference).
4(e)	Note Purchase Agreement between Cerner Corporation and the purchasers therein, dated December 15, 2002 (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference).
4(f)	Cerner Corporation Note Purchase Agreement dated November 1, 2005 among Cerner Corporation, as issuer, and AIG Annuity Insurance Company, American General Life Insurance Company and Principal Life Insurance Company, as purchasers, (filed as Exhibit 99.1 to Registrant's Form 8-K filed on November 7, 2005 and incorporated herein by reference).
10(a)	Indemnification Agreement Form for use between the Registrant and its Directors (filed as Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated herein by reference).*
10(b)	Employment Agreement of Earl H. Devanny, III dated August 13, 1999 (filed as Exhibit 10(q) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000 and incorporated herein by reference).*
10(c)	Amendment Number One to Cerner Associate Employment Agreement between Cerner Corporation and E. H. Devanny, III, dated November 1, 2008 (filed as Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the year ended January 3, 2009 and incorporated herein by reference).*
10(d)	Amended & Restated Executive Employment Agreement of Neal L. Patterson dated January 1, 2008 (filed as Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(e)	Amended Stock Option Plan D of Registrant dated December 8, 2000 (filed as Exhibit 10(f) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(f)	Amended Stock Option Plan E of Registrant dated December 8, 2000 (filed as Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(g)	Cerner Corporation 2001 Long-Term Incentive Plan F (filed as Annex I to Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(h)	Cerner Corporation 2004 Long-Term Incentive Plan G Amended & Restated dated October 1, 2007 (filed as Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(i)	Cerner Corporation 2001 Associate Stock Purchase Plan (filed as Annex II to Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(j)	Qualified Performance-Based Compensation Plan dated December 3, 2007 (filed as Exhibit 10(i) to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(k)	Form of 2009 Executive Performance Agreement (filed as Exhibit 99.1 to Registrant's Form 8-K on April 6, 2009 and incorporated herein by reference).*
10(l)	Cerner Corporation Executive Deferred Compensation Plan as Amended & Restated dated January 1, 2008 (filed as Exhibit 10(k) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference.)*
10(m)	Cerner Corporation 2005 Enhanced Severance Pay Plan as Amended and Restated dated January 1, 2008 (filed as Exhibit 10(l) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference.)*

10(n)		Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Agreement (filed as Exhibit 10(v) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(o)		Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Grant Certificate (filed as Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2005 and incorporated herein by reference).*
10(p)		Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Director Agreement (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(q)		Cerner Corporation 2001 Long-Term Incentive Plan F Director Restricted Stock Agreement (filed as Exhibit 10(w) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(r)		Cerner Corporation 2004 Long-Term Incentive Plan G Nonqualified Stock Option Grant Certificate (filed as Exhibit 10(q) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(s)		Time Sharing Agreements between the Registrant and Neal L. Patterson and Clifford W. Illig, both dated February 7, 2007 (filed as Exhibits 10.2 and 10.3, respectively, to Registrant's Form 8-K filed on February 9, 2007 and incorporated herein by reference).*
10(t)		Notice of Change of Aircraft Provided Under Time Sharing Agreements from Registrant to Neal L. Patterson and Clifford W. Illig, both notices dated December 28, 2009.*
		*Management contracts or compensatory plans or arrangements required to be identified by Item 15(a)(3)
11		Computation of Registrant's Earnings Per Share. (Exhibit omitted. Information contained in notes to consolidated financial statements.)
21		Subsidiaries of Registrant.
23		Consent of Independent Registered Public Accounting Firm.
31.1		Certification of Neal L. Patterson pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification of Marc G. Naughton pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	(b)	Exhibits.
		The response to this portion of Item 15 is submitted as a separate section of this report.
	(c)	Financial Statement Schedules.
		The response to this portion of Item 15 is submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERNER CORPORATION

Date: February 22, 2010

By:/s/Neal L. Patterson
Neal L. Patterson
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/Neal L. Patterson Neal L. Patterson, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 22, 2010
/s/Clifford W. Illig Clifford W. Illig, Vice Chairman and Director	February 22, 2010
/s/Marc G. Naughton Marc G. Naughton, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 22, 2010
/s/Michael R. Battaglioli Michael R. Battaglioli, Vice President and Chief Accounting Officer	February 22, 2010
/s/Gerald E. Bisbee, Jr. Gerald E. Bisbee, Jr., Ph.D., Director	February 22, 2010
/s/John C. Danforth John C. Danforth, Director	February 22, 2010
/s/Michael E. Herman Michael E. Herman, Director	February 22, 2010
/s/William B. Neaves William B. Neaves, Ph.D., Director	February 22, 2010
/s/William D. Zollars William D. Zollars, Director	February 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cerner Corporation:

We have audited Cerner Corporation's (the Corporation) internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting, appearing in Item 9.A. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cerner Corporation maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cerner Corporation and subsidiaries as of January 2, 2010 and January 3, 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended January 2, 2010, and our report dated February 22, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP
Kansas City, Missouri
February 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cerner Corporation:

We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries (collectively, the Corporation) as of January 2, 2010 and January 3, 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended January 2, 2010. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Cerner Corporation and subsidiaries as of January 2, 2010 and January 3, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended January 2, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cerner Corporation's internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2010 expressed an unqualified opinion on the effectiveness of Cerner Corporation's internal control over financial reporting.

/s/KPMG LLP
Kansas City, Missouri
February 22,2010

Management's Report

The management of Cerner Corporation is responsible for the consolidated financial statements and all other information presented in this report. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate to the circumstances, and, therefore, included in the financial statements are certain amounts based on management's informed estimates and judgments. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been audited by Cerner Corporation's independent registered public accountants and have been reviewed by the Audit Committee of the Board of Directors.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of January 2, 2010 and January 3, 2009

(In thousands, except share data)	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 241,723	$ 270,494
Short-term investments	317,113	38,400
Receivables, net	461,411	468,928
Inventory	11,242	10,096
Prepaid expenses and other	106,791	69,553
Deferred income taxes	8,055	1,402
Total current assets	1,146,335	858,873
Property and equipment, net	509,178	483,399
Software development costs, net	233,265	218,811
Goodwill	151,479	146,666
Intangible assets, net	33,719	51,925
Long-term investments	-	105,300
Other assets	74,591	16,014
Total assets	$ 2,148,567	$ 1,880,988
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 36,893	$ 93,667
Current installments of long-term debt	25,014	30,116
Deferred revenue	137,095	107,554
Accrued payroll and tax withholdings	80,093	67,266
Other accrued expenses	79,008	42,620
Total current liabilities	358,103	341,223
Long-term debt	95,506	111,370
Deferred income taxes and other liabilities	98,372	100,546
Deferred revenue	15,788	15,554
Total Liabilities	567,769	568,693
Stockholders' Equity:		
Cerner Corporation stockholders' equity:		
Common stock, $.01 par value, 150,000,000 shares authorized, 82,564,708 shares issued at January 2, 2010 and 81,043,345 issued at January 3, 2009	826	810
Additional paid-in capital	557,545	491,080
Retained earnings	1,053,563	860,098
Treasury stock	(28,002)	(28,002)
Accumulated other comprehensive loss, net	(3,254)	(12,977)
Total Cerner Corporation stockholders' equity	1,580,678	1,311,009
Noncontrolling interest	120	1,286
Total stockholders' equity	1,580,798	1,312,295
Total liabilities and stockholders' equity	$ 2,148,567	$ 1,880,988

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended January 2, 2010, January 3, 2009 and December 29, 2007

	For the Years Ended		
(In thousands, except per share data)	**2009**	**2008**	**2007**
Revenues:			
System sales	$ 504,561	$ 522,373	$ 500,319
Support, maintenance and services	1,136,871	1,115,896	982,780
Reimbursed travel	30,432	37,759	36,778
Total revenues	1,671,864	1,676,028	1,519,877
Costs and expenses:			
Cost of system sales	186,626	197,150	181,744
Cost of support, maintenance and services	64,140	61,154	61,588
Cost of reimbursed travel	30,432	37,759	36,778
Sales and client service	700,639	715,512	657,956
Software development	271,051	272,519	270,576
(Includes amortization of $63,611, $51,132 and $53,475, respectively)			
General and administrative	126,970	113,049	107,152
Total costs and expenses	1,379,858	1,397,143	1,315,794
Operating earnings	292,006	278,885	204,083
Other income (expense):			
Interest income (expense), net	308	3,056	1,269
Other income (expense), net	367	(510)	(1,385)
Total other income (expense), net	675	2,546	(116)
Earnings before income taxes	292,681	281,431	203,967
Income taxes	(99,216)	(92,773)	(76,842)
Net earnings	$ 193,465	$ 188,658	$ 127,125
Basic earnings per share	$ 2.39	$ 2.34	$ 1.60
Diluted earnings per share	$ 2.31	$ 2.26	$ 1.53
Basic weighted average shares outstanding	80,981	80,549	79,395
Diluted weighted average shares outstanding	83,882	83,435	83,218

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	**Common Stock**		**Additional Paid-in Capital**	**Retained Earnings**	**Treasury Stock**	**Accumulated Other Comprehensive Income (Loss)**	**Comprehensive Income (Loss)**
	Shares	**Amount**					
Balance at December 31, 2006	**78,392**	**$ 784**	**$ 376,595**	**$ 544,315**	**$ -**	**$ 600**	
Exercise of options	1,756	17	29,068	-	-	-	
Employee stock option compensation expense	-	-	16,348	-	-	-	
Employee stock option compensation net excess tax benefit	-	-	29,865	-	-	-	
Foreign currency translation adjustments and other	-	-	-	-	-	7,711	$7,711
Net earnings	-	-	-	127,125	-	-	127,125
Comprehensive Income							$134,836
Balance at December 29, 2007	**80,148**	**$ 801**	**$ 451,876**	**$ 671,440**	**$ -**	**$ 8,311**	
Exercise of options	895	9	15,250	-	-	-	
Employee stock option compensation expense	-	-	14,788	-	-	-	
Employee stock option compensation net excess tax benefit	-	-	9,166	-	-	-	
Purchase of treasury shares	-	-	-	-	(28,002)	-	
Foreign currency translation adjustments and other	-	-	-	-	-	(21,288)	$(21,288)
Net earnings	-	-	-	188,658	-	-	188,658
Comprehensive Income							$167,370
Balance at January 3, 2009	**81,043**	**$ 810**	**$ 491,080**	**$ 860,098**	**$ (28,002)**	**$ (12,977)**	
Exercise of options	1,522	16	29,773	-			
Employee stock option compensation expense	-		15,786	-	-		
Employee stock option compensation net excess tax benefit	-		20,906	-	-		
Foreign currency translation adjustments and other	-		-	-	-	9,723	$9,723
Net earnings	-		-	193,465	-		193,465
Comprehensive Income							$203,188
Balance at January 2, 2010	**82,565**	**$ 826**	**$ 557,545**	**$ 1,053,563**	**$ (28,002)**	**$ (3,254)**	

See notes to consolidated financial statements.

CERNER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended January 2, 2010, January 3, 2009 and December 29, 2007

(In thousands)	For the Years Ended		
	2009	**2008**	**2007**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 193,465	$ 188,658	$ 127,125
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	189,603	170,466	152,817
Share-based compensation expense	15,786	14,683	16,189
Provision for deferred income taxes	(4,141)	(2,521)	(4,496)
Changes in assets and liabilities (net of businesses acquired):			
Receivables, net	(46,599)	(108,072)	(22,802)
Inventory	290	(2,542)	5,435
Prepaid expenses and other	(26,350)	(11,735)	5,752
Accounts payable	(53,417)	2,320	1,768
Accrued income taxes	29,263	22,827	(5,236)
Deferred revenue	28,127	8,345	10,993
Other accrued liabilities	21,264	(627)	(12,980)
Net cash provided by operating activities	347,291	281,802	274,565
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital purchases	(131,265)	(108,099)	(180,723)
Capitalized software development costs	(77,747)	(70,098)	(66,063)
Purchases of investments	(266,776)	(488,761)	(495,508)
Maturities of investments	97,481	506,271	482,231
Purchase of other intangibles	(12,485)	(4,201)	(3,542)
Acquisition of businesses, net of cash acquired	(3,529)	(5,719)	(24,061)
Net cash used in investing activities	(394,321)	(170,607)	(287,666)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of future receivables	1,888	7,135	-
Proceeds from revolving line of credit and long-term debt	-	44,500	40,000
Repayment of revolving line of credit and long-term debt	(32,352)	(59,817)	(62,359)
Proceeds from excess tax benefits from stock compensation	17,445	9,166	30,357
Proceeds from exercise of options	29,789	15,364	29,085
Purchase of treasury stock	-	(28,002)	-
Net cash provided by (used in) financing activities	16,770	(11,654)	37,083
Effect of exchange rate changes on cash	1,489	(11,961)	(3,613)
Net (decrease) increase in cash and cash equivalents	(28,771)	87,580	20,369
Cash and cash equivalents at beginning of period	270,494	182,914	162,545
Cash and cash equivalents at end of period	$ 241,723	$ 270,494	$ 182,914
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 8,583	$ 10,512	$ 12,024
Income taxes, net of refund	47,114	56,066	54,301
Non-cash changes resulting from acquisitions:			
Increase in accounts receivable	$ -	$ -	$ 930
Increase in property and equipment, net	-	-	391
Increase in goodwill and intangibles	-	4,025	23,368
Increase in deferred revenue	-	(25)	(476)
Increase in long term debt	-	-	-
Decrease in other working capital components	-	-	(152)
Total	$ -	$ 4,000	$ 24,061

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include all the accounts of Cerner Corporation and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

The consolidated financial statements were prepared using accounting principles generally accepted in the United States. These principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on the results of operations or stockholders' equity as previously reported.

Our fiscal year ends on the Saturday closest to December 31. Fiscal year 2009 consisted of 52 weeks and ended on January 2, 2010; fiscal year 2008 consisted of 53 weeks and ended on January 3, 2009; and fiscal year 2007 consisted of 52 weeks and ended on December 29, 2007. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

Nature of Operations

We design, develop, market, install, host and support healthcare information technology, healthcare devices and content solutions for healthcare organizations and consumers. We also provide a wide range of value-added services, including implementing solutions as individual, combined or enterprise-wide systems; hosting solutions in our data center; and clinical process optimization services. Furthermore, we provide fully-automated on-site employer health clinics and third party administrator health plan services for employers.

Summary of Significant Accounting Policies

(a) Revenue Recognition - We recognize software-related revenue in accordance with the provisions of ASC 985-605, *Software - Revenue Recognition* and non software-related revenue in accordance ASC 605, *Revenue Recognition*. The following are our major components of revenue:

- System sales - includes the licensing of computer software, deployment period upgrades, installation, content subscriptions, transaction processing and the sale of computer hardware and sublicensed software;
- Support, Maintenance and Service - includes software support and hardware maintenance, remote hosting and managed services, training, consulting and implementation services;
- Reimbursed Travel - includes reimbursable out-of-pocket expenses (primarily travel) incurred in connection with our client service activities.

We provide for several models of procurement of our information systems and related services. The predominant model involves multiple deliverables and includes a perpetual software license agreement, project-related installation services, implementation and consulting services, software support and either hosting services or computer hardware and sublicensed software.

Allocation of Revenue to Multiple Element Arrangements

ASC 985-605 generally requires revenue earned on software arrangements involving multiple-elements to be allocated to each element based on the relative fair values of those elements if fair values exist for all elements of the arrangement. Since we do not have vendor specific objective evidence (VSOE) of fair values on all the elements within our multiple element arrangements, we recognize revenue using the residual method.

Under the residual method, revenue is recognized in a multiple-element arrangement when vendor-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, software support, hardware maintenance, remote hosting services, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. licenses for software solutions including project-related installation services). We allocate revenue to each undelivered element in a multiple-element arrangement based on the element's respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, we determine the fair value of the software support, hardware maintenance, sublicensed software support, remote hosting and subscriptions portions of the arrangement based on the substantive renewal price for these services charged to clients; professional services (including training and consulting) portion of the arrangement, other than installation services, based on hourly rates which we charge for these services when sold apart from a software license; and, the hardware and sublicensed software, based on the prices for these elements when they are sold separately from the software. The residual amount of the fee after allocating revenue to the fair value of the undelivered elements is attributed to the licenses for software solutions, including project-related installation services. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

For certain arrangements, the implementation services are deemed to be essential to the functionality of the licenses for software solutions due to significant modifications and customization of the software. For such software arrangements, revenue for both product and services are accounted for using the percentage-of-completion method under ASC 605-35, *Revenue Recognition – Construction-Type and Production-Type Contracts*. Such arrangements typically include post-contract support (PCS). In certain arrangements for which fair value of PCS cannot be established, we classify revenue as systems sales or support, maintenance and services based on the nature of costs incurred. For similar arrangements for which VSOE of PCS exists, PCS is separated from the arrangement based on VSOE and the residual amount is allocated to the software and services accounted for on a combined basis under ASC 605-35. For these arrangements, the service component of the ASC 605-35 deliverable is classified as service revenue based on the VSOE of the services as if provided on a stand-alone basis and the residual is classified as systems sales revenue. Approximately $18.1 million, $26.7 million and $20.0 million of such revenues in 2009, 2008 and 2007, respectively, were included in system sales. Approximately $60.4 million, $86.6 million and $95.0 million of such revenues were included in 2009, 2008 and 2007, respectively, were included in support, maintenance and services for such arrangements.

Revenue Recognition Models for Each Element

We provide project-related installation services when licensing our software solutions, which include project-scoping services, conducting pre-installation audits and creating initial environments. We have deemed installation services to be essential to the functionality of the software, and therefore recognize the software license over the software installation period using the percentage of completion method pursuant ASC 605-35, *Revenue Recognition – Construction-Type and Production-Type Contracts*, as prescribed by ASC 985-605. We measure the percentage of completion based on output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installation. The installation services process length is dependent upon client specific factors and generally occurs in the same period the contracts are executed but can extend up to one year.

We provide implementation and consulting services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. Implementation and consulting services generally are not deemed to be essential to the functionality of the software, and thus do not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from nine months to three years for multi-phased projects.

Remote hosting and managed services are marketed under long-term arrangements generally over periods of five to 10 years. These services are typically provided to clients that have acquired a perpetual license for licensed software and have contracted with us to host the software in our data center. Under these arrangements, the client generally has the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty and it is feasible for the client to either run the software on its own equipment or contract with another party unrelated to us to host the software. These services are not deemed to be essential to the functionality of the licensed software or other elements of the arrangement and as such, we account for these arrangements under ASC 985-605 (EITF Issue No. 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware)*. For those arrangements where the client does not have the contractual right or the ability to take possession of the software at any time, we account for the arrangement as a service contract and thereby recognize revenues for the arrangement over the hosting service period. The hosting and managed services are recognized as the services are performed.

We also offer our solutions on an application service provider (ASP) model, making available time based licenses for our software functionality and providing the software solutions on a remote processing basis from our data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on an ASP or term license basis is combined and recognized on a monthly basis over the term of the contract. We capitalize related direct costs consisting of third party costs and direct software installation and implementation costs associated with the initial set up of the client on the ASP service. These costs are amortized over the term of the arrangement.

Software support fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted support term. Hardware and sublicensed software maintenance revenues are recognized ratably over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized when delivered to the client, assuming title and risk of loss have transferred to the client.

Where we have contractually agreed to develop new or customized software code for a client as a single element arrangement, we utilize percentage of completion accounting, labor-hours method, in accordance with ASC 605-35.

Payment Arrangements

Our payment arrangements with clients typically include an initial payment due upon contract signing and date-based licensed software payment terms and payments based upon delivery for services, hardware and sublicensed software. Revenue recognition on payments received in advance of the services being performed are deferred and classified as either current or long term deferred revenue depending on whether the revenue will be earned within one year.

We have periodically provided long-term financing options to creditworthy clients through third party financing institutions and have directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months up to seven years. Pursuant to ASC 985-605, because a significant portion of the fee is due beyond one year, we have analyzed our history with these types of arrangements and have concluded that we have a standard business practice of using extended payment term arrangements and a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Accordingly, we consider the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments.

Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. We account for the assignment of these receivables as "true sales" as defined in ASC 860, *Transfers and Servicing*. Provided all revenue recognition criteria have been met, we recognize revenue for these arrangements under our normal revenue recognition criteria, and if appropriate, net of any payment discounts from financing transactions.

NHS Initiative

In England, we have contracted with third parties to customize software and provide implementation and support services under long term arrangements (nine years). Prior to 2008 we accounted for the arrangements as single units of accounting under ASC 605-35 because the arrangements require customization and development of software, and fair value for the support services had not been established. Also prior to 2008 we believed it was reasonably assured that no loss would be incurred under these arrangements and therefore we utilized the zero margin approach of applying percentage-of-completion accounting.

During 2008 we established fair value of the undelivered elements of the arrangement that are not subject to percentage of completion accounting. Also, during the fourth quarter of 2008 we realized a significant milestone in London which significantly enhances our ability to reliably estimate work effort for the remainder of the contract and estimate a minimum level of profit on the arrangement. These events, combined with our experience since the contract signed in 2006 and the experience gained in the South, allowed us to conclude that reasonably dependable work effort estimates could be produced and allow for margin recognition.

As a result, our fourth quarter 2008 revenues included a cumulative catch-up adjustment, resulting from the significant change in accounting estimate, in the amount of $28.6 million which represents the margin on the contract which had been previously deferred as a result of the zero margin approach of applying percentage of completion accounting. Greater than a majority of the catch-up adjustment revenue was included in support, maintenance and services. The remaining margin attributed to the services subject to ASC 605-35 will be recognized over the remaining service period until the services are complete and amounts allocated to the other support services subject to ASC 985-605 will be recognized over the relevant support periods. The contract expires in 2014.

(b) Cash Equivalents – Cash equivalents consist of short-term marketable securities with original maturities less than 90 days.

(c) Investments – Our short-term investments are primarily invested in time deposits, commercial paper, government and corporate bonds and auction rate securities. Refer to Note (3) and Note (4) for a comprehensive description of these assets and their value.

(d) Concentrations – Substantially all of our cash and cash equivalents and short-term investments are held at two major financial institutions. The majority of our cash equivalents consist of money market funds. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Substantially all of our clients are integrated delivery networks, physicians, hospitals and other healthcare related organizations. If significant adverse macro-economic factors were to impact these organizations it could materially adversely affect us. Our access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill our supply requirements could affect future results.

As of the end of 2009, we had significant concentration of receivables owed to us by Fujitsu Services Limited, which are currently in dispute. Refer to Note 5 for additional information.

(e) Inventory - Inventory consists primarily of computer hardware, sublicensed software held for resale and *RxStation* medication dispensing units. Inventory is recorded at the lower of cost (first-in, first-out) or market.

(f) Property and Equipment - Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of two to 50 years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease terms or the useful lives, which range from periods of two to 15 years.

(g) Software Development Costs – Software development costs are accounted for in accordance with ASC 985-20, *Costs of Software to be Sold, Leased or Marketed*. Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution.

(h) Goodwill and Other Intangible Assets – We account for goodwill under the provisions of ASC 350, *Intangibles – Goodwill and Other*. As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. Based on these evaluations, there was no impairment of goodwill in 2009, 2008 or 2007. Refer to Note (7) for more information of Goodwill and other intangible assets.

(i) Contingencies – We accrue for legal and other contingencies in accordance with ASC 450, *Contingencies*. We currently have no material pending litigation.

The terms of our software license agreements with our clients generally provide for a limited indemnification of such intellectual property against losses, expenses and liabilities arising from third party claims based on alleged infringement by our solutions of an intellectual property right of such third party. The terms of such indemnification often limit the scope of and remedies for such indemnification obligations and generally include a right to replace or modify an infringing solution. To date, we have not had to reimburse any of our clients for any losses related to these indemnification provisions pertaining to third party intellectual property infringement claims. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the terms of the corresponding agreements with our clients, we cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

From time to time we are involved in routine litigation incidental to the conduct of our business, including for example, employment disputes and litigation alleging solution defects, intellectual property infringement, violations of law and breaches of contract and warranties. We believe that no such routine litigation currently pending against us, if adversely determined, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

(j) Derivative Instruments and Hedging Activities - We follow ASC 815, *Derivatives and Hedging* to account for our hedging activities. Refer to Note (10) for more information on our hedging activities.

(k) Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(l) Earnings per Common Share – Earnings per common share is computed in accordance with ASC 260, *Earnings Per Share*. Refer to Note (13) for additional details of our earnings per share computations.

(m) Accounting for Share-based payments - We follow ASC 718, *Stock Compensation*, which addresses the accounting for share-based payment transactions with employees and other third parties and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of earnings. Refer to Note (14) for a detailed discussion of share-based payments.

(n) Foreign Currency - Assets and liabilities of non-U.S. subsidiaries whose functional currency is the local currency are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net gain resulting from foreign currency transactions is included in general and administrative expenses in the consolidated statements of operations and amounted to $4.0 million, $9.9 million, and $3.7 million in 2009, 2008 and 2007, respectively.

(o) Collaborative Arrangements - We account for arrangements involving joint operating activities of two or more parties that are each actively involved and exposed to risks and rewards of the activities in accordance with ASC 808, *Collaborative Arrangements*. Third party costs incurred and revenues generated by such activities are classified in the consolidated statements of operations based on the gross or net reporting requirements included in ASC 605. Payments between participants are recorded based on the nature of the payments in accordance with the applicable authoritative guidance.

(p) Recent Accounting Pronouncements - In September 2009, Accounting Standards Update (ASU) 09-13, *Revenue Recognition (Topic 605) – Multiple Deliverable Revenue Arrangements*, was issued, which will require an entity to apply the relative selling price allocation method in order to estimate selling price for all units of accounting, including delivered items, when vendor-specific objective evidence (VSOE) or acceptable third party evidence (TPE) does not exist and expands the disclosure requirements to require an entity to provide both qualitative and quantitative information about the significant judgments made in applying the guidance in ASU 09-13 and subsequent changes in those judgments that may significantly affect the timing or amount of revenue recognition. ASU 09-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Earlier application is permitted. We are assessing the potential impact of ASU 09-13 on our financial position and results of operations.

In September 2009, ASU 09-14, *Software (Topic 985) – Certain Revenue Arrangements that Include Software Elements*, was issued, which requires the exclusion from the scope of ASC 985 of all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. ASU 09-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Earlier application is permitted. We are assessing the impact of ASU 09-14 on our financial position and results of operations.

In December 2009, ASU 09-16, *Accounting for Transfers of Financial Assets,* was issued, which among other things creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. ASU 09-16 is effective for financial asset transfers as of the beginning of fiscal years that begin after November 15, 2009. Earlier adoption is prohibited. We are assessing the impact of ASU 09-16 on our financial position and results of operations.

(2) Business Acquisitions

There were no business acquisitions by the Company during 2009. During the 2008 and 2007, we completed two acquisitions, which were accounted for under the purchase method of accounting. The results of each acquisition were included in our consolidated statements of operations from the date of each acquisition. Below is a description of the acquisitions.

On August 1, 2008, we completed the purchase of LingoLogix, Inc. (LingoLogix), for $4.0 million in cash. LingoLogix was a provider of software used for computer automated coding technology. The acquisition of LingoLogix enhanced our revenue cycling offerings as the solutions can be used in both inpatient and outpatient environments to improve physician workflow and drive more accurate and efficient reimbursement through automated coding. The operating results of LingoLogix were combined with our operating results subsequent to the purchase date of August 1, 2008. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed resulted in goodwill of $1.3 million and $4.1 million in intangible assets. The goodwill was allocated to our Domestic operating segment. The intangible assets are being amortized over 5 years. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to our results.

On February 22, 2007, we completed the purchase of assets of Etreby Computer Company, Inc. (Etreby), for $25.1 million in cash, which was reduced by $1.6 million for a working capital adjustment in the second quarter of 2007. Etreby was a software provider of retail pharmacy management systems. The acquisition of Etreby's assets expanded our pharmacy systems portfolio. The operating results of Etreby were combined with our operating results subsequent to the purchase date of February 22, 2007. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed resulted in goodwill of $12.7 million and $10.2 million in intangible assets. The goodwill was allocated to our Domestic operating segment and is expected to be deductible for tax purposes. The intangible assets are being amortized over five years. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to our results.

A summary of our purchase acquisitions for the three years ended 2009, is as follows:

(In millions)	**Date**	**Goodwill**	**(Tax Basis)**	**Intangibles**	**Developed Technology**	**Form of Consideration**
Fiscal Year 2008 Acquisition						
Name:						
LingoLogix, Inc.						
Description of Business:						
Computer Automated Coding Technology	8/08	$1.3	$ -	$0.5	$3.6	$4.0 cash
Reason for Acquisition:						
Integrate technology into *Cerner Millennium*						
Fiscal Year 2007 Acquisition						
Name:						
Etreby Computer Company, Inc.						
Description of Business:						
Software provider of retail pharmacy management systems	2/07	$12.7	($12.7)	$8.3	$1.9	$23.5 cash
Reason for Acquisition:						
Integrate technology into *Cerner Millennium*						

The assets and liabilities of the acquired companies at the date of acquisition are as follows:

(In thousands)	LingoLogix, Inc.	Etreby Computer Company, Inc.
Current assets	$ -	$ 1,002
Total assets	5,306	24,280
Current liabilities	25	748
Total liabilities	1,306	748

(3) Cash and Investments

Our cash, cash equivalents and investment securities consisted of the following:

(In thousands)	2009	2008
Cash and cash equivalents:		
Cash	$ 144,764	$ 199,543
Money market funds	80,242	70,951
Time deposits	8,523	-
Corporate bonds	8,194	
Total cash and cash equivalents	$ 241,723	$ 270,494
Short-term investments		
Time deposits	$ 37,784	$ 4,084
Commercial paper	19,987	34,316
Government and corporate bonds	164,792	-
Auction rate securities	85,203	-
Put-like feature	9,347	-
Total short-term investments	$ 317,113	$ 38,400
Long-term investments		
Auction rate securities	$ -	$ 85,440
Put-like feature	-	19,860
Total long-term investments	$ -	$ 105,300

Refer to Note (4) for details of the fair value measurements within the fair value hierarchy of these financial assets.

Auction rate securities are debt instruments with long-term nominal maturities, for which the interest rates regularly reset every 7-35 days under an auction system. Because auction rate securities historically re-priced frequently, they traded in the market on a par-in, par-out basis. In prior periods, we regularly liquidated our investments in these securities for reasons including, among others, changes in the market interest rates and changes in the availability of, and the yield on, alternative investments. Beginning in February 2008, liquidity issues in the global credit markets resulted in the progressive failure of auctions representing all of the auction rate securities we hold, because the amount of securities submitted for sale in those auctions exceeded the amount of bids. To date we have collected all interest receivable on our auction rate securities when due and expect to continue to do so in the future; however, the principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities or final payments come due according to contractual maturities ranging from 13 to 30 years.

In August 2008, our broker agreed to a settlement in principle with the Securities and Exchange Commission, the New York Attorney General and other regulatory agencies to restore liquidity to clients who hold auction rate securities. During the fourth quarter of 2008, we entered into a settlement agreement (the Settlement Agreement) with the investment firm that sold us the auction rate securities. Under the terms of the Settlement Agreement, we received the right to redeem the securities at par during a period from mid-2010 through mid-2012. Additionally, we have the option to obtain a loan, secured by such securities, at no net cost prior to the redemption period.

In conjunction with the execution of the Settlement Agreement, we transferred the auction rate securities from available-for-sale to trading securities. As trading securities, these investments are carried at fair value with changes recorded through earnings. At the end of 2009, we held auction rate securities with a par value of $94.6 million and recognized an unrealized trading gain of $10.5 million for the year then ended in other income within the Consolidated Statements of Operations.

The Settlement Agreement is being accounted for as a put-like feature and is carried at fair value with changes recorded through earnings. We have valued the put-like feature as the difference between the par value of the auction rate securities and the fair value of the securities, discounted by the credit risk of the broker. The loan option was also valued taking into account the settlement discount and credit risk during the time necessary to administer the loan. At the end of 2009, we valued the put-like feature at $9.3 million and recognized an unrealized loss of $10.5 million for the year then ended in other income within the Consolidated Statement of Operations. We anticipate that any future changes in the fair value of the put-like feature will be substantially offset by changes in the fair value of the related auction rate securities with no material net impact to the Consolidated Statements of Operations.

All of the auction rate securities that we currently hold are A rated or higher and are collateralized by student loan portfolios, the majority of which are backed by the U.S. government through its Federal Family Education Loan Program.

In the fourth quarter of 2009, we reclassified our auction rate securities from long-term to short-term investments based on our intention of exercising the put-like settlement feature and redeeming the securities within the next year.

We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds fair value, the duration of the market decline, our intent and ability to hold to maturity or until forecasted recovery, and the financial health of and specific prospects for the issuer. Unrealized losses that are other than temporary are recognized in earnings.

(4) Fair Value Measurements

We determine fair value measurements used in our consolidated financial statements based upon the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table details our financial assets measured at fair value within the fair value hierarchy at the end of 2009:

(In thousands)			Fair Value Measurements at Reporting Date Using		
Description	Balance Sheet Classification	**2009**	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	Cash equivalents	$ 80,242	$ 80,242	$ -	$ -
Time deposits	Cash equivalents	8,523	-	8,523	-
Corporate bonds	Cash equivalents	8,194	-	8,194	-
Time deposits	Short-term investments	37,784	-	37,784	-
Commercial paper	Short-term investments	19,987	-	19,987	-
Government and corporate bonds	Short-term investments	164,792	-	164,792	-
Auction rate securities	Short-term investments	85,203	-	-	85,203
Put-like feature	Short-term investments	9,347	-	-	9,347

Refer to Note (3) for a comprehensive description of these assets. Our auction rate securities have been classified as Level 3 assets within the fair value hierarchy, as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. If different assumptions were used for the various inputs to the valuation, including, but not limited to, assumptions involving the estimated holding periods for the auction rate securities, the estimated cash flows over those estimated lives, and the estimated discount rates, including the liquidity discount rate, applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined.

The table below presents the activity of our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended 2009 and 2008:

(In thousands)	**2009**	**2008**
Beginning balance	$ 105,300	$ 160,900
Purchases and settlements, net	-	(54,950)
Transfer to Level 3	-	105,950
Redemptions at par	(10,750)	(650)
Unrealized gain (loss) on auction rate securities included in earnings	10,513	(19,860)
Unrealized gain (loss) on put-like feature included in earnings	(10,513)	19,860
Ending balance	$ 94,550	$ 105,300

On January 4, 2009, we fully adopted ASC 820, *Fair Value Measurements and Disclosures*, to include all non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which includes goodwill and non-financial long-lived assets, and are measured at fair value in certain circumstances (for example, when there is evidence of impairment). As of the end of 2009, there was no indication of impairment related to our non-financial assets and liabilities. Refer to Note (7) – Goodwill and Other Intangible Assets for further description of the inputs used to measure fair value of goodwill as part of our annual impairment test.

(5) Receivables

Receivables consist of accounts receivable and contracts receivable. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by us at future dates under the terms of a contract with a client. Billings and other consideration received on contracts in excess of related revenues recognized are recorded as deferred revenue. Substantially all receivables are derived from sales and related support and maintenance and professional services of our clinical, administrative and financial information systems and solutions to healthcare providers located throughout the United States and in certain non-U.S. countries.

We perform ongoing credit evaluations of our clients and generally do not require collateral from our clients. We provide an allowance for estimated uncollectible accounts based on specific identification, historical experience and our judgment. Provisions for losses on uncollectible accounts for 2009, 2008 and 2007 totaled $3.1 million, $10.0 million and $7.4 million, respectively.

A summary of receivables, net is as follows:

(In thousands)	2009	2008
Gross accounts receivable	$ 342,992	$ 346,063
Less: Allowance for doubtful accounts	16,895	18,149
Accounts receivable, net of allowance	326,097	327,914
Contracts receivable	135,314	141,014
Total receivables, net	$ 461,411	$ 468,928

During the second quarter of 2008, Fujitsu Services Limited's (Fujitsu) contract as the prime contractor in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England was terminated by the NHS. This had the effect of automatically terminating our subcontract for the project. We are in dispute with Fujitsu regarding Fujitsu's obligation to pay the amounts comprised of accounts receivable and contracts receivable related to that subcontract, and we are working with Fujitsu to resolve these issues based on processes provided for in the contract. Part of that process requires resolution of disputes between Fujitsu and the NHS regarding the contract termination. During the 2009 fourth quarter certain events occurred in the resolution process between Fujitsu and the NHS which reduced the likelihood the matter will be resolved in the next 12 months. Therefore we reclassified the receivables, which represented more than 10% of our net receivables, from current assets to other long term assets during the 2009 fourth quarter. These receivables represent the significant majority of other long-term assets at the end of 2009. While the ultimate collectability of the receivables pursuant to this process is uncertain, management believes that it has valid and equitable grounds for recovery of such amounts and that collection of recorded amounts is probable.

During 2009 and 2008, we received total client cash collections of $1.8 billion and $1.7 billion, respectively, of which $54.0 million and $89.9 million were received from third party arrangements with non-recourse payment assignments.

(6) Property and Equipment

A summary of property, equipment and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

(In thousands)	Depreciable Lives (Yrs)	2009	2008
Furniture and fixtures	5 - 12	$ 56,631	$ 58,334
Computer and communications equipment	2 - 5	585,685	513,652
Leasehold improvements	2 - 15	139,331	135,792
Capital lease equipment	3 - 5	17,147	16,797
Land, buildings and improvements	12 - 50	204,080	177,596
Other equipment	5 - 20	964	2,983
		1,003,838	905,154
Less accumulated depreciation and amortization		494,660	421,755
Total property and equipment, net		$ 509,178	$ 483,399

Depreciation expense for 2009, 2008 and 2007 was $104.6 million, $96.7 million and $80.0 million, respectively.

(7) Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are tested for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an impairment test based on fair value using Level 3 inputs as defined in the fair value hierarchy. Refer to Note (4) - Fair Value Measurements for the definition of the levels in the fair value hierarchy as defined by ASC 820. The inputs used to calculate the fair value included the projected cash flows and a discount rate that we estimated would be used by a market participant in valuing these assets. Our most recent annual test of goodwill impairment indicated that goodwill was not impaired. The fair values of each of our reporting units exceeded their carrying amounts by a significant margin.

The changes in the carrying amounts of goodwill were as follows:

(In thousands)	2009	2008
Beginning Balance	$ 146,666	$ 143,924
Goodwill acquired and earnout payments for prior acquisitions	3,425	2,392
Foreign currency translation adjustment and other	1,388	350
Ending Balance	$ 151,479	$ 146,666

Our intangible assets, other than goodwill or intangible assets with indefinite lives, are all subject to amortization, are amortized on a straight-line basis, and are summarized as follows:

(In thousands)	Weighted-Average Amortization Period (Yrs)	2009 Gross Carrying Amount	2009 Accumulated Amortization	2008 Gross Carrying Amount	2008 Accumulated Amortization
Purchased software	5.0	$ 84,968	$ 62,802	$ 83,302	$ 53,233
Customer lists	5.0	55,606	50,960	55,553	40,604
Patents	14.5	8,184	1,729	7,491	1,275
Non-compete agreements	3.0	1,057	605	2,011	1,320
Total	5.5	$ 149,815	$ 116,096	$ 148,357	$ 96,432

Amortization expense for 2009, 2008 and 2007 was $20.4 million, $20.0 million and $19.7 million, respectively.

Estimated aggregate amortization expense for each of the next five years is as follows:

(In thousands)		
For year ended:	2010	$ 10,161
	2011	8,163
	2012	4,977
	2013	3,218
	2014	1,877

(8) Software Development Costs

Information regarding our software development costs is included in the following table:

(in thousands)	For the Years Ended 2009	2008	2007
Software development costs	$ 285,187	$ 291,368	$ 283,086
Capitalized software development costs	(77,747)	(69,981)	(65,985)
Amortization of capitalized software development costs	63,611	51,132	53,475
Total software development expense	$ 271,051	$ 272,519	$ 270,576

Included in 2007 total software development costs is $8.6 million of research and development activities for the *RxStation* medical dispensing devices. Of this amount, $3.4 million was related to periods prior to 2007 and was immaterial to both 2007 and the prior periods to which it related.

We are amortizing capitalized costs over five years. Accumulated amortization as of the end of 2009 and 2008 was $474.3 million and $410.4 million, respectively.

(9) Indebtedness

The following is a summary of indebtedness outstanding:

(In thousands)	2009	2008
Note agreement, 5.54%	$ 90,090	$ 94,556
Senior Notes, Series B, 6.42%	29,250	39,000
Senior Notes, Series B, 7.66%	-	6,667
Other obligations	1,180	1,263
	120,520	141,486
Less: current portion	(25,014)	(30,116)
	$ 95,506	$ 111,370

In November 2005, we completed a £65.0 million private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments, which commenced November 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2009.

In December 2002, we completed a $60.0 million private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21.0 million principal amount at 5.57% were paid in full in 2008. The Series B Senior notes, with a $39.0 million principal amount at 6.42%, are payable in four equal annual installments, which commenced December 2009. The proceeds were used to repay the outstanding amount under our credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. We were in compliance with all covenants at the end of 2009.

In April 1999, we completed a $100.0 million private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60.0 million principal amount at 7.14% were paid in full in 2006. The Series B Senior Notes, with a $40.0 million principal amount at 7.66%, were paid in full in 2009.

We maintain a $90 million, multi-year revolving credit facility, which provides an unsecured revolving line of credit for working capital purposes. Interest is payable at a rate based on prime or LIBOR plus a spread that varies depending on the net worth ratios maintained. The agreement contains certain net worth, current ratio and fixed charge coverage covenants and provides certain restrictions on our ability to borrow, incur liens, sell assets and pay dividends. The current agreement expires on May 31, 2013. As of the end of 2009, under this agreement we had $6.6 million of outstanding letters of credit, no direct borrowings and were in compliance with all covenants.

We also have capital lease obligations amounting to $0.6 million, payable over the next three years.

The aggregate maturities for our long-term debt, including capital lease obligations, are as follows (in thousands):

2010	$ 25,014
2011	25,588
2012	24,873
2013	15,015
2014	15,015
2015 and thereafter	15,015
Total maturities	$ 120,520

We estimate the fair value of our long-term, fixed-rate debt using a level 3 discounted cash flow analysis based on our current borrowing rates for debt with similar maturities. The fair value of our long-term debt was approximately $124.8 million and $159.3 million at the end of 2009 and 2008, respectively.

(10) Hedging Activities

We designated all of our Great Britain Pound (GBP) denominated long-term debt as a net investment hedge of our U.K. operations. The objective of the hedge is to reduce our foreign currency exposure in our U.K. subsidiary investment. Changes in the exchange rate between the United States Dollar (USD) and GBP, related to the notional amount of the hedge, are recognized as a component of accumulated other comprehensive loss, to the extent the hedge is effective. The following table represents the fair value of the net investment hedge included within the Consolidated Balance Sheet and the unrealized loss, net of related income tax effects, on the net investment hedge recognized in accumulated other comprehensive income:

(In thousands)		**2009**	
Derivatives designated	Balance Sheet Classification	Fair Value	Net Unrealized Gain (Loss)
Net investment hedge	Short-term liabilities	$ 15,015	$ (1,192)
Net investment hedge	Long-term liabilities	75,075	(5,543)
Total net investment hedge		$ 90,090	$ (6,735)

(In thousands)		**2008**	
Derivatives designated	Balance Sheet Classification	Fair Value	Net Unrealized Gain (Loss)
Net investment hedge	Short-term liabilities	$ 13,508	$ 3,158
Net investment hedge	Long-term liabilities	81,048	18,945
Total net investment hedge		$ 94,556	$ 22,103

We recognize foreign currency transaction gains and losses within the Consolidated Statements of Operations as a component of general and administrative expenses. We realized foreign currency gains in 2009, 2008 and 2007 of $4.0 million, $9.9 million and $3.7 million, respectively.

(11) Interest Income

A summary of interest income and expense is as follows:

	For the Years Ended		
(In thousands)	**2009**	**2008**	**2007**
Interest income	$ 8,801	$ 13,604	$ 13,206
Interest expense	(8,493)	(10,548)	(11,937)
Interest income, net	$ 308	$ 3,056	$ 1,269

(12) Income Taxes

Income tax expense (benefit) for 2009, 2008 and 2007 consists of the following:

(In thousands)	For the Years Ended 2009	2008	2007
Current:			
Federal	$ 90,992	$ 68,466	$ 66,701
State	8,350	9,338	3,600
Foreign	4,015	9,789	24,629
Total Current Expense	103,357	87,593	94,930
Deferred:			
Federal	(1,545)	10,873	(1,726)
State	845	(1,105)	(1,360)
Foreign	(3,441)	(4,588)	(15,002)
Total deferred expense (benefit)	(4,141)	5,180	(18,088)
Total income tax expense	$ 99,216	$ 92,773	$ 76,842

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at the end of 2009 and 2008 relate to the following:

(In thousands)	2009	2008
Deferred tax assets		
Accrued expenses	$ 17,920	$ 24,077
Separate return net operating losses	23,403	22,156
Share based compensation	18,548	15,678
Other	814	7,914
Total deferred tax assets	60,685	69,825
Deferred tax liabilities		
Software development costs	(84,947)	(80,623)
Contract and service revenues and costs	(9,205)	(17,070)
Depreciation and amortization	(45,762)	(39,814)
Other	(4,489)	(17,621)
Total deferred tax liabilities	(144,403)	(155,128)
Net deferred tax liability before valuation allowance	(83,718)	(85,303)
Valuation allowance	-	-
Net deferred tax liability	$ (83,718)	$ (85,303)

During 2007, we determined that due to a change in circumstances, it is more likely than not that certain tax operating loss carry-forwards in a non-U.S. jurisdiction would not be realized resulting in the recognition of a valuation allowance totaling approximately $8.0 million. During 2008, this non-U.S. jurisdiction audited us. As a result of the audit, certain tax positions previously taken were disallowed by the foreign jurisdiction, which reduced the deferred tax asset relating to the net operating loss carryforward in that jurisdiction. The valuation allowance related to the net operating loss carryforward was released because we believe it is more likely than not we will realize the remaining operating loss carry-forward amount. Based upon the level of historical taxable income and projections for future taxable income over the periods which the remaining deferred tax assets are expected to be deductible, as well as the scheduled reversal of deferred tax liabilities, we believe it is more likely than not we will realize the remaining deferred tax assets and no valuation allowance is required.

At the end of 2009, we had net operating loss carry-forwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $11.6 million which are available to offset future Federal taxable income, if any, through 2020. We had net operating loss carry-forwards from non-U.S. jurisdictions of $1.5 million which are available to offset future taxable income, if any, through 2015 and $49.7 million which are available to offset future taxable income, if any, with no expiration.

The effective income tax rates for 2009, 2008, and 2007 were 34%, 33%, and 38%, respectively. These effective rates differ from the Federal statutory rate of 35% as follows:

	For the Years Ended		
(In thousands)	**2009**	**2008**	**2007**
Tax expense at statutory rates	$ 102,438	$ 98,500	$ 71,389
State income tax, net of federal benefit	6,658	6,403	4,640
Prior period adjustments	2,310	(2,879)	(3,125)
Valuation allowance	-	(7,982)	7,982
Audit settlements	-	4,412	-
Tax Credits	(5,150)	(5,150)	(4,150)
Unrecognized Tax Benefit	(5,581)	5,691	2,882
Other, net	(1,459)	(6,223)	(2,776)
Total income tax expense	$ 99,216	$ 92,772	$ 76,842

The 2009 tax expense amount includes $2.3 million expense related to adjustments from prior period tax returns. The impact to any one of these tax years was not material. The 2008 and 2007 tax expense amounts include the recognition of approximately $2.9 million and $3.1 million, respectively, of tax benefits. The 2008 amount was related to an adjustment of a foreign tax credit claimed. The adjustments in 2007 were recorded primarily to correct an error in our 2006 state income tax rate. These differences have accumulated over several years and the impact to any one of these prior periods is not material.

The 2009 beginning and ending amounts of accrued interest related to the underpayment of taxes was $0.9 million and $0.1 million, respectively. We classify interest and penalties as income tax expense in our consolidated statement of operations, which is consistent with how we previously classified interest and penalties related to the underpayment of income taxes. No accrual for tax penalties was recorded at the end of the year.

During 2008, we settled IRS examinations for the 2005 to 2006 periods and as a result reversed previously recorded reserves for tax uncertainties by $1.3 million. During 2009, the Internal Revenue Service (IRS) completed its examination of the 2007 income tax return and refund claim related to the foreign tax credit for the 2004, 2005 and 2006 income tax returns. We decreased the unrecognized tax benefits by $8.0 million primarily due to the settlement of the 2007 IRS audit.

As of the end of 2009, the total amount of unrecognized tax benefits, including interest, was $6.6 million. We do not expect to resolve any of these matters within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax is presented below:

(In thousands)	2009	2008	2007
Unrecognized tax benefit - beginning balance	$ 12,440	$ 8,069	$ 13,300
Gross decreases- tax positions in prior periods	(7,961)	-	(1,732)
Gross increases- in current-period tax positions	2,379	5,690	4,614
Settlements	(259)	(1,319)	(8,113)
Unrecognized tax benefit - ending balance	$ 6,599	$ 12,440	$ 8,069

(13) Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations are as follows:

	2009			2008			2007		
(In thousands, except per share data)	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share:									
Income available to common stockholders	$ 193,465	80,981	$ 2.39	$ 188,658	80,549	$ 2.34	$ 127,125	79,395	$ 1.60
Effect of dilutive securities:									
Stock options		2,901		-	2,886		-	3,823	
Diluted earnings per share:									
Income available to common stockholders including assumed conversions	$ 193,465	83,882	$ 2.31	$ 188,658	83,435	$ 2.26	$ 127,125	83,218	$ 1.53

Options to purchase 1.8 million, 2.3 million and 1.1 million shares of common stock at per share prices ranging from $38.64 to $136.86, $33.63 to $136.86 and $40.84 to $136.86, were outstanding at the end of 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

(14) Share Based Compensation and Equity

Stock Option and Equity Plans

As of the end of 2009, we had four fixed stock option and equity plans in effect for associates. This includes two plans from which we could issue grants, (Plans F & G); and two plans from which no new grants were permitted to be issued after January 1, 2005, but some awards remain outstanding, (Plans D & E).

Under the 2001 Long-Term Incentive Plan F, we are authorized to grant to associates, directors and consultants 4.0 million shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at our discretion. However, not more than 1.0 million of such shares will be available for granting any types of grants other than options or stock appreciation rights. Options under Plan F are exercisable at a price not less than fair market value on the date of grant as determined by the Section 16 Insider Equity and Incentive Compensation Subcommittee (the Committee). Options under this plan typically vest over a period of five years as determined by the Committee and are exercisable for periods of up to 25 years.

Under the 2004 Long-Term Incentive Plan G, we are authorized to grant to associates and directors 4.0 million shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at our discretion. Options under Plan G are exercisable at a price not less than fair market value on the date of grant as determined by the Committee. Options under this plan typically vest over a period of five years as determined by the Committee and are exercisable for periods of up to 12 years. In 2007, Long-Term Incentive Plan G was amended to provide us the ability to recover fringe benefit tax payments made by us on behalf of our associates in India.

Stock Options

The fair market value of each stock option award is estimated on the date of grant using a lattice option-pricing model. The pricing model requires the use of the following estimates and assumptions:

- Expected volatilities under the lattice model are based on an equal weighting of implied volatilities from traded options on our shares and historical volatility. We use historical data to estimate the stock option exercise and associate departure behavior used in the lattice model; groups of associates (executives and non-executives) that have similar historical behavior are considered separately for valuation purposes.
- The expected term of stock options granted is derived from the output of the lattice model and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of associates exhibiting different post-vesting behaviors.
- The risk-free rate is based on the zero-coupon U.S. Treasury bond with a term equal to the contractual term of the awards.

The weighted-average assumptions used to estimate the fair market value of stock options are as follows:

(In thousands)	**2009**	**2008**	**2007**
Expected volatility (%)	45.2 - 51.5	45.9 - 52.4	43.1 - 46.1
Expected term (yrs)	9.3 - 9.6	8.4 - 9.7	9.6 - 9.9
Risk-free rate (%)	3.8	4.4	4.6

A combined summary of the stock option activity of our four fixed stock option and equity plans is presented below:

	2009			
Options	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term
Outstanding at beginning of year	8,924,321	$ 27.25		
Granted	950,680	52.04		
Exercised	(1,504,863)	19.80		
Forfeited and Expired	(88,214)	42.13		
Outstanding at end of year	8,281,924	$ 31.29	$ 423,581,294	6.31
Options exercisable at the end of the year	5,436,321	$ 22.81	$ 318,812,325	5.36

(In thousands, except for grant date fair value)	For the Years Ended 2009	2008	2007
Weighted-average grant date fair values	$ 27.96	$ 22.99	$ 29.17
Total intrinsic value of options exercised	$ 63,465	$ 26,841	$ 67,336
Cash received from exercise of stock options	$ 29,789	$ 15,364	$ 29,085
Tax benefit realized upon exercise of stock options	$ 23,654	$ 10,001	$ 29,865

As of the end of 2009, there was $49.3 million of total unrecognized compensation cost related to stock options granted under all plans. That cost is expected to be recognized over a weighted-average period of 3.09 years.

Nonvested Shares

Nonvested shares were valued at the fair market value on the date of grant and will vest provided the recipient has continuously served on the Board of Directors through such vesting date or in the case of an associate provided that performance measures are attained. The expense associated with these grants is being recognized over the period from the date of grant to the vesting date.

A summary of our nonvested restricted stock compensation arrangements granted under all plans is presented below:

	2009	
Nonvested shares	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year	19,800	$ 45.91
Granted	13,500	56.52
Vested	(16,500)	45.91
Forfeited	(3,300)	45.91
Outstanding at end of year	13,500	56.52

(In thousands, except for grant date fair value)	For the Years Ended 2009	2008	2007
Weighted average grant date fair values	$ 56.52	$ 45.91	$ 54.20
Total fair value of shares vested during the year	$ 923	$ 797	$ 1,380

As of the end of 2009, there was $0.3 million of total unrecognized compensation cost related to nonvested share awards granted under all plans. That cost is expected to be recognized over a weighted-average period of 0.4 years.

Associate Stock Purchase Plan

We established an Associate Stock Purchase Plan (ASPP) in 2001, which qualifies under Section 423 of the Internal Revenue Code. Each individual employed by us and associates of our United States based subsidiaries, except as provided below, are eligible to participate in the Plan (Participants). The following individuals are excluded from participation: (a) persons who, as of the beginning of a purchase period under the Plan, have been continuously employed by us or our domestic subsidiaries for less than two weeks; (b) persons who, as of the beginning of a purchase period, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock; and, (c) persons who are customarily employed by us for less than 20 hours per week or for less than five months in any calendar year. Participants may elect to make contributions from 1% to 20% of compensation to the ASPP, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Company Common Stock at a 15% discount on the last business day of the option period. The purchase of our Common Stock is made through the ASPP on the open market and subsequently reissued to the associates. Under ASC 718, the difference of the open market purchase and the participant's purchase price is being recognized as compensation expense.

Share Based Compensation Cost

Our stock option and nonvested share awards qualify for equity classification pursuant to ASC 718, *Stock Compensation*. The costs of our ASPP, along with participant contributions, are recorded as a liability until open market purchases are completed. The amounts recognized in the consolidated statements of operations with respect to stock options, nonvested shares and ASPP are as follows:

	For the Years Ended		
(In thousands)	**2009**	**2008**	**2007**
Stock option and non-vested share compensation expense	$ 15,786	$ 14,674	$ 16,348
Associate stock purchase plan expense	1,318	1,310	986
Amounts capitalized in software development costs, net of amortization	(262)	(840)	(1,145)
Amounts charged against earnings, before income tax benefit	$ 16,842	$ 15,144	$ 16,189
Amount of related income tax benefit recognized in earnings	$ 6,274	$ 5,641	$ 6,030

Treasury Stock

In March 2008, our Board of Directors authorized a stock repurchase program of up to $45 million of our Common Stock on the open market and/or in privately-negotiated purchase. There were no shares repurchased by us during 2009. The stock repurchase activity in 2008 was as follows:

Shares repurchased	790,000
Average price per share	$ 35.45
Cost of shares repurchased, net of commissions	$ 28,002,000

These repurchased shares are recorded as treasury stock and are accounted for under the cost method. No repurchased shares have been retired.

Preferred Stock

As of the end of 2009 and 2008, we had 1.0 million shares of authorized but unissued preferred stock, $0.01 par value.

(15) Foundations Retirement Plan

The Cerner Corporation Foundations Retirement Plan (the Plan) was established under Section 401(k) of the Internal Revenue Code. All associates age 18 and older and who are not a member of an excluded class are eligible to participate. Participants may elect to make pretax contributions from 1% to 80% of eligible compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a stable value fund, a Company stock fund, or a self-directed brokerage account. We have a first tier discretionary match that is made on behalf of participants in an amount equal to 33% of the first 6% of the participant's salary contribution. Our first tier discretionary match expenses for the Plan amounted to $8.7 million, $8.7 million and $8.3 million for 2009, 2008 and 2007, respectively.

We added a second tier discretionary match to the Plan in 2000. Contributions are based on attainment of established earnings per share goals for the year or the established financial metric for the Plan. Only participants who defer 2% of their paid base salary, are actively employed as of the last day of the Plan year and are employed before October 1 of the Plan year are eligible to receive the discretionary match contribution. For the years ended 2009, 2008 and 2007 we expensed $2.0 million, $2.2 million and $6.0 million for the second tier discretionary distributions, respectively.

(16) Related Party Transactions

From July 1994 until August 2008 we leased an airplane from PANDI, Inc. (PANDI), a company owned by Neal L. Patterson and Clifford W. Illig, our Chairman of the Board and CEO and Vice Chairman of the Board, respectively. During 2009, 2008 and 2007 we paid an aggregate of $1.4 million, $0.4 million and $0.6 million for the rental of the airplane, respectively. The airplane was used principally by us for client development and support and business development activities; and in particular, to reduce business related travel time of our executives and associates, increase travel flexibility and increase the number of client visits than would have been possible using solely commercial travel. On August 14, 2008, PANDI sold the airplane to a third party and the lease agreement with us was terminated.

Following the sale of the airplane, PANDI undertook a complete accounting of the actual financing, operation, depreciation and maintenance costs of the airplane during the 14 year time period that we leased the airplane from PANDI. Following the due diligence efforts by a committee comprised of the independent members of the Board of Directors, we were authorized to pay PANDI the sum of $1.4 million.

(17) Commitments

Leases

We are committed under operating leases for office space and computer equipment through October 2027. Rent expense for office and warehouse space for our regional and global offices for 2009, 2008 and 2007 was $16.6 million, $16.1 million and $12.4 million, respectively. Aggregate minimum future payments under these non-cancelable operating leases are as follows:

(In thousands)	Operating Lease Obligations
2010	$ 25,504
2011	23,041
2012	20,573
2013	17,677
2014	15,143
2015 and thereafter	60,195
Total:	$ 162,133

Purchase Obligations

We have purchase commitments with various vendors through 2020. These commitments represent non-cancellable commitments primarily to provide ongoing support, maintenance and service to our clients. Aggregate future payments under these commitments are as follows:

(In thousands)	Purchase Obligations
2010	$ 15,592
2011	6,067
2012	5,644
2013	5,597
2014	2,797
2015 and thereafter	10,665
Total:	$ 46,362

(18) Segment Reporting

We have two operating segments, Domestic and Global. Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The cost of revenues includes the cost of third party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Operating expenses incurred by the geographic business segments consist of sales and client service expenses including salaries of sales and client service personnel, communications expenses and unreimbursed travel expenses. Performance of the segments is assessed at the operating earnings level and, therefore, the segment operations have been presented as such. "Other" includes revenues not generated by the operating segments and expenses such as software development, marketing, general and administrative, share-based compensation expense and depreciation that has not been allocated to the operating segments. It is impractical for us to track assets by geographical business segment.

Accounting policies for each of the reportable segments are the same as those used on a consolidated basis. The following table presents a summary of the operating information for 2009, 2008 and 2007.

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2009				
Revenues	$ 1,398,715	$ 273,149	$ -	$ 1,671,864
Cost of revenues	240,847	40,351	-	281,198
Operating expenses	372,370	130,256	596,034	1,098,660
Total costs and expenses	613,217	170,607	596,034	1,379,858
Operating earnings (loss)	$ 785,498	$ 102,542	$ (596,034)	$ 292,006

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2008				
Revenues	$ 1,307,510	$ 368,518	$ -	$ 1,676,028
Cost of revenues	225,955	70,108	-	296,063
Operating expenses	361,213	150,729	589,138	1,101,080
Total costs and expenses	587,168	220,837	589,138	1,397,143
Operating earnings (loss)	$ 720,342	$ 147,681	$ (589,138)	$ 278,885

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2007				
Revenues	$ 1,227,434	$ 290,677	$ 1,766	$ 1,519,877
Cost of revenues	221,154	53,367	5,589	280,110
Operating expenses	331,124	151,355	553,205	1,035,684
Total costs and expenses	552,278	204,722	558,794	1,315,794
Operating earnings (loss)	$ 675,156	$ 85,955	$ (557,028)	$ 204,083

(19) Quarterly Results (unaudited)

Selected quarterly financial data for 2009 and 2008 is set forth below:

(In thousands, except per share data)	Revenues	Earnings Before Income Taxes	Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
2009 quarterly results:					
First Quarter	$ 392,322	$ 61,863	$ 40,830	$ 0.51	$ 0.49
Second Quarter	403,806	66,223	43,745	0.54	0.52
Third Quarter	409,415	70,887	48,394	0.60	0.57
Fourth Quarter	466,321	93,708	60,496	0.74	0.71
Total	$ 1,671,864	$ 292,681	$ 193,465		
2008 quarterly results:					
First Quarter	$ 384,765	$ 57,284	$ 36,817	$ 0.46	$ 0.44
Second Quarter	402,800	53,723	35,287	0.44	0.42
Third Quarter	422,728	67,958	45,014	0.56	0.54
Fourth Quarter (1)	465,735	102,466	71,540	0.89	0.86
Total	$ 1,676,028	$ 281,431	$ 188,658		

(1) Includes margin of $28.6 million related to our contract in London as part of the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in England. This represents a one-time catch-up resulting from a change in accounting estimate and the ability to separate the support services element of the contract. The after tax effect of this item increased fourth quarter 2008 net earnings and diluted earnings per share by $20.6 million and $0.24, respectively.

Stock Price Performance Graph

The following graph presents a comparison for the five-year period ended December 31, 2009 of the performance of the Common Stock of the Company with the NASDAQ Composite Index (US Companies) (as calculated by The Center for Research in Security Prices) and the NASDAQ Computer/Data Processing Group (as calculated by The Center for Research in Security Prices):

Comparison of 5 Year Cumulative Total Return



$500
$400
$300
$200
$100
$0
12/04
12/05
12/06
12/07
12/08
12/09
Cerner Corporation
Nasdaq Computer and Data Processing Index
Nasdaq Stock Market (US Companies)

The above comparison assumes $100 was invested on December 31, 2004 in Common Stock of the Company and in each of the foregoing indices and assumes reinvestment of dividends. The results of each component issuer of each group are weighted according to such issuer's stock market capitalization at the beginning of each year.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held at 10:00 a.m. on May 28, 2010, at The Cerner Round auditorium in the Cerner Vision Center, located on the Cerner campus at 2850 Rockcreek Parkway, North Kansas City, Missouri. A formal notice of the Meeting, with a Proxy Statement and Proxy Card, will be available, to each shareholder of record, in April 2010.

Annual Report/10-K Report

Publications of interest to current and potential Cerner investors are available upon written request or via Cerner's Web site at **www.cerner.com**. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission.

Written requests should be made to:

Cerner Corporation
Investor Relations
2800 Rockcreek Parkway
North Kansas City, MO 64117-2551

Inquiries of an administrative nature relating to shareholder accounting records, stock transfer, change of address and miscellaneous shareholder requests should be directed to the transfer agent and registrar, Computershare Trust Company, at 1-800-884-4225.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-884-4225

Stock Listings

Cerner Corporation's common stock trades on The NASDAQ Stock Market LLC under the symbol CERN.

Independent Accountants

KPMG LLP
Kansas City, MO


CERNER
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Cerner Worldwide
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www.cerner.com

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